EXHIBIT 2.1

Execution Version

STOCK AND ASSET PURCHASE AGREEMENT

by and among

GNA FINANCING INC.,

GERDAU AMERISTEEL US INC.,

GERDAU AMERISTEEL SAYREVILLE INC.,

GERDAU AMERISTEEL WC, INC.,

CMC STEEL FABRICATORS, INC.,

CMC STEEL US, LLC

and

COMMERCIAL METALS COMPANY

DATED DECEMBER 29, 2017

i

Schedule A	Summary of Specified Accounting Principles and Example Estimated Closing Statement

Exhibit A	Form of Transition Services Agreement
Exhibit B	Form of Bill of Sale and Assignment and Assumption Agreement
Exhibit C	Form of Indemnity Escrow Agreement
Exhibit D	Form of Trademark Assignment Agreement
Exhibit E	Form of Joinder for Conveyed Entity

STOCK AND ASSET PURCHASE AGREEMENT

This Stock and Asset Purchase Agreement (this “Agreement”) is made and entered into this 29th day of December, 2017, by and among GNA Financing Inc., a Delaware corporation (“Seller”), Gerdau Ameristeel US Inc., a Florida corporation (“Selling Subsidiary 1”), Gerdau Ameristeel Sayreville Inc., a Delaware corporation (“Selling Subsidiary 2”), Gerdau Ameristeel WC, Inc., a Delaware corporation (“Selling Subsidiary 3” and, together with Selling Subsidiary 1 and Selling Subsidiary 2, the “Selling Subsidiaries”), CMC Steel Fabricators, Inc., a Texas corporation (“Equity Purchaser”), CMC Steel US, LLC, a Delaware limited liability company (“GP/Asset Purchaser” and together with Equity Purchaser, “Purchasers” and each a “Purchaser”), and Commercial Metals Company, a Delaware corporation (“Guarantor”). Seller, the Selling Subsidiaries, Purchasers and Guarantor are herein referred to individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, Seller and the Selling Subsidiaries are engaged in the Business (as defined herein);

WHEREAS, Seller is the sole stockholder of Selling Subsidiary 1 and the sole stockholder of Selling Subsidiary 2;

WHEREAS, Selling Subsidiary 1 is the sole stockholder of Selling Subsidiary 3;

WHEREAS, Selling Subsidiary 1 is the record and beneficial owner of all of the issued and outstanding shares of capital stock of Conveyed Entity 1 (as defined herein) (the “Conveyed Entity 1 Equity Interests”);

WHEREAS, Selling Subsidiary 1 and Selling Subsidiary 3 are the only partners of Conveyed Entity 2 (as defined herein) and collectively own 100% of the issued and outstanding partnership interests of Conveyed Entity 2 (the “Conveyed Entity 2 Equity Interests”);

WHEREAS, Selling Subsidiary 1 and Selling Subsidiary 2 own, license or lease the Purchased Assets (as defined herein);

WHEREAS, the Parties desire that, at the Closing, (i) Selling Subsidiary 1 shall sell and transfer to Equity Purchaser, and Equity Purchaser shall purchase from Selling Subsidiary 1, all of the Conveyed Entity 1 Equity Interests; (ii) Selling Subsidiary 1 shall sell and transfer to GP/Asset Purchaser, and GP/Asset Purchaser shall purchase from Selling Subsidiary 1 all of Selling Subsidiary 1’s Conveyed Entity 2 Equity Interests, (iii) Selling Subsidiary 3 shall sell and transfer to Equity Purchaser, and Equity Purchaser shall purchase from Selling Subsidiary 3, all of Selling Subsidiary 3’s Conveyed Entity 2 Equity Interests; and (iv) Selling Subsidiary 1 and Selling Subsidiary 2 shall sell and transfer to GP/Asset Purchaser, and GP/Asset Purchaser shall purchase from Selling Subsidiary 1 and Selling Subsidiary 2, all of the Purchased Assets, and GP/Asset Purchaser shall assume all of the Assumed Liabilities (as defined herein), in each case, upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

Section 1.1. Definitions. As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

“2017 Bonuses” shall have the meaning set forth in Section 5.5(l).

“2018 Bonuses” shall have the meaning set forth in Section 5.5(l).

“Accounts Receivable” shall mean all accounts or notes receivable of Selling Subsidiary 1 and Selling Subsidiary 2 primarily relating to the Purchased Assets Business or the Purchased Assets, but excluding Intercompany Payables and Receivables, prior to the Closing Date.

“Acquisition Proposal” shall have the meaning set forth in Section 5.17.

“Action” shall mean any pending, ongoing or threatened action, complaint, claim, petition, litigation, suit, arbitration, hearing, inquiry, audit, examination, investigation or other proceeding, whether civil, criminal, administrative, investigative, appellate, at law or in equity; provided that, if Action is qualified by “threatened in writing” in this Agreement, the word “threatened” in the definition of Action shall be deemed to be “threatened in writing” in such context.

“Actual Value” shall have the meaning set forth in Section 2.8(b)(iii).

“Adverse Amendments” shall mean any amendments, waivers by Purchasers or termination with respect to the R&W Insurance Policy following the date hereof that have reduced the scope of matters insured or the coverage limits thereunder; provided, however, that reductions in the scope of matters insured arising from the operation of the terms and conditions of the R&W Insurance Policy in effect as of the date hereof (including matters not insured as a result of Purchasers’ knowledge or Purchasers’ delivery of closing date declarations, but excluding any reductions in the scope of matters insured arising from amendments, waivers by Purchasers and termination of the R&W Insurance Policy) shall not be Adverse Amendments.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person; provided, however, that for the purposes of this definition, “control” (including with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliated Group” shall mean any affiliated group within the meaning of Section 1504(a) of the Code or any other affiliated, combined, unitary or similar group defined under any state, local, or non-U.S. law.

“Agreement” shall have the meaning set forth in the preamble.

“Allocation” shall have the meaning set forth in Section 2.9.

“Antitrust Authorities” shall mean the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the several states of the United States of America and any other Governmental Authority having jurisdiction pursuant to applicable Antitrust Laws with respect to the transactions contemplated hereby.

“Antitrust Laws” shall mean the Sherman Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act of 1914, as amended, the HSR Act and all other national, state, local or foreign Laws or Orders in effect from time to time that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade or lessening of competition through merger or acquisition.

“Assumed Contracts” shall have the meaning set forth in Section 2.2(c).

“Assumed Intercompany Payables” shall mean the intercompany payables due and owing among Selling Subsidiary 1, Selling Subsidiary 2 and any of their Affiliates for goods and services bought and sold in the ordinary course of the Purchased Assets Business to the extent reflected on Schedule A.

“Assumed Intercompany Receivables” shall mean the intercompany receivables due and owing among Selling Subsidiary 1, Selling Subsidiary 2 and any of their Affiliates for goods and services bought and sold in the ordinary course of the Purchased Assets Business to the extent reflected on Schedule A.

“Assumed Liabilities” shall have the meaning set forth in Section 2.4.

“Assumed Permits” shall have the meaning set forth in Section 2.2(f).

“Base Purchase Price” shall mean $600,000,000.

“Base Working Capital” shall mean $275,800,000.

“Benefit Plan” shall mean each “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and each other bonus, stock option, phantom stock, equity or equity-based, incentive or deferred compensation, retirement, pension, post-retirement, profit-sharing, savings, severance, employment, consulting, change-in-control, retention, medical, dental, vision, disability, sick leave, prescription, life insurance, vacation, Code Section 125 “cafeteria” or “flexible benefit,” employee loan, educational assistance or fringe benefits plan, agreement, arrangement, program or policy, whether qualified or nonqualified, and whether written or unwritten.

“Bill of Sale and Assignment and Assumption Agreement” shall have the meaning set forth in Section 2.10(b).

“Business” shall mean the production, commercialization and sale of rebar by the Selling Subsidiaries and the Conveyed Entities through steel mini-mills located in or around Jacksonville (including its recycling facility), Florida, Knoxville, Tennessee, Sayreville, New Jersey, and Rancho Cucamonga, California, and the related downstream fabrication facilities and technical resource centers, storage depots and placing facilities located in or around Birmingham, Alabama, Glendale, Arizona, Napa, California, San Bernardino, California, San Diego, California, Santa Fe Springs, California, Plainville, Connecticut, Fort Lauderdale, Florida, Jacksonville, Florida, Tampa, Florida, Atlanta, Georgia, Savannah, Georgia, Belvidere, Illinois, Chicago, Illinois, Muncie, Indiana, Louisville, Kentucky, Kansas City, Missouri, St. Louis, Missouri, Las Vegas, Nevada, Perth Amboy, New Jersey, Sayreville, New Jersey, Charlotte, North Carolina, Raleigh, North Carolina, Cincinnati, Ohio, Muskogee, Oklahoma, Oklahoma City, Oklahoma, York, Pennsylvania, Knoxville, Tennessee, Memphis, Tennessee, Nashville, Tennessee, Dallas, Texas, Houston, Texas, Draper, Utah, Lindon, Utah, Northern Virginia, and Auburn, Washington.

“Business Benefit Plan” shall mean each Benefit Plan that is contributed to, sponsored, maintained or entered into by Seller, the Selling Subsidiaries, the Conveyed Entities or any of their respective Affiliates.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in New York, New York and Tampa, Florida are authorized or obligated by Law or executive order to close.

“Business Employees” shall have the meaning set forth in Section 3.14(a).

“Business Records” shall mean all records, files, books, documents and other materials (in any media, including hard copy or electronic format) relating to the Business and its activities and operations or any of the Purchased Assets, including copies of all historical accounts of the Business, accounting records, test results, product specifications, plans, data, studies, drawings, diagrams, training manuals, safety and environmental reports and documents, maintenance schedules and operating and production records, inventory records, business plans, and marketing materials, including the foregoing relating to customers, vendors, suppliers, contractors, service providers, finances and legal matters, but excluding the personnel records (including all human resources and other records) of Seller or the Selling Subsidiaries relating to employees of Seller or the Selling Subsidiaries; provided, however that the foregoing shall not include any Enterprise Wide Contract.

“Cap” shall have the meaning set forth in Section 8.4(c)(i).

“Cash and Cash Equivalents” shall mean cash, checks, money orders, marketable securities, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts. For the avoidance of doubt, book overdrafts (outstanding checks in excess of cash balances in bank) will be included in accounts payable.

“Claim Certificate” shall have the meaning set forth in Section 8.8(a).

“Closing” shall mean the closing of the transactions contemplated by this Agreement pursuant to the terms and conditions of this Agreement.

“Closing Agreements” shall mean the Transition Services Agreement, Bill of Sale and Assignment and Assumption Agreement, the Escrow Agreement, the Joinder for Conveyed Entity, the Seller Documents, the Selling Subsidiary Documents, the Purchaser Documents, the Guarantor Documents and any other agreement related to the transactions contemplated hereby and mutually agreed by Seller and Purchasers to be entered into at the Closing.

“Closing Cash” shall mean the aggregate book balance of Cash and Cash Equivalents of the Conveyed Entities as of 12:01 a.m. on the Closing Date calculated in accordance with Schedule A.

“Closing Cash Amount” shall mean, as of 12:01 a.m. on the Closing Date, the Cash and Cash Equivalents of the Conveyed Entities.

“Closing Date” shall have the meaning set forth in Section 2.10(a).

“Closing Indebtedness” shall mean, as of 12:01 a.m. on the Closing Date, the Indebtedness of the Conveyed Entities.

“Closing Statement” shall have the meaning set forth in Section 2.8(a).

“Closing Working Capital” shall mean, as of 12:01 a.m. on the Closing Date, the Working Capital.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended from time to time.

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

“Collective Bargaining Agreement” shall have the meaning set forth in Section 3.15(b).

“Combined Tax Return” shall mean any affiliated, consolidated, combined, unitary or other group Tax Return that includes at least one member of the Seller Group, on the one hand, and the Conveyed Entities, on the other hand.

“Confidentiality Agreement” shall mean the Nondisclosure Agreement, dated as of April 22, 2017, between Guarantor and Selling Subsidiary 1.

“Contamination Liabilities” means any Retained Liabilities for investigation, remediation, or other corrective action under Environmental Law in connection with Materials of Environmental Concern in buildings, building materials or other environmental media as well as soil, soil vapor or groundwater, that are in the case of such Materials of Environmental Concern at, on, above, under, within, or migrating from any Real Property; provided that Contamination Liabilities shall not include: (a) any Liabilities arising from offsite locations, except that, subject to part (b) of this definition, Contamination Liabilities shall include offsite locations impacted by conditions migrating from any Real Property; (b) any Liability arising from Raritan River environmental conditions, regardless of whether any migration occurred from any Real Property; (c) any Liabilities to correct non-compliance of operations with applicable Environmental Laws; (d) any penalties or fines associated with non-compliance with Environmental Laws; and (e) any Retained Liabilities for the Pending ISRA Proceeding or ISRA Work and any obligations of any member of the Seller Group under this Agreement and any Closing Agreement with respect to the Pending ISRA Proceeding or ISRA Work.

“Contract” shall mean any agreement or contract, whether written or oral, that is legally binding, including all amendments thereto.

“Controlling Party” shall have the meaning set forth in Section 7.6(c).

“Conveyed Entities” shall mean Conveyed Entity 1 and Conveyed Entity 2.

“Conveyed Entities Collective Bargaining Agreements” shall have the meaning set forth in Section 3.11(a)(xii).

“Conveyed Entities Retained Liabilities” shall mean all Liabilities of the Conveyed Entities related to (i) any Actions related to the period prior to the Closing or (ii) any workers compensation claims related to the period prior to the Closing.

“Conveyed Entities Transaction Expenses” shall mean, without duplication, (i) all out-of-pocket fees, costs, charges, filing fees and expenses that are incurred by the Conveyed Entities prior to the Closing, whether accrued or not, in connection with or relating to the contemplated sale of the Conveyed Entities and the evaluation, preparation, negotiation, documentation, execution, and performance of this Agreement and the Closing Agreements and the consummation of the transactions contemplated by this Agreement and the Closing Agreements, payable to any third parties (including any Governmental Authority), including each of their respective advisors, service providers and representatives, (ii) any severance, change in control, termination, retention, incentive, or similar amounts or benefits payable or due (whether now or in the future) by or from the Conveyed Entities to Conveyed Entity Purchaser Employees solely as a result of the consummation of the transactions contemplated by this Agreement, and (iii) the Conveyed Entities’ portion of applicable payroll, employment or similar Taxes and any “tax gross-up” payment due or payable as a result of or in connection with the payments described in clause (ii) or this clause (iii), and in the case of each of clauses (i), (ii) and (iii), only to the extent not paid or discharged prior to the Closing. Conveyed Entities Transaction Expenses shall not include any amount included in Closing Working Capital or Closing Indebtedness.

“Conveyed Entity 1” shall mean Tamco, a California corporation.

“Conveyed Entity 1 Equity Interests” shall have the meaning set forth in the Recitals.

“Conveyed Entity 2” shall mean Gerdau Reinforcing Steel, a Delaware general partnership.

“Conveyed Entity 2 Equity Interests” shall have the meaning set forth in the Recitals.

“Conveyed Entity Benefit Plan” shall mean each Business Benefit Plan that is contributed to, sponsored, maintained or entered into by a Conveyed Entity and that is listed on Schedule 1.1(a) of the Seller Disclosure Letter, but specifically excluding any Seller Assumed Plan.

“Conveyed Entity Covered Person” shall have the meaning set forth in Section 5.8(a).

“Conveyed Entity Equity Interests” shall mean the Conveyed Entity 1 Equity Interests and the Conveyed Entity 2 Equity Interests.

“Conveyed Entity Purchaser Employee” shall mean any Seller Employee who prior to the Closing is employed by a Conveyed Entity and becomes an employee of Equity Purchaser at Closing by operation of law as a result of an equity transfer.

“Data Room” shall have the meaning set forth in Section 5.1(c).

“De Minimis Claim” shall have the meaning set forth in Section 8.4(a).

“Debt Commitment Letter” shall have the meaning set forth in Section 5.19(a).

“Deductible” shall have the meaning set forth in Section 8.4(b).

“Discharge” shall mean the completion of any one or more of the repayment, redemption, tender offer, defeasance and/or satisfaction and discharge of any Existing Notes.

“Disputed Item” shall have the meaning set forth in Section 2.8(b).

“dollars” and “$” shall each mean lawful money of the United States.

“Electrode Delivery Date” shall have the meaning set forth in Section 5.21.

“Electrode Supplier” shall mean the supplier under the Electrode Supply Contract.

“Electrode Supply Contract” shall have the meaning set forth in Section 3.17(d).

“Electrode Supply Period” shall have the meaning set forth in Section 5.21.

“Electrodes” shall mean, electrodes manufactured by SDK, SGL or Graftech, and, with respect to each Mill, consistent with the quality and size of electrode inventory used at such Mill in the past twelve (12) months.

“End Date” shall have the meaning set forth in Section 9.1(b).

“Enforceability Exceptions” shall have the meaning set forth in Section 3.2(b).

“Enterprise Wide Contract” shall mean any Contract that is necessary for the operation of the Business as currently conducted that also is used in connection with a service or product that is necessary to any business of Seller, any Selling Subsidiary or their Affiliates not included in the Business.

“Environmental Law” shall mean any Law relating to: (a) the pollution or protection of the environment or natural resources; (b) releases or threatened releases of Materials of Environmental Concern; (c) protection of human health or safety from releases of or exposure to Materials of Environmental Concern in the indoor or outdoor environment; or (d) the manufacture, distribution, registration, handling, transport, use, treatment, storage, or disposal of Materials of Environmental Concern.

“Equipment” shall have the meaning set forth in Section 2.2(b).

“Equipment Leases” shall have the meaning set forth in Section 2.2(b).

“Equity Interests” shall mean any shares of any class of capital stock, partnership interests or other equity interests (including securities convertible or exchangeable into equity interests) in any Person, which are validly issued and outstanding, and any outstanding warrants, options, voting agreements or other Contracts or obligations pursuant to which such Person is or may become obligated to issue, sell, purchase, return or redeem or vote or abstain from voting any shares of capital stock, partnership interests or other equity interests.

“Equity Purchaser” shall have the meaning set forth in the preamble of this Agreement.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” shall have the meaning set forth in Section 3.14(d).

“Escrow Account” shall have the meaning set forth in Section 2.7(c).

“Escrow Agent” shall mean Citibank, N.A.

“Escrow Agreement” shall have the meaning set forth in Section 2.10(b)(v).

“Escrow Amount” shall mean $3,000,000.

“Estimated Closing Cash Amount” shall mean Seller’s good faith estimate of the Closing Cash Amount, based on the books and records of the Conveyed Entities.

“Estimated Closing Indebtedness” shall mean Seller’s good faith estimate of the Closing Indebtedness, based on the books and records of the Conveyed Entities.

“Estimated Closing Statement” shall have the meaning set forth in Section 2.7(a).

“Estimated Closing Working Capital” shall mean Seller’s good faith estimate of the amount of Closing Working Capital, based on the books and records of Selling Subsidiary 1, Selling Subsidiary 2 and the Conveyed Entities.

“Estimated Purchase Price” shall mean (i) the Base Purchase Price, plus (ii) the Estimated Closing Cash Amount, minus (iii) the Estimated Closing Indebtedness, plus (iv) the amount (if any) by which Estimated Closing Working Capital is in excess of the Base Working Capital, minus (v) the amount (if any) by which the Base Working Capital is in excess of Estimated Closing Working Capital.

“Estimated Purchase Price Elements” shall mean, collectively, the following: (i) the Estimated Closing Working Capital; (ii) the Estimated Closing Cash Amount; and (iii) the Estimated Closing Indebtedness.

“Excluded Action” shall mean the Action set forth on Schedule 1.1(b) of the Seller Disclosure Letter.

“Excluded Assets” shall have the meaning set forth in Section 2.3(a).

“Excluded Contracts” shall have the meaning set forth in Section 2.3(a)(x).

“Existing Notes” shall have the meaning set forth in Section 5.13.

“Existing Notes Redemption Notices” shall have the meaning set forth in Section 5.13.

“Existing Notes Trustee” shall have the meaning set forth in Section 5.13.

“FCPA” shall mean the United States Foreign Corrupt Practices Act of 1977, as amended from time to time.

“Final Purchase Price” shall have the meaning set forth in Section 2.8(c).

“Financial Statements” shall have the meaning set forth in Section 3.18(a).

“Financing” shall have the meaning set forth in Section 5.19(a).

“Financing Sources” shall mean the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Financing or any other financing in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered into in connection therewith, together with their respective affiliates and their and their respective Affiliates’ officers, directors, employees, controlling persons, agents and Representatives and their respective successors and assigns.

“FLSA” shall have the meaning set forth in Section 3.15(a)(ii).

“Government Official” means (i) any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority; (ii) any political party or party official or candidate for political office; (iii) any official, officer, director, shareholder, employee, representative of, or Person acting for or on behalf of, any State-Owned Enterprise; or (iv) any public international organizations (as that term is defined in the FCPA) and any officer, director, shareholder, employee, representative, or other Person acting for or on behalf thereof.

“Governmental Authority” shall mean any instrumentality, subdivision, court, administrative agency, commission, official or other authority of any country, state, province, prefect, municipality, locality or other government or political subdivision thereof or any quasi-governmental, intergovernmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority, whether now or hereafter in existence.

“GP/Asset Purchaser” shall have the meaning set forth in the preamble of this Agreement.

“Guaranteed Obligations” shall have the meaning set forth in Section 10.16.

“Guarantor” shall have the meaning set forth in the preamble of this Agreement.

“Guarantor Documents” shall have the meaning set forth in Section 4.2(a).

“High Value” shall have the meaning set forth in Section 2.8(b)(ii).

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time.

“IFRS” shall mean the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Indebtedness” of any Person shall mean, without duplication, (i) all obligations of such Person for borrowed money (including any unpaid principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements, amounts payable for indemnification obligations and all other amounts payable in connection therewith); (ii) all obligations or Liabilities of such Person evidenced by bonds, debentures, notes, debt security or similar instruments; (iii) all letters of credit or similar instruments issued for the account of such Person, to the extent drawn upon; (iv) any financial obligation arising out of interest rate or currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates (valued at the termination value thereof), (v) any obligation (including accrued interest, termination fees or prepayment penalties) under any capital lease determined in accordance with IFRS with respect to which a Person is liable, (vi) all guarantees of such Person of any Indebtedness of any other Person and (vii) any accrued and unpaid interest owed with respect to the foregoing, and any fees, expenses, premiums, penalties (including prepayment penalties), breakage costs, change of control payments, redemption fees or make-whole payments attributable to or arising under the terms of any such Indebtedness. Indebtedness shall not include any amounts included in Conveyed Entities Transaction Expenses or Closing Working Capital.

“Indemnified Party” shall have the meaning set forth in Section 8.4.

“Indemnifying Party” shall have the meaning set forth in Section 8.4.

“Independent Accountant” shall mean an independent certified public accounting firm in the United States of national recognition mutually agreeable to Seller and Purchasers.

“Insurance Policies” shall have the meaning set forth in Section 3.19.

“Intellectual Property” shall mean United States or foreign (i) patents and patent applications; (ii) registered and unregistered trademarks, service marks, logos and other source indicators, registrations and applications for same and all goodwill associated with the foregoing (“Trademarks”); (iii) registered and unregistered copyrights and copyright registrations; (iv) all domain names; and (v) trade secrets and know-how.

“Intercompany Payables and Receivables” shall have the meaning set forth in Section 5.11(b).

“Inventory” shall mean raw materials, work in process, finished goods, semi-finished goods, supplies, consumables and other inventories, including without limitation, electrodes.

“Ironworkers Retiree Medical” shall mean post-retirement medical benefits provided pursuant to the Shop Ironworkers Local 790 Welfare Plan, the California Iron Workers Field Welfare Plan, the Northwest Ironworkers Health and Security Fund and the Laborers Health and Welfare Trust for Southern California.

“IRS” shall mean the Internal Revenue Service of the United States of America.

“ISRA” shall mean the New Jersey Industrial Site Recovery Act.

“ISRA Work” shall have the meaning set forth in Section 5.14(a).

“IT Assets” shall mean information technology systems, software, networks, architecture and hardware (but for clarity, excluding any Intellectual Property incorporated therein).

“IT Transition Agreements” shall mean the Contracts related to the IT Transition Costs.

“IT Transition Costs” shall mean all reasonable third-party, out-of-pocket costs related to development, migration and/or transfer of a separate implementation environment of the software listed on Schedule 1.1(c) of the Seller Disclosure Letter.

“Joinder for Conveyed Entity” shall have the meaning set forth in Section 10.2.

“Knowledge of Purchaser” shall have the meaning set forth in Section 1.4(b).

“Knowledge of Seller” shall have the meaning set forth in Section 1.4(a).

“Law” shall mean any federal, state, territorial, provincial, foreign or local law, common law, statute, constitution, ordinance, rule, regulation, code, directive, requirement or Order of any Governmental Authority.

“Leased Real Property” shall mean all interests in real property leased, licensed or used pursuant to any written or oral agreement, in each case, by any of the Selling Subsidiaries or the Conveyed Entities.

“Liability” or “Liabilities” shall mean and include any direct or indirect liability, debt, loss, damage, adverse claim, fine, Tax, penalty, duty or obligation of any nature, whether fixed or unfixed, known or unknown, asserted or unasserted, liquidated or unliquidated, secured or unsecured, joint or several, absolute or contingent, matured or unmatured, accrued or unaccrued, due or become due, determined or determinable, implied, vicarious or derivative, and whether in contract, tort, strict liability or otherwise, whether called a liability, obligation, Indebtedness, guaranty, endorsement, claim or responsibility or otherwise.

“Liens” shall mean any monetary and non-monetary lien (whether arising by operation of Contract, Law, or otherwise), security interest, mortgage, deed of trust, hypothecation, charge, equitable interest, title retention device, collateral assignment, preemptive right, community property interest, options, pledge, easement, prescriptive right, encroachment, right of first offer or refusal, restriction or other encumbrance of any kind.

“Loss” or “Losses” shall mean any judgments, awards, damages, losses, Liabilities, obligations, costs, disbursements, expenses, claims, demands, penalties, fines, Taxes, settlements and payments of any kind or nature whatsoever, including reasonable out-of-pocket fees, disbursements, costs and expenses of attorneys, accountants and other professional advisors and of expert witnesses, court costs and costs of investigation and preparation.

“Losses Estimate” shall have the meaning set forth in Section 8.8(a).

“Low Value” shall have the meaning set forth in Section 2.8(b)(i).

“LSRP” shall have the meaning set forth in Section 5.14(a).

“Material Adverse Effect” shall mean any change, event, circumstance, development, occurrence or effect having, or that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the operations, results of operations or condition (financial or otherwise) of (x) the Business or any of the Assumed Liabilities or Purchased Assets, taken as a whole, or (y) any individual Mill; or (b) the ability of Seller or any Selling Subsidiary to consummate the transactions contemplated hereby; provided, however, that changes, events, circumstances, developments, occurrences or effects relating to: (i) changes in global or national economic, monetary, regulatory or political conditions or trends or the financing, banking, currency, credit or capital markets (including interest rates, exchange rates and commodity prices) in general; (ii) fluctuations in currency; (iii) changes or proposed changes in Laws or Orders or interpretations or enforcement thereof or changes in accounting requirements or principles (including IFRS) or interpretations thereof; (iv) changes generally affecting industries in which the Business operates; (v) the announcement or pendency of the transactions contemplated by this Agreement, including any disruption or adverse change in employee, customer, supplier or distributor relationships with respect to the Business; (vi) any actions (or inactions) by Purchasers or the Seller Group expressly required by this Agreement or any actions taken (or omitted to be taken) with the written consent of or at the written request of Purchasers; (vii) any natural disaster or other force majeure event, any national or international calamity or crisis or any acts of civil unrest, terrorism, sabotage, military action or war (whether or not declared), or cyberattack, or any escalation or worsening thereof, whether or not occurring or commenced before, on or after the date of this Agreement; (viii) any failure by the Business to meet any internal or published projections, forecasts or revenue or earnings predictions for any period (provided that the underlying causes of such failures shall not be excluded) or any seasonal changes in the results of operations of the Business that are substantially consistent in magnitude and duration with the historical seasonal changes of the Business; (ix) any Excluded Asset or Retained Liability; or (x) any Action threatened or initiated against Seller, its Affiliates or any of their respective officers, directors or controlling shareholders that is not related to the Business, any Selling Subsidiary, any Conveyed Entity, any Purchased Asset, any Assumed Liability or the transactions contemplated by this Agreement or any Seller Document or Selling Subsidiary Document, in each case, shall be deemed to not constitute a “Material Adverse Effect” and shall not be considered in determining whether a “Material Adverse Effect” has occurred; provided, however, that any change, event, circumstance, development, occurrence or effect referred to in the immediately foregoing clauses (i), (ii), (iii) and (vii) shall be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur to the extent that the impact of such change, event, circumstance, development, occurrence or effect has a disproportionate impact on the Business as compared to other participants in the industries in which the Business operates.

“Material Contracts” shall have the meaning set forth in Section 3.11(a).

“Material IP Contract” or “Material IP Contracts” shall have the meaning set forth in Section 3.11(a)(vi).

“Materials of Environmental Concern” shall mean any material, substance or waste that: (a) is defined or regulated as hazardous or toxic or as a pollutant or contaminant, or words of similar meaning, under any applicable Environmental Law, including naturally occurring radioactive materials, other radioactive materials, petroleum or any fraction thereof, petroleum refined products and petroleum waste, polychlorinated biphenyls, and asbestos and asbestos-containing materials; or (b) requires investigation, remediation, or corrective action under any applicable Environmental Law.

“Mill” shall mean each of the steel mini-mills of the Business in or around Jacksonville, Florida, Knoxville, Tennessee, Sayreville, New Jersey, and Rancho Cucamonga, California.

“Multiemployer Plan” shall mean a “multiemployer plan” as defined in Section 3(37) of ERISA.

“NJDEP” shall mean the New Jersey Department of Environmental Protection, including for the avoidance of doubt its divisions, subdivisions and bureaus, and the successors (if any) to any of them.

“Non-Controlling Party” shall have the meaning set forth in Section 7.6(c).

“OFAC” shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State.

“Order” shall mean any judgment, award, order, injunction, decree, writ or Permit of any Governmental Authority or any arbiter.

“Owned Real Property” shall mean all real property owned in fee by the Selling Subsidiaries or the Conveyed Entities, together with all buildings, structures and improvements of any kind located thereon, and all easements, covenants and other rights appurtenant thereto, including all right, title and interest of the Selling Subsidiaries or the Conveyed Entities, if any, in and to any land lying in the bed of any street, road, avenue or alley, open or closed, in front of or adjoining the applicable Owned Real Property.

“Parent Guarantees” shall have the meaning set forth in Section 5.9(a)(i).

“Parent LofCs” shall have the meaning set forth in Section 5.9(a)(ii).

“Party” or “Parties” shall have the meaning set forth in the preamble of this Agreement.

“PBGC” shall have the meaning set forth in Section 3.14(d).

“Pending ISRA Proceeding” shall mean the pending ISRA Case #E97613 regarding the industrial establishment on which the Sayreville, New Jersey mini-mill is located.

“Pending Remediation Funding Source” shall have the meaning set forth in Section 5.14(b).

“Permit” shall mean each permit, certificate, license, sublicense, consent, registration, approval, certification, exemption, variance, permissive use or other authorization of any Governmental Authority and any renewals thereof.

“Permitted Liens” shall mean (i) Liens for Taxes that are not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings in accordance with applicable Laws and for which adequate reserves have been established and reflected in the Financial Statements; (ii) Liens arising under original purchase price conditional sales Contracts and equipment leases with third parties; (iii) except as otherwise provided herein, easements, covenants, conditions and restrictions of record that do not materially and adversely impair or interfere with the current use of any property affected thereby; (iv) easements, covenants, conditions and restrictions not of record as to which no material violation exists that do not materially and adversely impair or interfere with the current use of any property affected thereby; (v) any zoning or other governmentally established Laws, restrictions or encumbrances that are not violated or breached in any material respect by the current use of the property affected thereby; (vi) any matters that would be disclosed by an accurate survey or physical inspection of the real property, in each case which does not materially and adversely interfere with the current use of the real property depicted on such surveys or physically inspected; (vii)

pledges or deposits to secure obligations under workers or unemployment compensation Laws or similar legislation or to secure public or statutory obligations; (viii) construction, mechanic’s, materialman’s, warehouseman’s, supplier’s, vendor’s or similar Liens arising or incurred in the ordinary course of business which are not yet past due or which are being contested in good faith by appropriate proceedings and in accordance with the applicable Laws; (ix) railroad trackage agreements, utility, slope and drainage easements, right-of-way easements and leases regarding signs, as to which no material violations exist and which do not materially and adversely impair or interfere with the current use of any property affected thereby; and (x) Liens listed on Schedule 1.1(d) of the Seller Disclosure Letter. Notwithstanding the foregoing, those Title Defects set forth on Schedule 1.1(h)(i) of the Seller Disclosure Letter are specifically excluded from the definition of Permitted Liens.

“Person” shall mean an individual, a limited liability company, a joint venture, a corporation, a company, a partnership, an association, a trust, a division or operating group of any of the foregoing or any other entity or organization, including any Governmental Authority.

“Post-Closing Tax Period” shall mean (i) any taxable period that begins after the Closing Date and (ii) the portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Separate Tax Return” shall have the meaning set forth in Section 7.4(a).

“Pre-Closing Tax Period” shall mean (i) any taxable period that ends on or before the Closing Date and (ii) the portion of any Straddle Period ending on the Closing Date.

“Pre-Closing Tax Refund” shall have the meaning set forth in Section 7.11.

“Preservation Period” shall have the meaning set forth in Section 5.7(a).

“Purchase Price” shall mean (i) the Base Purchase Price, plus (ii) the Closing Cash Amount, minus (iii) the Closing Indebtedness, plus (iv) the amount (if any) by which Closing Working Capital is in excess of the Base Working Capital, minus (v) the amount (if any) by which the Base Working Capital is in excess of Closing Working Capital.

“Purchase Price Elements” shall mean, collectively, the following: (i) the Closing Working Capital; (ii) the Closing Cash Amount; and (iii) the Closing Indebtedness.

“Purchased Assets” shall have the meaning set forth in Section 2.2, it being understood that the Purchased Assets do not include the Excluded Assets or the Conveyed Entity Equity Interests.

“Purchased Assets Business” shall mean the production, commercialization and sale of rebar by Selling Subsidiary 1 and Selling Subsidiary 2 through steel mini-mills located in or around Jacksonville, Florida (including its recycling facility), Knoxville, Tennessee, and Sayreville, New Jersey and the related downstream fabrication facilities, technical resource centers and storage depots and placing facilities located in or around Birmingham, Alabama, Plainville, Connecticut, Fort Lauderdale, Florida, Jacksonville, Florida, Tampa, Florida, Atlanta, Georgia, Savannah, Georgia, Belvidere, Illinois, Chicago, Illinois, Muncie, Indiana, Louisville,

Kentucky, Kansas City, Missouri, St. Louis, Missouri, Perth Amboy, New Jersey, Sayreville, New Jersey, Charlotte, North Carolina, Raleigh, North Carolina, Cincinnati, Ohio, Muskogee, Oklahoma, Oklahoma City, Oklahoma, York, Pennsylvania, Memphis, Tennessee, Nashville, Tennessee, Dallas, Texas, Houston, Texas, and Northern Virginia. For the avoidance of doubt, the portion of the Business operated by the Conveyed Entities is not included in the Purchased Assets Business.

“Purchased Assets Business Purchaser Employee” shall mean any Seller Employee who prior to the Closing is employed by the Purchased Assets Business and is offered and accepts an offer of employment with GP/Asset Purchaser based on terms and conditions of employment set by GP/Asset Purchaser and further then actually commences employment with GP/Asset Purchaser after Closing, pursuant to Section 5.5(d) hereof.

“Purchased Assets Inventory” shall have the meaning set forth in Section 2.2(d).

“Purchaser Assumed Benefit Plan” shall mean each Business Benefit Plan that is contributed to, sponsored, maintained or entered into by Seller or any Selling Subsidiary and that is listed on Schedule 1.1(e) of the Seller Disclosure Letter.

“Purchaser Disclosure Letter” shall have the meaning set forth in the preamble to Article IV.

“Purchaser Discrimination Claims” shall have the meaning set forth in Section 5.5(d).

“Purchaser Documents” shall have the meaning set forth in Section 4.2(a).

“Purchaser Employee” shall mean the Conveyed Entity Purchaser Employees and the Purchased Assets Business Purchaser Employees.

“Purchaser Fundamental Representations” shall mean the representations and warranties of Purchasers set forth in Section 4.1, Section 4.2 and Section 4.9.

“Purchaser Indemnitees” shall have the meaning set forth in Section 8.2.

“Purchaser Material Adverse Effect” shall mean any change, event, circumstance, development, occurrence or effect having, or that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Purchasers or Guarantor to consummate the transactions contemplated hereby.

“Purchaser Multiemployer Plans” shall have the meaning set forth in Section 5.5(j).

“Purchaser Plan” shall have the meaning set forth in Section 5.5(h).

“Purchaser Savings Plan” shall have the meaning set forth in Section 5.5(k).

“Purchaser Tax Indemnified Parties” shall have the meaning set forth in Section 7.1.

“Purchasers” shall have the meaning set forth in the preamble of this Agreement.

“R&W Insurance Policy” shall mean the Representations and Warranties Insurance Policy from Euclid Transactional, LLC, dated as of the date of this Agreement, and the Representations and Warranties Buyer-Side Excess Follow Form Insurance Policy from Berkshire Hathaway Specialty Insurance Company, dated as of the date of this Agreement.

“Real Property” shall mean the Owned Real Property and the Leased Real Property.

“Real Property Leases” shall mean all lease agreements, license agreements or other agreements pursuant to which any Leased Real Property is leased, licensed or otherwise used by any Selling Subsidiary or any Conveyed Entity, together with all schedules, exhibits, addenda, amendments, modifications or written or oral supplements thereto.

“Receivables” shall have the meaning set forth in Section 3.23(a).

“Released Persons” shall have the meaning set forth in Section 10.17.

“Releasing Persons” shall have the meaning set forth in Section 10.17.

“Remediation Amount” shall have the meaning set forth in Section 5.14(b).

“Representatives” of any Person shall mean such Person’s directors, managers, members, equity holders, officers, employees, agents, advisors and representatives (including attorneys, accountants, consultants, financial advisors, financing sources and any representatives of such advisors or financing sources).

“Required Regulatory Approval” shall have the meaning set forth in Section 6.1(b).

“Restricted Activities” shall have the meaning set forth in Section 5.15(b).

“Restricted Parties” shall have the meaning set forth in Section 5.15(b).

“Retained Liabilities” shall have the meaning set forth in Section 2.5.

“Retained Pension and Welfare Liabilities” shall have the meaning set forth in Section 2.4(c).

“Sanctions Laws and Regulations” shall mean any applicable economic or financial sanctions, trade embargoes or Laws imposed pursuant to, or administered or enforced from time to time by, any Governmental Authority or Government Official, including those administered by OFAC, the United Nations Security Council or the European Union.

“Sanctions Target” means: (i) any country or territory that is the subject of country-wide or territory-wide Sanctions Laws and Regulations, including, but not limited to, as of the date of this Agreement, Iran, Cuba, Russia, Syria, Crimea, and North Korea; (ii) a Person that is on the list of Specially Designated Nationals and Blocked Persons published by OFAC or any equivalent list of sanctioned persons issued by the European Union, the U.S. Department of State or other Governmental Authorities with authority to regulate the Business; or (iii) a Person that is located in or organized under the laws of a country or territory that is identified as the subject of country-wide or territory-wide Sanctions Laws and Regulations.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Seller” shall have the meaning set forth in the preamble of this Agreement.

“Seller Assumed Plan” shall mean each Business Benefit Plan that is contributed to, sponsored, maintained or entered into by a Conveyed Entity and that is listed on Schedule 1.1(f) of the Seller Disclosure Letter and that shall be assumed by Seller on or prior to the Closing.

“Seller Credit Support Indemnitees” shall have the meaning set forth in Section 5.9(d).

“Seller Credit Support Instruments” shall have the meaning set forth in Section 5.9(c).

“Seller Disclosure Letter” shall have the meaning set forth in the preamble to Article III.

“Seller Documents” shall have the meaning set forth in Section 3.2(a).

“Seller Employee” shall mean any employee who prior to the Closing is employed by Seller or another Affiliate of Seller.

“Seller Fundamental Representations” shall mean the representations and warranties of Seller set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.13(a), Section 3.17 and Section 3.21.

“Seller Group” shall mean Seller, the Selling Subsidiaries and the Conveyed Entities, each a “member of the Seller Group”.

“Seller Indemnitees” shall have the meaning set forth in Section 8.3.

“Seller Names” shall have the meaning set forth in Section 2.3(a)(vi).

“Seller Related Party” shall mean the Seller, the Selling Subsidiaries and each of their respective Affiliates and their and their respective Affiliates’ stockholders, partners, members, officers, directors, employees, controlling persons, agents and Representatives.

“Seller Savings Plan” shall have the meaning set forth in Section 5.5(k).

“Seller Special Representations” shall have the meaning set forth in Section 8.1(a).

“Seller Surety Bonds” shall have the meaning set forth in Section 5.9(c).

“Seller Tax Indemnified Parties” shall have the meaning set forth in Section 7.2.

“Selling Subsidiaries” shall have the meaning set forth in the preamble.

“Selling Subsidiary 1” shall have the meaning set forth in the preamble.

“Selling Subsidiary 2” shall have the meaning set forth in the preamble.

“Selling Subsidiary 3” shall have the meaning set forth in the preamble.

“Selling Subsidiary Documents” shall have the meaning set forth in Section 3.2(a).

“Simpson” shall have the meaning set forth in Section 10.15.

“Special Representations Deductible” shall have the meaning set forth in Section 8.4(b).

“Specified Customers” shall have the meaning set forth in Section 3.25(a).

“State-Owned Enterprise” means any company, business, enterprise, or other entity owned, in whole or in part, or controlled by any Governmental Authority or Government Official.

“Straddle Period” shall mean any taxable period that includes (but does not end on) the Closing Date.

“Straddle Period Separate Tax Return” shall have the meaning set forth in Section 7.4(b).

“Subsidiary” shall mean, with respect to any Person, (i) any corporation more than fifty percent (50%) of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is owned by such Person directly or indirectly through one or more Subsidiaries of such Person and (ii) any partnership, association, joint venture or other entity in which such Person directly or indirectly through one or more Subsidiaries of such Person has more than a fifty percent (50%) equity interest.

“Survey” shall mean an ALTA/ACSM survey dated after the date hereof (except as provided in Section 5.1(e)), prepared, signed and sealed by a surveyor licensed as such in the state in which the applicable real property is situated and otherwise in such form and substance as is required by the Title Company in order to remove the “general survey exception” from any Title Policy issued with respect to the real property depicted by such survey.

“Tangible Personal Property” shall have the meaning set forth in Section 3.11(d).

“Tax” or “Taxes” shall mean any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax Liability of any other Person.

“Tax Claim” shall mean any claim with respect to Taxes made by any Taxing Authority that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification under Article VII.

“Tax Records” shall mean all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters.

“Tax Return” shall mean any return, declaration, report, information return or other document (including any schedule or attachment thereto) required to be filed with any Taxing Authority with respect to Taxes, including information returns, claims for refunds of Taxes and any amendments or supplements to any of the foregoing.

“Taxing Authority” shall mean any Governmental Authority having jurisdiction over the assessment, determination, collection or other imposition of any Taxes.

“Termination Fee” shall have the meaning set forth in Section 9.2(c).

“Third-Party Claim” shall have the meaning set forth in Section 8.8(a).

“Title Commitment” shall mean, with respect to each parcel of Owned Real Property, each title insurance commitment issued by the Title Company covering the applicable Owned Real Property and made available to Purchaser prior to the date hereof.

“Title Company” shall mean Stewart Title Guaranty Company, Attention: Gayle Bourdeau.

“Title Defects” shall mean, collectively and as applicable, (i) those title matters or encumbrances set forth on Schedule 1.1(h)(i) and Schedule 1.1(h)(ii) of the Seller Disclosure Letter, (ii) the underlying title matter, encumbrance or status which is required to be addressed or cured through any curative or other action prescribed or contemplated to be undertaken by Seller pursuant to Schedule 1.1(h)(i) or Schedule 1.1(h)(ii) of the Seller Disclosure Letter, and/or (iii) any materially adverse matter affecting title to any parcel of Owned Real Property which is (x) first reflected in an update to the Title Commitment applicable to such parcel of Owned Real Property or (y) reflected in a Survey, and (in the case of either (x) or (y)) with respect to which

Purchasers object in writing to Seller within ten (10) Business Days of receiving the applicable updated Title Commitment or Survey, and upon the expiration of such ten (10) Business Day period, except for any objections timely raised by Purchasers, Purchasers shall be deemed to have accepted the form and substance of the updated Title Commitment (excluding Liens that are not Permitted Liens) and Survey, and any matters disclosed therein shall not constitute a Title Defect. If Purchasers timely object to any matter pursuant to clause (iii) of the preceding sentence, then (x) if such matter is a Lien that is not a Permitted Lien it shall be deemed to be included on Schedule 1.1(h)(i) of the Seller Disclosure Letter, and (y) if such matter is any matter other than described in (x), then it shall be deemed to be included on Schedule 1.1(h)(ii) of the Seller Disclosure Letter. In either case, such deemed inclusion shall not require a written update to the affected schedules of the Seller Disclosure Letter.

“Title Policy” shall mean an ALTA owner’s title insurance policy (or applicable state equivalent) issued by the Title Company insuring Purchasers’ (or applicable Conveyed Entity’s) fee simple title to the applicable parcel of real property for each Mill, with the general survey exception having been removed, subject only to the Permitted Liens, in the amount of the fair market value of the real property to be covered by such policy, which amount shall be mutually agreed to by and between Seller and Purchaser prior to the Closing Date, in each of their individual reasonable discretion.

“Total Quantity” shall have the meaning set forth in Section 5.21.

“Trademarks” shall have the meaning set forth in the definition of “Intellectual Property” in this Section 1.1.

“Transfer Taxes” shall mean all stamp, transfer, real property transfer, recordation, documentary, sales and use, value added or other such similar Taxes, fees and costs (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement.

“Transferred IP” shall have the meaning set forth in Section 3.12(a).

“Transition Services Agreement” shall have the meaning set forth in Section 2.10(b)(iii).

“TSA Consents” shall have the meaning set forth in Section 2.6(a).

“Unassigned Contracts” shall have the meaning set forth in Section 2.6(b).

“Undisclosed Contract” shall mean any Contract (i) that was required to be listed, but was not listed, on Schedule 3.11(a)(vii), Schedule 3.11(a)(viii), Schedule 3.11(a)(ix), Schedule 3.11(a)(x), Schedule 3.11(a)(xiii), Schedule 3.11(a)(xiv), Schedule 3.11(a)(xviii) or Schedule 3.11(a)(xx) of the Seller Disclosure Letter or (ii) that is entered into by Selling Subsidiary 1 or Selling Subsidiary 2 after the date hereof without the prior written consent of Purchasers pursuant to Section 5.2(a)(xii)and would constitute a Material Contract required to be listed on Schedule 3.11(a)(vii), Schedule 3.11(a)(viii), Schedule 3.11(a)(ix), Schedule 3.11(a)(x), Schedule 3.11(a)(xiii), Schedule 3.11(a)(xiv), Schedule 3.11(a)(xviii) or Schedule 3.11(a)(xx) of the Seller Disclosure Letter had it been in existence as of the date hereof. For purposes of this definition, each settlement, conciliation or similar agreement that could reasonably be expected to impose any monetary obligations upon any Conveyed Entity or any Purchased Assets after the date of this Agreement shall be deemed to be required to be listed on Schedule 3.11(a)(xiii) of the Seller Disclosure Letter. For the avoidance of doubt, any Contract entered into with the prior written consent of Purchasers pursuant to Section 5.2(a)(xiii) shall not be an Undisclosed Contract.

“Union” or “Unions” shall have the meaning set forth in Section 3.15(b).

“Utah CBA” shall have the meaning set forth in Section 3.11(a)(xii).

“WARN Act” shall have the meaning set forth in Section 2.5(l).

“WIP Contract” means unfinished customer Contracts that are either Assumed Contracts or Contracts to which any Conveyed Entity is party, which Contracts obligate any Selling Subsidiary or any Conveyed Entity to provide goods or services either (i) with respect to such Contracts in existence as of the date hereof, after the date hereof and where the work is not complete as of the date hereof or (ii) with respect to such Contracts in existence on the Closing Date, after the Closing and where the work is not complete as of the Closing Date.

“Working Capital” shall mean, with respect to the Business, as of the applicable date, without duplication, the Working Capital as specified on Schedule 1.1(g) of the Seller Disclosure Letter as determined in accordance with Schedule A.

Section 1.2. Construction. In this Agreement, unless the context otherwise requires:

(a) any reference in this Agreement to “writing” or comparable expressions includes a reference to facsimile transmission or comparable means of communication (but excludes email communications);

(b) the phrases “delivered” or “made available”, when used in this Agreement, shall mean that the information referred to has been physically or electronically delivered to the relevant party or its Representatives including, in the case of “made available” to Purchasers, material that has been posted in the “data room” (virtual or otherwise) established by Seller and which is viewable by Purchasers or its Representatives in such “data room”;

(c) words expressed in the singular number shall include the plural and vice versa, and words expressed in the masculine shall include the feminine and neuter genders and vice versa;

(d) references to Articles, Sections, Exhibits, Schedules and Recitals are references to articles, sections, exhibits, schedules and recitals of this Agreement;

(e) references to “day” or “days” are to calendar days;

(f) references to “the date hereof” shall mean as of the date of this Agreement;

(g) unless expressly indicated otherwise, the words “hereof”, “herein”, “hereto” and “hereunder”, and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any provision of this Agreement;

(h) references to this “Agreement” or any other agreement or document shall be construed as references to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented; and

(i) “include”, “includes” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of similar import.

Section 1.3. Exhibits, Schedules, Seller Disclosure Letter and Purchaser Disclosure Letter. The Exhibits and Schedules to this Agreement, the Seller Disclosure Letter and the Purchaser Disclosure Letter are incorporated into and form an integral part of this Agreement. If an Exhibit is a form of agreement, such agreement, when executed and delivered by the parties thereto, shall constitute a document independent of this Agreement.

Section 1.4. Knowledge. Where any representation or warranty or other provision contained in this Agreement is expressly qualified by reference to (a) the “Knowledge of Seller”, such knowledge shall mean the actual knowledge of (as distinguished from constructive or imputed knowledge) those individuals listed on Schedule 1.4(a) of the Seller Disclosure Letter after reasonable inquiry of their direct reports and (b) the “Knowledge of Purchaser”, such knowledge shall mean the actual knowledge of (as distinguished from constructive or imputed knowledge) those individuals listed on Schedule 1.4(b) of the Purchaser Disclosure Letter after reasonable inquiry of their direct reports.

ARTICLE II

PURCHASE AND SALE

Section 2.1. Purchase and Sale of the Conveyed Entity Equity Interests. Upon the terms and subject to the conditions set forth herein, at the Closing, (a) Selling Subsidiary 1 shall sell to Equity Purchaser, and Equity Purchaser agrees to purchase from Selling Subsidiary 1, free and clear of all Liens, all of Selling Subsidiary 1’s right, title and interest in and to the Conveyed Entity 1 Equity Interests, (b) Selling Subsidiary 1 shall sell and transfer to GP/Asset Purchaser, and GP/Asset Purchaser shall purchase from Selling Subsidiary 1, free and clear of all Liens, all of Selling Subsidiary 1’s right, title and interest in and to Conveyed Entity 2 Equity Interests, and (c) Selling Subsidiary 3 shall sell and transfer to Equity Purchaser, and Equity Purchaser shall purchase from Selling Subsidiary 3, free and clear of all Liens, all of Selling Subsidiary 3’s right, title and interest in and to Conveyed Entity 2 Equity Interests.

Section 2.2. Purchase and Sale of the Purchased Assets. In addition to the purchase of the Conveyed Entity Equity Interests on the terms and conditions described in Section 2.1 above, upon the terms and subject to the conditions set forth herein, at the Closing, Selling Subsidiary 1 and Selling Subsidiary 2 shall, and shall cause their Affiliates to, sell, convey, assign and transfer to GP/Asset Purchaser, and GP/Asset Purchaser shall purchase, acquire and accept from Selling Subsidiary 1 and Selling Subsidiary 2 and their Affiliates, free and clear of all Liens other than Permitted Liens, all of the right, title and interest in all of the assets, properties and rights primarily relating to the Purchased Assets Business (collectively, the “Purchased Assets”), as the same may exist on the Closing Date, including but not limited to the following:

(a) the rights, titles and interests (including the leasehold estates) of Selling Subsidiary 1 or Selling Subsidiary 2 and their Affiliates in and to (i) the Real Property Leases and the Leased Real Property, including (x) any prepaid rent, security deposits and options to purchase in connection therewith and (y) the right, title or interest of Selling Subsidiary 1 or Selling Subsidiary 2 and their Affiliates in and to any fixtures, structures or improvements appurtenant to the Leased Real Property, as set forth on Schedule 2.2(a)(i) of the Seller Disclosure Letter, and (ii) the Owned Real Property, as set forth on Schedule 2.2(a)(ii) of the Seller Disclosure Letter;

(b) all tangible personal property and interests therein, including all the equipment, vehicles, machinery, tools, spare parts, furniture, IT Assets and other tangible personal property, in each case, owned by Selling Subsidiary 1 or Selling Subsidiary 2 and their Affiliates and primarily relating to the Purchased Assets Business (collectively, the “Equipment”, with the leases relating to any Equipment so leased being referred to herein as the “Equipment Leases”);

(c) all other Contracts (including outstanding purchase orders primarily relating to the Purchased Assets Business (other than such purchase orders relating to the Excluded Assets)) to which Selling Subsidiary 1, Selling Subsidiary 2 or any of their Affiliates is a party, or by which Selling Subsidiary 1, Selling Subsidiary 2 or any of their Affiliates is bound, primarily relating to the Purchased Assets Business (other than the Real Property Leases, the Equipment Leases, the Contracts relating to the Excluded Assets and the Excluded Contracts) (collectively, the “Assumed Contracts”), including those set forth on Schedule 2.2(c) of the Seller Disclosure Letter;

(d) all Inventory primarily related to the Purchased Assets Business, including a supply of Electrodes at each Mill consistent with a twenty-one (21) day supply at each such Mill based on historical consumption levels at such Mill (the “Purchased Assets Inventory”);

(e) all Intellectual Property owned by Selling Subsidiary 1 or Selling Subsidiary 2 and their Affiliates and primarily relating to the Purchased Assets Business;

(f) all transferable Permits owned, utilized, held or maintained by or licensed to Selling Subsidiary 1 or Selling Subsidiary 2 (subject to the terms of such Permits) relating primarily to the Purchased Assets Business (the “Assumed Permits”);

(g) (i) sole ownership of all Business Records to the extent relating primarily to the Purchased Assets Business and all originals and copies of the foregoing (provided that Seller, Selling Subsidiary 1 or Selling Subsidiary 2 may keep one copy, solely to the extent such retention is required by applicable Law or for audit or evidentiary purposes; provided, further, that use of and access to same shall be limited to the above purposes) and (ii) co-ownership (with each Party retaining the right to use and license the same without restriction) of any Business Records otherwise relating to the Purchased Assets Business and a copy of all of the same in a mutually-agreed format and media, in each case, subject to Section 5.7;

(h) the Accounts Receivable, Assumed Intercompany Receivables and all loans and other advances owing to Selling Subsidiary 1 or Selling Subsidiary 2 by any Purchased Assets Business Purchaser Employee;

(i) all prepaid expenses and deposits and refunds primarily relating to the Purchased Assets Business (other than prepaid insurance);

(j) all claims, causes of action, defenses and rights of offset or counterclaim (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or noncontingent) primarily relating to any of the Purchased Assets or Assumed Liabilities to be conveyed to and/or assumed by GP/Asset Purchaser as of the Closing Date;

(k) the goodwill of the Purchased Assets Business;

(l) all property and casualty insurance proceeds received or receivable in connection with the damage or complete destruction of any of the Purchased Assets that would have been included in the Purchased Assets at the Closing but for such damage or complete destruction prior to the Closing;

(m) all rights and claims under any and all transferable warranties extended by suppliers, vendors, contractors, manufacturers and licensors in relation to any of the Equipment;

(n) all assets of the Purchaser Assumed Benefit Plans; and

(o) all other assets set forth on Schedule 2.2(o) of the Seller Disclosure Letter.

After the Closing Date, subject to Section 5.16, the Selling Subsidiaries shall, and shall cause their Affiliates to, take all actions reasonably necessary to promptly transfer or convey any Purchased Assets after the Closing that are not transferred to GP/Asset Purchaser at the Closing.

Section 2.3. Excluded Assets of the Purchased Assets Business.

(a) Notwithstanding any provision in this Agreement to the contrary, GP/Asset Purchaser is not purchasing or acquiring from Seller, the Selling Subsidiaries or any of their Affiliates any of the following assets, rights or properties (collectively, the “Excluded Assets”):

(i) Cash and Cash Equivalents (other than Closing Cash);

(ii) all intercompany receivables in respect of the Business, other than Assumed Intercompany Receivables;

(iii) (x) the corporate charter, seal, minute books, stock record books and other similar documents relating to the organization, maintenance and existence of Seller, Selling Subsidiary 1 or Selling Subsidiary 2 and (y) the Business Records of Seller, Selling Subsidiary 1 or Selling Subsidiary 2 that do not relate to the Purchased Assets Business;

(iv) all current and prior insurance policies and all rights of any nature with respect thereto, including all insurance proceeds received or receivable thereunder (other than any such amounts included in the Purchased Assets pursuant to Section 2.2(l) or Section 2.2(m)), and rights to assert claims with respect to any such insurance recoveries;

(v) other than the Conveyed Entity Benefit Plans and the Purchaser Assumed Benefit Plans, any Business Benefit Plan and any assets relating thereto;

(vi) any right, title or interest in any Trademark containing “Gerdau” (the “Seller Names”);

(vii) all loans and other advances owing to Seller or any of its Affiliates (including the Selling Subsidiaries) by each Seller Employee who does not become a Purchaser Employee;

(viii) the Tax Records of Seller, Selling Subsidiary 1 or Selling Subsidiary 2 (other than those relating to the Purchased Assets or the Purchased Assets Business);

(ix) the personnel records (including all human resources and other records) of Seller, Selling Subsidiary 1 or Selling Subsidiary 2 relating to employees of Seller, Selling Subsidiary 1 or Selling Subsidiary 2;

(x) all of the rights and interests of Selling Subsidiary 1 or Selling Subsidiary 2 or their Affiliates in and to the Contracts specified on Schedule 2.3(a)(x) of the Seller Disclosure Letter and the Undisclosed Contracts (other than the Undisclosed Contracts assigned to and assumed by GP/Asset Purchaser pursuant to Section 5.16) and the Enterprise Wide Contracts (the “Excluded Contracts”);

(xi) any assets and associated claims arising out of the Retained Liabilities;

(xii) all claims, causes of action, defenses and rights of offset or counterclaim (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or noncontingent) not included in the Purchased Assets under Section 2.2(j);

(xiii) all of the rights and interests of Seller and its Affiliates (including the Selling Subsidiaries) in and to all correspondence and documents, including the confidentiality agreements entered into by GP/Asset Purchaser or any of its Affiliates, in connection with the sale of the Business;

(xiv) any legal or beneficial interest in the share capital of the entities and other assets listed on Schedule 2.3(a)(xiv) of the Seller Disclosure Letter, notwithstanding the fact that such entities or assets are related primarily to the Business;

(xv) any (a) refunds of Taxes (other than Transfer Taxes) to the extent actually received (or amounts credited against a Tax Liability in lieu of such refund) and (b) receivables from Taxing Authorities related to value-added Taxes or similar Taxes or import/export duties, in each case, arising from or with respect to the Purchased Assets or the operation of the Purchased Assets Business that are incurred in or attributable to any Pre-Closing Tax Period;

(xvi) all other assets, rights or properties set forth on Schedule 2.3(a)(xvi) of the Seller Disclosure Letter;

(xvii) all IT Assets set forth on Schedule 2.3(a)(xvii) of the Seller Disclosure Letter (including Intellectual Property rights related thereto);

(xviii) all rights to receive administrative and corporate (overhead, shared and other) services and benefits of the kind provided to the Business by Seller, Selling Subsidiary 1 or Selling Subsidiary 2, either directly or indirectly through third-party service providers, prior to the Closing Date and all assets of Seller, Selling Subsidiary 1 or Selling Subsidiary 2 primarily related to such administrative and corporate (overhead, shared and other) services and benefits, including (A) computer and information processing services; (B) finance, accounting and payroll services; (C) facilities management services (including environmental, health and safety); (D) treasury services (including banking, insurance, administration, taxation and internal audit); (E) general and administrative services; (F) executive and management services; (G) legal services; (H) human resources services; (I) risk management services; (J) group purchasing services; (K) corporate marketing, strategy and development services; (L) corporate travel and aircraft services; and (M) investor relations services, unless rights to such services are permissible by Law and provided pursuant to the terms of the Transition Services Agreement;

(xix) all recoveries of Seller or the Selling Subsidiaries to the extent resulting from Actions, the Liabilities in respect of which constitute Retained Liabilities;

(xx) (i) all attorney-client privilege and attorney work-product protection of Seller, Selling Subsidiary 1 or Selling Subsidiary 2 and (ii) all communications, documents and other items subject to the attorney-client privilege or similar privilege or work-product protection described in clause (i) of this paragraph;

(xxi) any Contract between Seller, any Selling Subsidiary or any Conveyed Entity and any Conveyed Entity Covered Person; and

(xxii) all rights arising under or relating to any Retained Liabilities.

(b) After the Closing Date, GP/Asset Purchaser shall (or shall cause its Affiliates to) take all actions reasonably necessary to promptly return any Excluded Assets that are transferred inadvertently to GP/Asset Purchaser or its Affiliates at the Closing.

Section 2.4. Assumption of Certain Obligations of the Purchased Assets Business. Notwithstanding any other provision of this Agreement or any of the Closing Agreements to the contrary, upon the terms and subject to the conditions of this Agreement, GP/Asset Purchaser agrees, effective at the Closing, to assume and to satisfy, pay, perform and discharge when due (without recourse to Seller, the Selling Subsidiaries or their Affiliates, and Seller, the Selling Subsidiaries and their Affiliates shall not be responsible for performing or discharging) the following Liabilities (collectively, the “Assumed Liabilities”) and no other Liabilities of Seller or the Selling Subsidiaries:

(a) all Liabilities and other obligations under the Real Property Leases, the Equipment Leases and the Assumed Contracts included in the Purchased Assets, but only to the extent such Liabilities (1) arise out of underlying events or circumstances first occurring at or after the Closing (provided, however, that a Liability shall not be deemed to arise out of events or circumstances merely because a related Action is brought after the Closing with respect to events or circumstances occurring prior to the Closing) and (2) are not the result of any breach, default or violation by Seller, the Selling Subsidiaries or their Affiliates prior to the Closing;

(b) all Liabilities to the extent and the amount included in Closing Working Capital;

(c) all Liabilities arising after the Closing with respect to Purchaser Employees (including, but not limited to, all termination or employment or severance costs for any Purchaser Employees and long term disability or other leave of absence costs associated with any Purchaser Employees, in each case, arising after the Closing) and all Liabilities arising prior to, on or following the Closing with respect to any Conveyed Entity Benefit Plan, including any liability relating to the Ironworkers Retiree Medical, all liabilities of the Tamco Pension Plan for Hourly Employees, and any withdrawal liability relating to any Purchaser Multiemployer Plan, other than (i) health and welfare benefits, in which the event giving rise to the claim was incurred on or prior to the Closing, including without limitation any retiree medical benefits under the Gerdau Ameristeel US Retiree Medical Plan or the Gerdau Ameristeel Retiree Health Reimbursement Account Plan that was incurred on or prior to the Closing with respect to Purchased Assets Business Purchaser Employees, and (ii) Liabilities with respect to all contributions owed to the pension Business Benefit Plans, including both Multiemployer Plans and single-employer pension plans, in which the event giving rise to the contribution occurred on or prior to the Closing (including with respect to any Conveyed Entity Benefit Plan), or, except as noted above in this subsection (c), any Liabilities relating to business Benefit Plans contributed to, sponsored, maintained or entered into by the Purchased Assets Business (collectively, along with subpart (i), the “Retained Pension and Welfare Liabilities”); provided that, for the avoidance of doubt, Purchasers shall not assume any Liabilities with respect to the Tamco Pension Plan for Salaried Employees; and

(d) all Liabilities for Taxes arising from or with respect to the Purchased Assets or the Purchased Assets Business for any Post-Closing Tax Period.

For the avoidance of doubt, in no event shall the Assumed Liabilities include Retained Liabilities.

Section 2.5. Retained Liabilities of the Business. Notwithstanding any other provision of this Agreement or any of the Closing Agreements to the contrary, upon the terms and subject to the conditions of this Agreement, Seller and the Selling Subsidiaries agree, effective at the Closing, to retain and to satisfy, pay, perform and discharge when due (without recourse to Purchasers or their Affiliates, and Purchasers and their Affiliates shall not be responsible for performing or discharging) the following Liabilities (collectively, the “Retained Liabilities”):

(a) all Actions and Liabilities (except, (i) with respect to all Liabilities arising under any applicable Environmental Law, to the extent resulting from any condition caused or exacerbated by any ownership or operation of the Purchased Assets after the Closing other than Purchasers’ exercise of its rights regarding the Purchased Assets as provided in Section 5.14 and Section 5.20; and (ii) with respect to the matters set forth in Sections 2.5(l) and (n), to the extent included as Assumed Liabilities in Section 2.4(c)) arising out of or relating to Seller’s or the Selling Subsidiaries’ (or their predecessors’ or Affiliates’) ownership or operation of the Purchased Assets Business (as currently or formerly conducted) or the Purchased Assets to the extent such Liabilities arise out of or relate to events, circumstances or periods occurring prior to the Closing, including any Third-Party Claims brought after the Closing Date in which (A) GP/Asset Purchaser is a named party and (B) the underlying allegations relate to Seller’s, Selling Subsidiary 1’s or Selling Subsidiary 3’s (or their predecessors’ or Affiliates’) ownership or operation of the Purchased Assets Business or the Purchased Assets prior to the Closing;

(b) all Liabilities, including all Actions, of Seller or the Selling Subsidiaries arising from the design, construction, testing, marketing, service, operation or sale of the products and services, including indemnification or warranty obligations and irrespective of any legal theory asserted, of the Purchased Assets Business arising prior to the Closing;

(c) all Liabilities under the Real Property Leases, the Equipment Leases and the Assumed Contracts included in the Purchased Assets, except to the extent included within Assumed Liabilities pursuant to Section 2.4(a);

(d) all Liabilities (except to the extent resulting from any condition caused or exacerbated by any ownership or operation of the Purchased Assets after the Closing other than Purchasers’ exercise of its rights regarding the Purchased Assets as provided in Section 5.14 and Section 5.20) arising under any applicable Environmental Law to the extent related to the ownership or operation of the Purchased Assets prior to the Closing, including Liabilities to the extent they relate to (i) any investigation, remediation or corrective action required to address any release or threatened release, at or from the Purchased Assets on or prior to the Closing, of Materials of Environmental Concern; (ii) any investigation, remediation or corrective action pending pursuant to ISRA or arising out of the transactions contemplated by this Agreement, subject to the rights and obligations of Purchaser and Seller pursuant to Section 5.14; (iii) any failure prior to the Closing of any Purchased Asset or the operation thereof to comply with Environmental Law, including the failure to make any required notifications under, or to obtain Permits required by, any Environmental Law (including ISRA) with respect to the ownership or operation of any Purchased Asset and any Liabilities arising out of or related to the June 13,

2017, U.S. EPA inspection of the Sayreville location; and (iv) any off-site disposal from any Purchased Asset prior to the Closing of waste or any Materials of Environmental Concern that come to reside at any non-owned site, even if currently unknown, including any non-owned disposal site such as the Sogreen State Superfund Site or at any other off-site location;

(e) all Liabilities arising out of or related to the Excluded Assets;

(f) all intercompany Liabilities of the Selling Subsidiaries;

(g) all Indebtedness of Seller and the Selling Subsidiaries;

(h) all Liabilities for or with respect to (i) Taxes of Seller or the Selling Subsidiaries and (ii) Taxes arising from or with respect to the Purchased Assets or the Purchased Assets Business for any Pre-Closing Tax Period;

(i) all Retained Pension and Welfare Liabilities;

(j) all Liabilities with respect to any Seller Assumed Plan, including the Tamco Pension Plan for Salaried Employees;

(k) all Liabilities of Seller or the Selling Subsidiaries (or any predecessor of Seller or the Selling Subsidiaries) arising under workers’ compensation claims and occupational health claims related to the Business including with respect to (i) Seller Employees or former Seller Employees that become Purchaser Employees arising from events on or before the Closing and (ii) Seller Employees or former employees that do not become Purchaser Employees;

(l) except as set forth in Section 2.4(c), all Liabilities with respect to Seller Employees (or their representatives or beneficiaries) for any action or inaction of Seller or the Selling Subsidiaries occurring prior to or on the Closing Date, including with respect to the Worker Adjustment and Retraining Notification Act or analogous state or local Laws, or any applicable Law regarding termination or layoff of employees for employees outside the United States (collectively the “WARN Act”), vacation, payroll, sick leave, unemployment benefits, retirement benefits, pension benefits, employee stock options, equity compensation, employee stock purchase, or profit sharing plans, heath care and other welfare plans or benefits (including COBRA), or any other employee plans or arrangements or benefits or other compensation of any kind to any employee;

(m) all Liabilities with respect to any Seller Employees (including their dependents and beneficiaries) that do not become Purchaser Employees, including prior to, on and after the Closing (excluding Purchaser Discrimination Claims); and

(n) except to the extent included as Assumed Liabilities in Section 2.4(c), any Liability arising under any employment agreement, collective bargaining agreement or arrangement, severance, retention, or termination agreement, or other similar arrangement with any employee, consultant, or contractor (or its representatives) of Seller, the Selling Subsidiaries, or the Purchased Assets Business, whether on, prior to or after Closing.

Section 2.6. Consents.

(a) Seller and the Selling Subsidiaries shall use commercially reasonable efforts to obtain, prior to the Closing, all consents required with respect to the transfer of the Real Property Leases, the Equipment Leases, Assumed Permits and Assumed Contracts and the Contracts set forth on Schedule 3.5 of the Seller Disclosure Letter; provided, however, that none of Seller, the Selling Subsidiaries or any of their respective Affiliates shall be required to make any payments or any other economic concessions, incur any Liability, commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party to obtain any such consents other than payments that do not exceed $50,000 in the aggregate. With respect to the IT Transition Agreements, Seller and the Selling Subsidiaries shall use commercially reasonable efforts to obtain, prior to the Closing, all consents required with respect to the transfer or other transition under the IT Transition Agreements, which shall include payment of their portion of the IT Transition Costs in accordance with Section 10.8 of this Agreement. Seller and Purchasers shall use commercially reasonable efforts in obtaining all consents, licenses, sublicenses or approvals necessary or desirable to permit Seller and its Affiliates (and their respective agents) to provide the services contemplated under the Transition Services Agreement (the “TSA Consents”). Except for the IT Transition Costs, the cost and expense of obtaining the TSA consents shall be borne equally by Seller, on the one hand, and Purchasers, on the other hand.

(b) Notwithstanding anything to the contrary in this Agreement other than Section 6.2(j), there shall be excluded from the transactions contemplated by this Agreement any Real Property Lease, Equipment Lease, Assumed Permit or Assumed Contract that is not assignable or transferable without the consent of any Person other than Seller, the Selling Subsidiaries or their respective Affiliates or GP/Asset Purchaser, to the extent that such consent shall not have been given prior to the Closing (such Contracts, the “Unassigned Contracts”); provided, however, that each of Seller, the Selling Subsidiaries and GP/Asset Purchaser shall have the continuing obligation until twelve (12) months after the Closing to use commercially reasonable efforts to obtain all necessary consents to the assignment or transfer thereof, it being understood that none of Seller, the Selling Subsidiaries or any of their respective Affiliates shall be required to make any payments or any other economic concessions, incur any Liability, commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party to obtain any such consents other than payments that do not exceed $50,000 in the aggregate (including any payments made in connection with Section 2.6(a)). Upon obtaining the requisite third-party consents thereto, such Unassigned Contracts, if otherwise includable in the Purchased Assets or the transactions contemplated hereby, shall promptly be transferred and assigned to GP/Asset Purchaser hereunder.

(c) With respect to any Unassigned Contract, after the Closing, until any requisite consent is obtained therefor and the same is transferred and assigned to GP/Asset Purchaser, the Parties shall cooperate with each other in endeavoring to obtain a mutually agreeable arrangement with respect thereto, under which (i) GP/Asset Purchaser would obtain the benefits and assume the Assumed Liabilities (as limited by Section 2.4(a)) under such Unassigned Contract, in accordance with this Agreement, including by subcontracting, sublicensing or subleasing to GP/Asset Purchaser, and (ii) the covenants and obligations thereunder would be performed by GP/Asset Purchaser in Seller’s or the Selling Subsidiary’s name and all benefits and Assumed Liabilities (as limited by Section 2.4(a)) existing thereunder would be for GP/Asset Purchaser’s account.

Section 2.7. Estimated Purchase Price; Payment; Assumed Liabilities.

(a) Not later than five (5) Business Days prior to the Closing Date, Seller shall in good faith prepare (in consultation and cooperation with Purchaser) and deliver to Purchasers a statement (the “Estimated Closing Statement”) setting forth Seller’s calculation of (i) the Estimated Purchase Price and (ii) each of the Estimated Purchase Price Elements, together with reasonable supporting detail with respect to the calculation of such amounts. Schedule A sets forth a hypothetical sample Estimated Closing Statement which illustrates the method by which the Estimated Purchase Price would have been calculated if the Closing occurred on June 30, 2017 and the accounting methodologies, principles and procedures used in the calculation of the Estimated Purchase Price. The Estimated Closing Statement shall be prepared in a manner consistent with Section 2.8(f).

(b) Upon the terms and subject to the conditions set forth in this Agreement, (i) in consideration of the sale and transfer of the Conveyed Entity Equity Interests and the Purchased Assets, at or prior to the Closing, Purchasers shall deliver to Seller an amount in cash equal to the Estimated Purchase Price less the Escrow Amount and (ii) at the Closing, GP/Asset Purchaser shall assume all of the Assumed Liabilities.

(c) At or prior to the Closing, Purchasers shall deliver to the Escrow Agent an amount in cash equal to the Escrow Amount to an account designated by the Escrow Agent (such account, the “Escrow Account”).

Section 2.8. Post-Closing Purchase Price Adjustment.

(a) No later than sixty (60) days following the Closing Date, Purchasers shall in good faith prepare and deliver to Seller for its review a statement (the “Closing Statement”) setting forth its calculation of (i) the Purchase Price and (ii) each of the Purchase Price Elements, together with reasonable supporting detail with respect to the calculation of such amounts. The Closing Statement shall be prepared in a manner consistent with Section 2.8(f).

(b) Seller and its accountants and financial and other advisors may make reasonable inquiries of Purchasers and/or Purchasers’ Representatives regarding questions concerning or disagreements with the Closing Statement arising in the course of Seller’s review. Seller shall complete its review of the Closing Statement within thirty (30) days after the delivery thereof to Seller. During such review period, Purchasers shall provide Seller and its Representatives reasonable access during normal business hours and upon reasonable advance notice to the premises, books and records and Representatives of the Business, the Conveyed Entities and Purchasers (including all relevant work papers, schedules, memoranda and other documents prepared by Purchasers or their Representatives (including its outside accountants) to the extent such materials have been prepared in connection with the calculation of any Purchase Price Element) for the purpose of completing Seller’s review of the Closing Statement. Promptly following completion of its review (but in no event later than the conclusion of the thirty (30) day period), Seller may submit to Purchasers a letter regarding its concurrence or disagreement with the accuracy of the Closing Statement; provided, however, that any such letter must specify (i) the items of the Closing Statement with which Seller disagrees; (ii) the adjustments that Seller proposes to be made to the Closing Statement (a “Disputed Item”); and (iii) the specific amount of such disagreement and reasonable supporting documentation and calculations thereof. If Seller does not deliver a letter disagreeing with the accuracy of the Closing Statement before the conclusion of such thirty (30) day period, the Closing Statement shall be final and binding upon the Parties, and Seller shall be deemed to have agreed with all items and amounts contained in the Closing Statement. If Seller does deliver such a letter, following such delivery, Seller and Purchasers shall attempt in good faith to resolve promptly any disagreement as to the computation of any item in the Closing Statement. Any items as to which there is no disagreement shall be deemed agreed. If a resolution of such disagreement has not been effected within fifteen (15) days (or longer, as mutually agreed by the Parties) after delivery of such letter, then Seller and Purchasers shall submit any Disputed Item to the Independent Accountant for determination. The determination of the Independent Accountant, acting as an expert and not an arbitrator, with respect to any Disputed Item shall be completed within thirty (30) days of submission of such Disputed Item to the Independent Accountant (or longer, as mutually agreed by the Parties), shall be determined in accordance with this Agreement and shall be final and binding upon Seller and Purchasers. The Independent Accountant shall adopt a position within the range of positions submitted by Seller and Purchasers with respect to any Disputed Item. The Independent Accountant shall not review any line items or make any determination with respect to any matter other than with respect to Disputed Items. The fees, costs and expenses of the Independent Accountant shall be shared as follows:

(i) if the Independent Accountant resolves all of the Disputed Items in favor of Seller’s position (the Final Purchase Price so determined is referred to herein as the “Low Value”), then Purchasers shall be obligated to pay for all of the fees and expenses of the Independent Accountant;

(ii) if the Independent Accountant resolves all of the Disputed Items in favor of Purchasers’ position (the Final Purchase Price so determined is referred to herein as the “High Value”), then Seller shall be obligated to pay for all of the fees and expenses of the Independent Accountant; and

(iii) if the Independent Accountant neither resolves all of the Disputed Items in favor of Purchasers’ position nor resolves all of the Disputed Items in favor of Seller’s position (the Final Purchase Price so determined is referred to herein as the “Actual Value”), Purchasers shall be responsible for such fraction of the fees and expenses of the Independent Accountant equal to (x) the difference between the High Value and the Actual Value over (y) the difference between the High Value and the Low Value, and Seller shall be responsible for the remainder of the fees and expenses of the Independent Accountant.

(c) Purchasers shall, if necessary, revise the Closing Statement to reflect the final determination of the Purchase Price in accordance with Section 2.7(b) and Section 2.8(b) (as adjusted, the “Final Purchase Price”).

(d) Within five (5) Business Days after the determination of the Final Purchase Price, (i) if the Final Purchase Price exceeds the Estimated Purchase Price, then Purchasers shall pay to Seller an amount equal to the entire amount of such excess or (ii) if the Estimated Purchase Price exceeds the Final Purchase Price, then Seller shall pay to Purchasers an amount equal to the entire amount of such excess.

(e) Any payments to be made pursuant to Section 2.8(d) shall be made by wire transfer of immediately available funds to the account designated in writing by Purchasers or Seller, as the case may be, within five (5) Business Days after the determination of the Final Purchase Price.

(f) Each of the Estimated Closing Statement (including the Estimated Purchase Price and Estimated Purchase Price Elements) and the Closing Statement (including the Purchase Price and Purchase Price Elements) shall be prepared and calculated in accordance with the definitions of such terms contained in the Agreement and Schedule A and shall be prepared and calculated in a manner consistent with the accounting methodologies, principles and procedures used by Seller in preparing the Financial Statement (including calculating reserves and accruals in accordance with the same methodology used to calculate such reserves and accruals in the preparation of the Financial Statement), except that the Estimated Closing Statement and the Closing Statement (and all calculations set forth in each) shall (i) not include any purchase accounting or other adjustment arising out of the consummation of the transactions contemplated by this Agreement; (ii) be based on facts and circumstances as they exist up to the Closing and shall exclude the effect of any act, decision or event occurring after the Closing (other than the determination of the Final Purchase Price in accordance with this Section 2.8); (iii) include the same line accounts (and only those line accounts) set forth on Schedule A; and (iv) utilize those accounting methodologies, principles and procedures set forth on Schedule A.

Section 2.9. Purchase Price Allocation. Within one hundred and twenty (120) Business Days after the Closing Date, Purchasers shall deliver to Seller a statement (the “Allocation”), allocating the Final Purchase Price (plus Assumed Liabilities, to the extent properly taken into account under applicable Tax Law) to the Conveyed Entity Equity Interests (and to the extent required or permitted by applicable Tax Law, the underlying assets held by the Conveyed Entities) and the Purchased Assets in accordance with Section 1060 of the Code. If within sixty (60) Business Days following the delivery of the Allocation, Seller objects to such Allocation to Purchasers in writing, Seller and Purchasers shall negotiate in good faith to attempt to resolve their disagreement and agree on the Allocation. Should such foregoing negotiations not result in an agreement within fifteen (15) Business Days after receipt by Purchasers of such written objection from Seller, then either (a) Purchasers or (b) Seller may submit this matter to the Independent Accountant. The Independent Accountant will deliver to Purchasers and Seller a written determination of the final Allocation within thirty (30) days of the submission of the dispute to the Independent Accountant, which determination shall be final, binding and conclusive on the Parties hereto absent manifest error. All fees and expenses relating to the work, if any, to be performed by the Independent Accountant pursuant to this Section 2.9 will be split and paid for on a 50%/50% basis between (i) Purchasers and (ii) Seller. None of the Parties hereto or any Affiliate thereof shall take, or permit any Affiliate to take, any position for any Tax purpose (whether in connection with audits, Tax Returns or otherwise) that is inconsistent with the final Allocation, except as required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of Tax Law).

Section 2.10. Closing.

(a) Unless this Agreement shall have been terminated pursuant to Article IX, and subject to satisfaction of the conditions precedent specified in Article VI (or, to the extent permitted by applicable Law, the written waiver thereof by the Party entitled to waive any such condition), the Closing shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, at 9:00 A.M., Eastern Time on the fifth (5th) Business Day following the satisfaction or waiver of the conditions precedent specified in Article VI (other than the conditions to be satisfied at the Closing, but subject to the waiver or satisfaction of such conditions) or at such other times and places as the Parties may mutually agree to in writing. The date on which the Closing occurs is called the “Closing Date.”

(b) At the Closing, Purchasers shall deliver or cause to be delivered to Seller (i) the Estimated Purchase Price less the Escrow Amount by wire transfer of immediately available funds to an account or accounts specified by Seller at least two (2) Business Days prior to the Closing Date; (ii) the duly executed officer’s certificates referenced in Section 6.3(c); (iii) a transition services agreement in the form attached as Exhibit A (the “Transition Services Agreement”), duly executed by Purchasers; (iv) a general bill of sale and assignment and assumption agreement in the form attached as Exhibit B (the “Bill of Sale and Assignment and Assumption Agreement”), duly executed by GP/Asset Purchaser and (v) an escrow agreement in the form attached hereto as Exhibit C (the “Escrow Agreement”) duly executed by Purchasers.

(c) At the Closing, Seller shall deliver or cause to be delivered to Purchasers (i) the stock certificate evidencing the Conveyed Entity 1 Equity Interests to be sold by Selling Subsidiary 1 duly endorsed in blank or accompanied by stock powers duly executed in blank; (ii) an assignment of partnership interests evidencing the transfer of the Conveyed Entity 2 Equity Interests to be sold by Selling Subsidiary 1 and Selling Subsidiary 3; (iii) the duly executed officer’s certificates referenced in Section 6.2(c); (iv) the Transition Services Agreement, duly executed by Seller; (v) the Bill of Sale and Assignment and Assumption Agreement, duly executed by Seller and the Selling Subsidiaries; (vi) the Escrow Agreement, duly executed by Seller and the Selling Subsidiaries; (vii) a special warranty deed (or local state equivalent) for each parcel of Owned Real Property that is a Purchased Asset, duly executed and notarized by the applicable Selling Subsidiary, in reasonable form, and otherwise in such form and substance sufficient to vest in GP/Asset Purchaser fee simple title to the Owned Real Property subject only to Permitted Liens; (viii) a non-foreign affidavit by each Selling Subsidiary, dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code stating that such Selling Subsidiary is not a “foreign person” as defined in Section 1445 of the Code; (ix) the certificates of additional insured set forth in Section 5.10; (x) a trademark assignment with respect to the trademark set forth on Schedule 3.12(a) of the Seller Disclosure Letter in the form attached hereto as Exhibit D, duly executed by Selling Subsidiary 1; and (xi) resignations of each officer and director of the Conveyed Entities.

(d) In addition, at or prior to Closing, Seller shall cause the applicable Selling Subsidiary or applicable Conveyed Entity to deliver to the Title Company such customary affidavits, indemnities and other agreements, evidence of authority, Lien releases and such other documents and instruments reasonably required by the Title Company in order to issue a Title Policy evidencing fee title ownership in GP/Asset Purchaser or the applicable Conveyed Entity, as applicable, subject only to the Permitted Liens and otherwise in accordance with the terms and provisions of this Agreement with respect to each Mill, including, without limitation, a non-imputation affidavit with respect to Conveyed Entity 1 for the Rancho Cucamonga, California Mill.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER AND SELLING SUBSIDIARIES

Except as set forth in the letter (the “Seller Disclosure Letter”) delivered by Seller and the Selling Subsidiaries to Purchasers concurrently with the execution of this Agreement (it being understood that any matter disclosed on any Schedule of the Seller Disclosure Letter will be deemed to be disclosed on any other Schedule of the Seller Disclosure Letter for which applicability of such information and disclosure is reasonably apparent on its face), Seller and the Selling Subsidiaries hereby, jointly and severally, represent and warrant to Purchasers, as follows:

Section 3.1. Organization and Qualification. Each member of the Seller Group is an entity of the type set forth on Schedule 3.1 of the Seller Disclosure Letter and is duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization. Each member of the Seller Group is authorized, qualified and licensed to do business as a foreign entity in each other jurisdiction where the ownership, leasing or otherwise holding of the Purchased Assets or conducting the Business would require such member of the Seller Group to be so qualified, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each member of the Seller Group has full corporate or partnership power and authority to enable it to own, lease or otherwise hold the Purchased Assets owned, leased or otherwise held by it and to conduct the Business in all material respects as currently conducted. Seller has made available to Purchasers true, correct and complete copies of the certificates of incorporation, certificates of formation, the bylaws and limited partnership agreement (or the equivalent organizational documents), as applicable, of each member of the Seller Group, each as currently in effect and reflecting any and all amendments thereto through the date of this Agreement. Such organizational documents are in full force and effect, and each member of the Seller Group is not in material violation of any provision thereof.

Section 3.2. Corporate Authority; Binding Effect.

(a) Seller has all requisite corporate power and authority to execute and deliver this Agreement and each other document, agreement or instrument to be executed and delivered by Seller pursuant to this Agreement (the “Seller Documents”), to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. Each Selling Subsidiary has all requisite corporate or partnership power and authority to execute and deliver each document, agreement or instrument to be executed and delivered by such Selling Subsidiary pursuant to this Agreement (the “Selling Subsidiary Documents”), to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution and delivery by Seller of this Agreement and the Seller Documents and the performance by Seller of its obligations hereunder and thereunder have been duly authorized by all requisite corporate action on the part of Seller. The execution and delivery by each Selling Subsidiary of the Selling Subsidiary Documents and the performance by such Selling Subsidiary of its obligations hereunder and thereunder have been duly authorized by all requisite corporate or partnership action on the part of such Selling Subsidiary. No other corporate or other proceedings on the part of Seller are necessary to authorize this Agreement or any Seller Document or to consummate the transactions contemplated hereby and thereby. No other corporate, partnership or other proceedings on the part of any Selling Subsidiary are necessary to authorize any Selling Subsidiary Document or to consummate the transactions contemplated hereby and thereby.

(b) This Agreement, when executed and delivered by Seller and each Selling Subsidiary, assuming due execution and delivery hereof by Purchasers and Guarantor, constitutes the valid and binding obligations of Seller and each Selling Subsidiary, enforceable against Seller and each Selling Subsidiary in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law) (the “Enforceability Exceptions”). Each Seller Document, when executed and delivered by Seller, assuming due execution and delivery thereof by any other counterparties thereto, constitutes, or if such Seller Document is delivered at the Closing, will constitute at the Closing, the valid and binding obligations of Seller, enforceable against Seller in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions.

(c) Each Selling Subsidiary Document, when executed and delivered by the applicable Selling Subsidiary, assuming due execution and delivery thereof by the other counterparties thereto, constitutes, or if such Selling Subsidiary Document is delivered at the Closing, will constitute at the Closing, the valid and binding obligations of such Selling Subsidiary, enforceable against such Selling Subsidiary in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions.

Section 3.3. Capital Structure. Schedule 3.3 of the Seller Disclosure Letter sets forth the authorized capitalization of each Conveyed Entity and the Equity Interests in each Conveyed Entity, which are validly issued and outstanding, and, with respect to Conveyed Entity 1, fully paid and non-assessable. There are no outstanding warrants, options, agreements, subscriptions, convertible or exchangeable securities, voting agreements or other Contracts or obligations pursuant to which any Conveyed Entity is or may become obligated to issue, sell, purchase, return or redeem or vote or abstain from voting any shares of capital stock or other securities or partnership interests or other equity interests of any Conveyed Entity, and no equity securities or other equity interests of any Conveyed Entity are reserved for issuance for any purpose. Selling Subsidiary 1 owns of record and beneficially the outstanding Conveyed Entity 1 Equity Interests as indicated on Schedule 3.3 of the Seller Disclosure Letter, which constitute all of the issued and outstanding Equity Interests of Conveyed Entity 1, and Selling Subsidiary 1 and Selling Subsidiary 3 collectively own of record the Conveyed Entity 2 Equity Interests as indicated on Schedule 3.3 of the Seller Disclosure Letter, which constitute all of the issued and outstanding Equity Interests of Conveyed Entity 2, in each case, free and clear of all Liens except for restrictions imposed by securities laws applicable to unregistered securities generally, restrictions on transfer set forth in the organizational documents of such Selling Subsidiary or Conveyed Entity and Liens created by or as a result of the acts of Purchasers or any of their Affiliates. No Equity Interests of any Conveyed Entity are held by such Conveyed Entity in treasury. There is no obligation or Contract, contingent or otherwise, of any Conveyed Entity to provide funds to or make any investment in (in the form of a loan, capital contribution or otherwise) any other Person. There are no bond, debentures, notes, or other Indebtedness of any member of the Seller Group having the right to vote or consent (or convertible into or exchangeable for securities of any Conveyed Entity having the right to vote or consent) on any matters on which the equityholders of any Conveyed Entity may vote. Neither Conveyed Entity has any direct or indirect Subsidiaries nor holds any Equity Interests in any Person.

Section 3.4. Governmental Authorization. The execution, delivery and performance of this Agreement and the Seller Documents by Seller, the execution, delivery and performance of the Selling Subsidiary Documents by the Selling Subsidiaries, and the consummation of the transactions contemplated hereby and thereby, require no action by or in respect of, or declaration or filing with, any Governmental Authority other than as set forth on Schedule 3.4 of the Seller Disclosure Letter or any such other action or filing as to which the failure to make or obtain would not reasonably be expected to be material to the Business.

Section 3.5. Non-Contravention. The execution, delivery and performance of this Agreement by Seller and the Selling Subsidiaries, the execution, delivery and performance of the Seller Documents by Seller, the execution, delivery and performance of the Selling Subsidiary Documents by the Selling Subsidiaries and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) violate any provision of the certificate of incorporation, bylaws or other comparable organizational document of Seller, any Selling Subsidiary or any Conveyed Entity, as applicable; (b) subject to obtaining the consents referred to on Schedule 3.4 and Schedule 3.5 of the Seller Disclosure Letter, conflict with, result in a breach of, constitute a default under or result in the right of termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Seller, any Selling Subsidiary or any Conveyed Entity under, or to a loss of any benefit of the Business to which Seller, any Selling Subsidiary or any Conveyed Entity is entitled under, any Material Contract or Real Property Lease; (c) assuming all actions by or in respect of, or filing with, any Governmental Authority set forth on Schedule 3.4 of the Seller Disclosure Letter have been made or obtained, violate or result in a breach of or constitute a default under any Law or other restriction of any Governmental Authority to which Seller, any Selling Subsidiary or any Conveyed Entity are subject or (d) result in the creation or imposition of any Lien (other than a Permitted Lien) on the Conveyed Entity Equity Interests or the Purchased Assets, except, with respect to clauses (b), (c) and (d), for any violations, breaches, conflicts, defaults, terminations, cancellations, impositions or accelerations as would not reasonably be expected to be material to the Business.

Section 3.6. Permits. The execution, delivery and performance of this Agreement by the Selling Subsidiaries, the execution, delivery and performance of the Selling Subsidiary Documents by the Selling Subsidiaries and the consummation of the transactions contemplated hereby and thereby do not require any Permits, except where the failure to obtain any such Permit would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth on Schedule 3.6 of the of the Seller Disclosure Letter, the Selling Subsidiaries and the Conveyed Entities possess all material Permits necessary to conduct the Business in all material respects as currently conducted and are in material compliance with all terms and requirements of each such Permit.

Section 3.7. Absence of Certain Changes. Except as required by this Agreement, since September 30, 2017, to the date of this Agreement, (a) the Business has been conducted in all material respects in the ordinary course and consistent with past practice, (b) there has not occurred any change, development or event that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect, (c) no Selling Subsidiary has taken any action from September 30, 2017 to the date of this Agreement that would have been a violation of clauses (i), (ii), (v), (vi), (x), (xv), (xvii), (xviii) or (xix) of Section 5.2(a) of this Agreement had such Section applied to such Selling Subsidiary during such period of time or (d) except as set forth on Schedule 3.7(d) of the Seller Disclosure Letter, no Conveyed Entity has taken any action from September 30, 2017 to the date of this Agreement that would have been a violation of clauses (i), (ii), (iv), (v), (vi), (vii), (ix), (x), (xii), (xv), (xvii), (xviii) or (xix) of Section 5.2(a) of this Agreement had such Section applied to such Conveyed Entity during such period of time.

Section 3.8. No Litigation. Except as set forth on Schedule 3.8(a) of the Seller Disclosure Letter, there is no Action or Order outstanding, pending or, to the Knowledge of Seller, threatened against any member of the Seller Group relating to the Business or by which any of the Purchased Assets or the Business is or would be bound by or before any Governmental Authority or arbitrator. No member of the Seller Group is subject to any Order, writ, injunction, judgment or decree of any court or any Governmental Authority relating to the Business or by which any of the Purchased Assets is bound. To the Knowledge of Seller, no event has occurred or circumstances exist that could give rise to or serve as a basis for the commencement of any such Action against or involving Seller, any Selling Subsidiary, any Conveyed Entity, the Purchased Assets or the Business. As of the date hereof, there are no Actions or Orders outstanding, pending or threatened in writing against Seller, any Selling Subsidiary, any Conveyed Entity, the Purchased Assets or the Business that may make this Agreement, any Seller Document, any Selling Subsidiary Document or any of the transactions contemplated hereby or thereby illegal, invalid or unenforceable. Schedule 3.8(b) of the Seller Disclosure Letter (i) lists all Actions involving a claim in excess of $100,000 to which Seller, any Selling Subsidiary or any Conveyed Entity is a party as of the date hereof and (ii) lists all Actions for which Losses were in excess of $250,000 to which any member of the Seller Group was a party during the five (5) years prior to the date of this Agreement but is no longer party to (whether as a result of final settlement or final Order), in each case, related to the Business. To the Knowledge of Seller, no officer, manager, agent, consultant or employee of any of Seller, any Selling Subsidiary or any Conveyed Entity is subject to any Order that prohibits such Person from engaging in or continuing any conduct, activity or practice relating to the Business.

Section 3.9. Compliance with Laws.

(a) Except as set forth on Schedule 3.9(a) of the Seller Disclosure Letter, Seller, each Selling Subsidiary and each Conveyed Entity are now, and have been since September 30, 2013, in material compliance with all Laws applicable to the ownership or operation of the Business or the Purchased Assets, and no member of the Seller Group has since September 30, 2013, received any written notice from any Governmental Authority or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, or Liability under any Law applicable to the ownership or operation of the Business or the Purchased Assets, except as would not reasonably be expected to be material to the Business; and

(b) Except as set forth on Schedule 3.9(b) of the Seller Disclosure Letter, the Selling Subsidiaries and the Conveyed Entities possess, and have possessed since September 30, 2013, all material Permits necessary for the conduct of the Business in all material respects as it is currently conducted and as it was conducted at such time.

Section 3.10. Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or except as set forth on Schedule 3.10 of the Seller Disclosure Letter:

(a) Seller, the Selling Subsidiaries and the Conveyed Entities have complied since September 30, 2013 and are in compliance with all Environmental Laws applicable to the ownership or operation of the Business;

(b) Seller, the Selling Subsidiaries and the Conveyed Entities have obtained, have complied with, and are in compliance with all Permits that are required pursuant to applicable Environmental Law for the occupation of the Real Property and the operation of the Business as currently operated, and such Permits are in full force and effect, free from breach, transferable except as limited by the terms of the Permit, and, to the Knowledge of Seller, the transactions contemplated by this Agreement are not reasonably expected to adversely affect them;

(c) There are no Actions by any Governmental Authority or other Person pending, or to the Knowledge of Seller, threatened, against Seller or the Selling Subsidiaries with respect to the Business or against the Conveyed Entities under any applicable Environmental Law;

(d) Seller and the Selling Subsidiaries with respect to the Business and the Conveyed Entities are not subject to any Order of any Governmental Authority under any Environmental Law;

(e) Seller and the Selling Subsidiaries with respect to the Business and the Conveyed Entities have not treated, stored, released, disposed of, arranged for or, to the Knowledge of Seller, permitted the disposal of, released Materials of Environmental Concern to the environment (and, to the Knowledge of Seller, no Real Property is contaminated by any such Materials of Environmental Concern) in a manner that would reasonably be expected to result in Liability under any applicable Environmental Law to the Conveyed Entities or the owner or operator of the Business;

(f) None of the Selling Subsidiaries or the Conveyed Entities uses, and, to the Knowledge of Seller, there is not otherwise present, any of the following at any Real Property: (i) landfills; (ii) surface impoundments used to dispose of Materials of Environmental Concern; or (iii) other areas used to dispose of Materials of Environmental Concern; and

(g) Except for the ISRA Work and for any transfers of existing or issuance of new Permits under applicable Environmental Laws that may be required, the transactions contemplated by this Agreement will not result in any Liabilities for site investigation or cleanup, or require the consent of any Person, pursuant to any Environmental Law, including any so-called “transaction-triggered” or “responsible property transfer” requirements.

Section 3.11. Material Contracts.

(a) Schedule 3.11(a) of the Seller Disclosure Letter sets forth, as of the date hereof, a list of the following Contracts (other, in each case, than Real Property Leases and Excluded Contracts) (i) that relate primarily to the Business or to which any of the Purchased Assets are bound or (ii) for which any Conveyed Entity is a party (collectively, whether listed or required to be listed on Schedule 3.11(a) of the Seller Disclosure Letter, the “Material Contracts”), true, correct and complete copies of which, as amended through the date hereof, Seller has made available to Purchasers:

(i) each Equipment Lease, which entails aggregate payments in excess of $200,000 per annum or $500,000 in the aggregate;

(ii) each Contract for goods and/or services between Seller, any Selling Subsidiary and/or any of their Affiliates (other than the Conveyed Entities) or any of the officers or directors of Seller, any Selling Subsidiary and/or any of their Affiliates (other than the Conveyed Entities), on the one hand, and any Selling Subsidiary and/or any Conveyed Entity, on the other hand;

(iii) each mortgage, indenture, security agreement, pledge, note, loan agreement or guarantee in respect of Indebtedness of any Conveyed Entity or any Selling Subsidiary or otherwise granting Liens with respect to any Conveyed Entity or any Selling Subsidiary or any of the Purchased Assets, in each case, in excess of $250,000;

(iv) each customer Contract that is in force and effect with payments to the Selling Subsidiaries and/or the Conveyed Entities in excess of $2,000,000 during any of the years ended December 31, 2016 and December 31, 2015, or in excess of $1,000,000 during the six (6) months ended September 30, 2017;

(v) each Contract that is in force and effect with vendors of the Business with payments by the Selling Subsidiaries and/or the Conveyed Entities in excess of $2,000,000 during any of the years ended December 31, 2016 and December 31, 2015, or in excess of $1,000,000 during the six (6) months ended September 30, 2017;

(vi) each material Contract relating to material Intellectual Property, including all material licenses (other than licenses to commercially available or “off the shelf” software) (each, a “Material IP Contract” and collectively, the “Material IP Contracts”);

(vii) each Contract materially limiting the freedom of any Selling Subsidiary or any Conveyed Entity to compete with any Person or in any geographic market with respect to a material portion of the Business;

(viii) each acquisition, merger, consolidation, recapitalization or similar agreement or letter of intent related to the acquisition of a business or line of business and pursuant to which any Selling Subsidiary or any Conveyed Entity has (A) continuing material indemnification obligations or (B) any “earn-out” or similar contingent payment obligations (other than any Contract that provides for the acquisition of inventory, raw materials or assets in the ordinary course and consistent with past practice);

(ix) each Contract regarding the formation or participation in any joint venture, partnership or other similar arrangement or involving the sharing of profits, losses, costs or Liability by any Selling Subsidiary or any Conveyed Entity with any other Person; and

(x) each Contract containing a “most favored nation” pricing agreement or a similar best available pricing agreement with a customer or supplier;

(xi) each Contract granting a power of attorney to a Person:

(xii) the Collective Bargaining Agreement Between Gerdau and The United Steelworkers Production and Maintenance Employees, effective March 1, 2017 through February 28, 2020; the Master Agreement between Shopmen’s Local Union No. 790 of the International Association of Bridge, Structural, Ornamental and Reinforcing Iron Workers and Gerdau Reinforcing Steel, effective July 1, 2015 through June 30, 2019; the Agreement between Northwest Iron Workers Employers Association, Inc. and Iron Workers District Counsel of the Pacific Northwest Local Nos. 14 (Spokane, WA) No, 29 (Portland, OR), and No. 86 (Seattle, WA), effective July 1, 2017 through June 30, 2020; Agreement between Iron Worker Employers of the State of California and a Portion of Nevada and the District Counsel of Iron Workers of the State of California and Vicinity, originally effective July 1, 2014 – June 30, 2017; the Southern California Master Labor Agreement between Southern California General Contractors and The Southern California District Counsel of Laborers, entered into July 1, 2015; the Arizona Master Labor Agreement between Arizona Steel Field Erectors Association and the International Association of Bridge, Structural, Reinforcing and Ornamental Iron Workers, Local No. 75, entered into August 1, 2017; the Collective Bargaining Agreement with the Regional District Counsel & Reinforcing Local Unions 846 and 847, with an effective date of May 3, 2017 through May 2, 2018 (the “Utah CBA”); and the Labor Agreement between Shopmen’s Local Union No. 790 of the International Association of Bridge, Structural, Ornamental and Reinforcing Iron Workers (AFL-CIO) and Conveyed Entity 2 (d/b/a Gerdau Reinforcing Steel (Las Vegas)), effective June 1, 2016 through May 31, 2020 (collectively, the “Conveyed Entities Collective Bargaining Agreements”);

(xiii) each settlement, conciliation or similar agreement that could reasonably be expected to impose any monetary obligations in excess of $500,000 or material non-monetary obligations upon any Conveyed Entity or any Purchased Assets after the date of this Agreement;

(xiv) each Contract granting a first-refusal, first-offer or similar preferential right to purchase or acquire any right, asset or property of any Conveyed Entity or any Purchased Asset;

(xv) each Contract providing for the payment by the Selling Subsidiaries and Conveyed Entities in excess of $1,500,000 during any of the years ended December 31, 2016 and December 31, 2015, or in excess of $750,000 during the six (6) months ended September 30, 2017, that cannot be terminated by the Selling Subsidiaries and Conveyed Entities on notice of thirty (30) days or less without Liability;

(xvi) each Parent Guarantee, Seller Surety Bond and Parent LofC;

(xvii) each WIP Contract and each subcontract under each WIP Contract, in each case, providing for payments in excess of $2,000,000;

(xviii) each Contract with surviving warranty obligations covering products sold or services rendered by the Business in excess of $2,000,000;

(xix) each Contract with any contractor or consultant providing services to any Conveyed Entity or the Purchased Assets Business that cannot be terminated by the Selling Subsidiaries and Conveyed Entities on notice of thirty (30) days or less without Liability and with payments by the Selling Subsidiaries and/or the Conveyed Entities in excess of $200,000 during any of the years ended December 31, 2016 and December 31, 2015, or in excess of $100,000 during the nine (9) months ended September 30, 2017; and

(xx) each Contract with a Governmental Authority.

(b) Purchase orders, quotations and invoices are not required to be listed on Schedule 3.11(a) of the Seller Disclosure Letter, however, any purchase order, quotation or invoice that meets any of the requirements set forth in clauses (i) through (xx) of Section 3.11(a) shall each be deemed a Material Contract. Each Contract related to the TSA Consents and each IT Transition Agreement is not required to be listed on Schedule 3.11(a) of the Seller Disclosure Letter, however, any such Contract or IT Transition Agreement shall be deemed to be a Material IP Contract.

(c) Each Material Contract (i) is a valid, binding and enforceable (subject to the Enforceability Exceptions) agreement of the Selling Subsidiary or the Conveyed Entity party thereto and, to the Knowledge of Seller, the other parties thereto, and (ii) is in full force and effect, and there exists no default, event of default, violation or event that has occurred that would constitute such a default, event of default or violation (whether after the giving of notice or the lapse of time or both) by any Selling Subsidiary or any Conveyed Entity or, to the Knowledge of Seller, any other party to any such Contract, in each case, which would, individually or in the aggregate, reasonably be expected to be material to the Business. No Selling Subsidiary or Conveyed Entity has released any of its material rights under any Material Contract and, to the Knowledge of Seller, no party to a Material Contract has repudiated any of the terms thereof or threatened in writing to terminate, cancel or not renew any Material Contract.

(d) Schedule 3.11(d) of the Seller Disclosure Letter sets forth a true, correct and complete list, by category, of all equipment, machinery and other similar tangible assets or properties with an individual original cost of $100,000 or more that is owned by any Selling Subsidiary or any Conveyed Entity (“Tangible Personal Property”). Each Selling Subsidiary and each Conveyed Entity is in possession of all Tangible Personal Property owned or leased by it.

(e) Schedule 3.11(e) of the Seller Disclosure Letter sets forth a true, correct and complete list, with respect to each WIP Contract (i) of Selling Subsidiary 1, of the contract number, contract name, customer name, contract item, material, item category, material description, estimated quantity, remaining quantity, total invoiced quantity, estimated amount, remaining balance, invoiced amount, invoiced amount with tax, escalation, escalation with tax, original quantity, original value, billing unit and percentage shipped, and (ii) of Conveyed Entity 2, of the job number, client name, client number, job name, job department, manager, outside placer, federal funds, completion date, city code, initial estimate, sales manager, status, owner controlled insurance program, job class, bond, level of difficulty, paid, current price, current budget, current margin, current percentage, job to date sales revenue, job to date cost, job to date margin, job to date percentage, period to date sales, period to date cost, period to date margin, period to date percentage, remaining sales, remaining cost, remaining margin, remaining percentage, at completion amount, at completion cost, at completion margin, at completion percentage, variance to budget, variance percentage, job to date billing, job to date billing percentage, job to date over/under, job to date over/under percentage, total contract value before change orders, amount billed, backlog and backlog percentage.

Section 3.12. Intellectual Property.

(a) Schedule 3.12(a) of the Seller Disclosure Letter sets forth all Intellectual Property registrations and applications primarily relating to the Business and owned by the Selling Subsidiaries or the Conveyed Entities (the “Transferred IP”). The Selling Subsidiaries or the Conveyed Entities solely own, free and clear of all Liens other than Permitted Liens, all of the Transferred IP. The Selling Subsidiaries and Conveyed Entities have a valid, legally enforceable right to use, license, practice and otherwise exploit all Transferred IP. There is no action pending or threatened (in writing) that challenges the validity, enforceability, registration, ownership or use of any Transferred IP.

(b) Except as set forth on Schedule 3.12(b) of the Seller Disclosure Letter, the conduct of the Business does not infringe, misappropriate or violate any Intellectual Property of any Person (except that, with respect to patents, the foregoing representation is made to the Knowledge of Seller). To the Knowledge of Seller, no Person is infringing the Transferred IP. The items on Schedule 3.12(a) of the Seller Disclosure Letter are subsisting and unexpired and valid and enforceable.

(c) The Selling Subsidiaries and the Conveyed Entities are in material compliance with all Laws applicable to the collection, storage, processing, use and transfer of data, including personally identifiable information. The Selling Subsidiaries and the Conveyed Entities have taken reasonable actions to protect the security, continuous operation and integrity of their material systems, networks (including the data and personally identifiable information therein) and software used in the Business, and there have been no material security breaches, outages, violations or unauthorized access of same. The Selling Subsidiaries and the Conveyed Entities have not received any written complaints related to their collection, storage, processing, use or transfer of data, including personally identifiable information, and, to the Knowledge of Seller, there are no ongoing or threatened investigations relating to same.

(d) The Transferred IP and the Intellectual Property licensed under the Material IP Contracts to the Selling Subsidiaries or the Conveyed Entities, along with any Intellectual Property provided to the Selling Subsidiaries or the Conveyed Entities pursuant to the Transition Services Agreement, constitute all Intellectual Property used or necessary to operate and conduct the Business in all material respects as currently conducted as of the date hereof and as conducted during the six months preceding the date hereof, except as set forth on Schedule 3.12(d) of the Seller Disclosure Letter (and provided that the foregoing shall not be construed as a representation or warranty with respect to the non-infringement of third-party Intellectual Property). None of the Selling Subsidiaries or the Conveyed Entities, or, to the Knowledge of Seller, any other party to a Material IP Contract, is in breach of such Material IP Contract, and none of the Selling Subsidiaries nor the Conveyed Entities has notified any Person, and, to the Knowledge of Seller, no Person has notified the Selling Subsidiaries or the Conveyed Entities, of any such breach.

(e) The IT Assets used by the Selling Subsidiaries and the Conveyed Entities are sufficient to conduct the business and operations of the Business in all material respects as currently conducted as of the date hereof and as conducted during the six months preceding the date hereof. Except as set forth on Schedule 3.12(e) of the Seller Disclosure Letter, the IT Assets used by the Selling Subsidiaries and the Conveyed Entities have not suffered any material failure and are reasonably secure against intrusion. None of the Selling Subsidiaries nor any Conveyed Entity has suffered any security breaches that have resulted in (i) a third party obtaining access to any confidential information of the Selling Subsidiaries or the Conveyed Entities, or any of their respective customers or other third parties or (ii) an obligation to notify any Governmental Authority or any other Person. The Selling Subsidiaries and the Conveyed Entities have implemented and maintained, consistent with commercially reasonable practices and its legal and contractual obligations to third persons, security and other measures reasonable to protect the IT Assets from unauthorized access, use or modification.

(f) The Selling Subsidiaries and the Conveyed Entities take, and have taken, commercially reasonable measures, generally consistent with industry standards, to safeguard the trade secrets owned by the Selling Subsidiaries and the Conveyed Entities. To the Knowledge of Seller, no employee, independent contractor or agent of the Selling Subsidiaries or the Conveyed Entities has misappropriated any trade secrets of the Selling Subsidiaries or the Conveyed

Entities in the course of his or her performance as an employee, independent contractor or agent, and no employee, independent contractor or agent of the Selling Subsidiaries or the Conveyed Entities is in default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or contract to the extent relating to the protection, ownership, development, use or transfer of Intellectual Property of the Selling Subsidiaries or the Conveyed Entities. None of the Selling Subsidiaries nor any Conveyed Entity has disclosed any of the trade secrets or confidential information included in the Intellectual Property of the Selling Subsidiaries or the Conveyed Entities to any third party other than pursuant to a written confidentiality agreement.

(g) The execution, delivery or performance of this Agreement and the consummation of the transactions contemplated herein will not contravene, conflict with or result in any limitation on Purchasers’ right, title or interest in or to the Transferred IP.

Section 3.13. Real Property.

(a) Schedule 3.13(a) of the Seller Disclosure Letter sets forth (i) a list (including the physical address) of each parcel of Owned Real Property and (ii) the Title Commitment (including the applicable identifying commitment number) corresponding to each such parcel of Owned Real Property. Prior to the date hereof, Seller has delivered to Purchaser a Title Commitment for each parcel of Owned Real Property, and the legal description set forth in each Title Commitment describes the entire parcel or parcels of Owned Real Property indicated on Schedule 3.13(a) as being covered by such Title Commitment in all material respects. The Real Property constitutes all interests in real property required for the operation of the Business as presently conducted. The Selling Subsidiaries or the Conveyed Entities (as applicable) have good and marketable title in fee simple (or its equivalent under applicable Law) to the Owned Real Property, free and clear of all Liens other than Permitted Liens and Liens that will be released at or prior to the Closing. None of the Selling Subsidiaries or the Conveyed Entities have received any written notice from any insurance company that has issued a policy with respect to the Owned Real Property (or any structure or improvements situated thereon) requiring performance of any material structural or other repairs or alterations to the Real Property.

(b) Schedule 3.13(b)(i) of the Seller Disclosure Letter sets forth a list (including the address), as of the date hereof, of each parcel of Leased Real Property. True and complete descriptions of all Real Property Leases (including any exhibits, appendix, addenda, schedules, amendments and modifications thereto) are set forth on Schedule 3.13(b)(ii) of the Seller Disclosure Letter and true and correct copies of such Real Property Leases (and other documents) have been made available to Purchasers. The Selling Subsidiaries or the Conveyed Entities (as applicable) have a valid leasehold interest in each parcel of Leased Real Property, free and clear of all Liens other than Permitted Liens, and each such Real Property Lease is the valid, binding and enforceable (subject to the Enforceability Exceptions) obligation of the Selling Subsidiaries or the Conveyed Entities in accordance with its terms. Each Real Property Lease is in full force and effect, and (i) none of the Selling Subsidiaries or the Conveyed Entities or, to the Knowledge of Seller, any other party to any such Real Property Lease, have received or delivered written notice of a default under any such Real Property Lease and (ii) none of the Selling Subsidiaries nor the Conveyed Entities (as applicable) or, to the Knowledge of Seller, any other Person, are in breach or violation of, or default under, any such Real Property Lease and no event has occurred and no circumstance exists which, if not remedied, would result in such a breach, violation or default thereunder (with or without notice or lapse of time, or both). None of the Selling Subsidiaries nor the Conveyed Entities, and, to the Knowledge of Seller, no other party to any Real Property Lease, have exercised any termination rights with respect thereto, and no such party has given written notice of any outstanding dispute with respect to any Real Property Lease. None of the Selling Subsidiaries nor the Conveyed Entities (as applicable) have received any written notice from any insurance company that has issued a policy with respect to the Leased Real Property requiring performance of any material structural or other repairs or alterations to the Leased Real Property.

(c) Except as would not reasonably be expected to be material to the Business, (i) the buildings, improvements and fixtures on the Real Property are in good operating condition and repair, ordinary wear and tear excepted, and (ii) with respect to Leased Real Property, all tenant improvement work required to be performed by landlord or tenant under each Real Property Lease has been completed in accordance with the terms of such Real Property Lease and accepted by either landlord or tenant, as the case may be, under the terms of such Real Property Lease.

(d) The Selling Subsidiaries and the Conveyed Entities (as applicable) have sufficient rights of access with respect to all Real Property that are necessary for the conduct of the Business as presently conducted, and there are no pending or, to the Knowledge of Seller, threatened Actions by any Governmental Authority or any other Person to cancel, terminate or modify such rights of access.

(e) Except as set forth in Schedule 3.13(e) and this Agreement and for Permitted Liens, (i) neither the Selling Subsidiaries nor any Conveyed Entity (as applicable) has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the Real Property and (ii) neither the Selling Subsidiaries nor the Conveyed Entities (as applicable) are obligated under any option, right of first refusal or other contractual (or other) right or obligation to purchase, acquire, sell, assign, convey or dispose of all or any portion of or interest in the Owned Real Property.

(f) Seller, each Selling Subsidiary and each Conveyed Entity and each parcel of Real Property (i) are now, and have been since September 30, 2013, in material compliance with all declarations of covenants, conditions or restrictions, restrictive covenants and reciprocal easement agreements, in each case affecting any Real Property, and (ii) have not received any written notice of any material breach, violation or default under any such declarations, agreements or easements.

(g) There do not exist any actual or, to the Knowledge of Seller, threatened Actions by any Governmental Authority or Person to take, by condemnation or otherwise, any of the Real Property, and none of the Selling Subsidiaries or the Conveyed Entities (as applicable) have received any written notice of the intention of any Governmental Authority or other Person to take or use any Real Property or any part thereof or interest therein.

(h) All buildings, structures and other improvements constituting a part of the Owned Real Property are supplied with utilities and other services necessary for the operation of such buildings, structures or other improvements in the ordinary course of Business.

(i) None of the Selling Subsidiaries nor any Conveyed Entity (as applicable) has received any written notice of any increase in the current assessed valuation of any Owned Real Property, or any notice of any contemplated special assessment.

Section 3.14. Employee Benefits.

(a) Each material Business Benefit Plan under which any current or former Seller Employee (or the beneficiary of any such individual) who is or was employed by a Conveyed Entity or is employed by the Purchased Assets Business (collectively, “Business Employees”) has any present or future right to benefits is listed on Schedule 3.14(a) of the Seller Disclosure Letter. Seller has made available to Purchasers prior to the Closing, in respect of each Business Benefit Plan required to be listed on Schedule 3.14(a) of the Seller Disclosure Letter, a true and complete copy of the current plan document or, in the case of any unwritten Benefit Plan, a written summary of such Benefit Plan’s material terms. Seller has made available to Purchasers, in respect of each (A) Conveyed Entity Benefit Plan, to the extent applicable, true and complete copies of (i) all governing plan documents (and amendments thereto); (ii) all current summary plan descriptions and any summaries of material modifications; (iii) all current trust agreements and the latest financial statements thereof; (iv) the annual report on IRS Form 5500-series for the last two (2) plan years; (v) the most recent actuarial valuation report; (vi) the most recent determination letter, opinion letter, or similar letter or instrument issued by the IRS or other applicable Governmental Authority; (vii) all group annuity contracts and other material contracts relating thereto; and (viii) all discrimination tests and safe harbor notices for the most recent plan year; and (B) Business Benefit Plan that is not a Conveyed Entity Benefit Plan listed on Schedule 3.14(a) of the Seller Disclosure Letter, to the extent applicable, the items set forth in clauses (i), (ii), (iv), and (vi) of the preceding sentence.

(b) Except as would not reasonably be expected to be material to the Business and whenever applicable according to the Laws and regulations of the respective jurisdiction, (i) each Conveyed Entity Benefit Plan which is intended to be “qualified” (or registered) within the meaning of Section 401(a) of the Code (or any comparable provision under applicable non-U.S. Law) has received a favorable determination or opinion letter from the IRS (or any comparable Governmental Authority), and no event has occurred and no condition exists which could reasonably be expected to result in the loss of any such qualification, registration or tax-exempt status or the imposition of any material penalty or Tax Liability; (ii) no claim, action or litigation has been made or commenced or, to the Knowledge of Seller, is anticipated with respect to any Conveyed Entity Benefit Plan (other than routine claims for benefits payable in the ordinary course, and appeals of such denied claims); and (iii) all contributions due with respect to each Conveyed Entity Benefit Plan have been timely made in accordance with applicable Law or relevant collective bargaining agreements. Each Conveyed Entity Benefit Plan has been administered in all material respects in accordance with its terms and in compliance with ERISA, the Code and other applicable Laws, and no Conveyed Entity Benefit Plan is under, and none of Seller, the Selling Subsidiaries and the Conveyed Entities has received any notice of, an audit or investigation by the IRS, U.S. Department of Labor or, to the Knowledge of Seller, any other

Governmental Authority, and no such completed audit, if any, has resulted in the imposition of any Tax or penalty on the Business or the Conveyed Entities with respect to the Conveyed Entity Benefit Plans. No non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) has occurred or is reasonably expected to occur with respect to the Conveyed Entity Benefit Plans.

(c) Except as set forth on Schedule 3.14(c) of the Seller Disclosure Letter, no Conveyed Entity Benefit Plan provides for welfare benefits for any person beyond his or her retirement or other termination of service other than coverage mandated by COBRA or similar state or foreign Law and at the sole expense of such person.

(d) Except as would not reasonably be expected to be material to the Business, during the immediately preceding six (6) years, no Liability under Title IV or Section 302 of ERISA or Section 412 of the Code has been incurred by the Selling Subsidiaries or the Conveyed Entities, including as a result of their association with any trade or business, whether or not incorporated, that together with any of the Selling Subsidiaries or any Conveyed Entity would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA (an “ERISA Affiliate”) that has not been satisfied in full, and, to the Knowledge of Seller, no condition exists that presents a substantial risk to the Selling Subsidiaries or the Conveyed Entities of incurring any such Liability including indirect Liability through any ERISA Affiliate, other than Liability for premiums due the Pension Benefit Guaranty Corporation (“PBGC”) (which premiums have been paid when due). The PBGC has not instituted proceedings pursuant to Section 4042 of ERISA to terminate any Business Benefit Plan subject to Title IV of ERISA and, to the Knowledge of Seller, no condition exists that presents a risk that such proceedings will be instituted by the PBGC.

(e) Except as would not reasonably be expected to be material to the Business, with respect to any Benefit Plan to which any of the Selling Subsidiaries or any Conveyed Entity or any ERISA Affiliate make, or was required to make, contributions during the past six (6) years: (i) there does not now exist, nor do any circumstances exist on the date hereof that could reasonably be expected to result in any failure to satisfy the minimum funding standards (within the meaning of Sections 412 and 430 of the Code or Sections 302 and 303 of ERISA) whether or not waived, or the imposition of a lien or other encumbrance or the provision of security under Section 430 of the Code or Section 303 or 4068 of ERISA, or any Liability under Section 4971 of the Code and (ii) except as set forth on Schedule 3.14(e)(ii) of the Seller Disclosure Letter, no “reportable event” within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event.

(f) Except as set forth on Schedule 3.14(f) of the Seller Disclosure Letter, (i) none of the Selling Subsidiaries or any Conveyed Entity or any ERISA Affiliate or any of their respective predecessors has within the last six (6) years contributed to or contributes to, has been required to contribute to, or otherwise participated in or participates in any way, directly or indirectly, has any Liability with respect to any Multiemployer Plan on behalf of Purchaser Employees; (ii) none of the Selling Subsidiaries, any Conveyed Entity or any ERISA Affiliate has, at any time, withdrawn from a Multiemployer Plan in a “complete withdrawal” or a “partial withdrawal” as such terms are defined in Sections 4203 and 4205 of ERISA, respectively, so as to result in a Liability (including without limitation the obligations pursuant to an agreement entered into in accordance with Section 4204 of ERISA), of any of the Selling Subsidiaries or the Conveyed Entities that has not been fully satisfied as of the Closing. To the Knowledge of Seller, with respect to each Conveyed Entity Benefit Plan that is a Multiemployer Plan: (i) no such Multiemployer Plan has been terminated or is insolvent under Section 4245 of ERISA, or has incurred a mass withdrawal under Section 4219 of ERISA, so as to result, directly or indirectly, in any Liability of any Selling Subsidiary or any Conveyed Entity under Title IV of ERISA; (ii) no proceeding has been initiated by any person (including the PBGC) to terminate any such Multiemployer Plan; (iii) Seller has no reason to believe that any such Multiemployer Plan will be terminated or will become insolvent under Section 4245 of ERISA or will incur a mass withdrawal under Section 4219 of ERISA; (iv) none of the Selling Subsidiaries nor the Conveyed Entities expect to withdraw from any such Multiemployer Plan; and (v) no such Multiemployer Plan is in endangered, critical, or critical and declining status, within the meaning of Section 305 of ERISA or Section 432 of the Code.

(g) Except as set forth on Schedule 3.14(g) of the Seller Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) give rise to any material Liability under any Benefit Plan, including for severance pay, unemployment compensation, termination pay or withdrawal Liability; (ii) increase any benefits otherwise payable under any Conveyed Entity Benefit Plan; or (iii) accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any potential Purchaser Employee or their beneficiaries. No amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the transactions contemplated by this Agreement by any employee, officer or director of any of the Selling Subsidiaries or any Conveyed Entity under any Business Benefit Plan or otherwise would not be deductible by reason of Section 280G of the Code or would be subject to a Tax under Section 4999 of the Code. None of the Selling Subsidiaries nor any Conveyed Entity has any indemnity obligation on or after the Closing Date for any Tax imposed on any individual under Section 4999 or 409A of the Code.

(h) Any individual who performs services for any of the Selling Subsidiaries or the Conveyed Entities and who is not treated as an employee for federal income tax purposes by the Selling Subsidiaries or the Conveyed Entities is not an employee under applicable Law and is not an employee for any purpose (including Tax purposes and Benefit Plan purposes)and none of the Selling Subsidiaries nor the Conveyed Entities has any material Liability by reason of an individual who performs or performed services for any of the Selling Subsidiaries or the Conveyed Entities in any capacity being improperly excluded from participating in a Business Benefit Plan.

Section 3.15. Labor and Employment Matters.

(a) (i) Except as would not reasonably be expected to be material to the Business, since September 30, 2014, each person or entity classified by Seller, the Selling Subsidiaries, or the Conveyed Entities as an “independent contractor,” consultant, volunteer, leased employee, or other contingent worker is properly classified under all governing Laws, and

Seller, the Selling Subsidiaries, or the Conveyed Entities have fully and accurately reported all payments to all independent contractors and other contingent workers on IRS Form 1099s or as otherwise required by applicable Laws; (ii) except as would not reasonably be expected to be material to the Business, since September 30, 2014, each employee classified as “exempt” from overtime under the Fair Labor Standards Act (“FLSA”) and any state or local laws governing wages, hours, and overtime pay has been properly classified as such, and Seller, the Selling Subsidiaries, or the Conveyed Entities have not incurred any Liabilities under the FLSA or any state or local wage and hour laws; (iii) except as would not reasonably be expected to be material to the Business, since September 30, 2014, Seller, the Selling Subsidiaries, or the Conveyed Entities have provided advance notice of layoffs or terminations (or payment in lieu of such notice) as required by the WARN Act and has not incurred any Liability or obligation under such Laws; (iv) except as would not reasonably be expected to be material to the Business, Seller, the Selling Subsidiaries, and the Conveyed Entities are in compliance with all applicable Laws relating to labor and employment, including but not limited to all Laws relating to employment practices; the hiring, promotion, assignment, and termination of employees; discrimination; equal employment opportunities; labor relations; wages and hours; immigration; workers’ compensation; employee benefits; background and credit checks; occupational safety and health; family and medical leave; (v) there are no pending or, to the Knowledge of Seller threatened, Actions or grievances against Seller, the Selling Subsidiaries, or the Conveyed Entities brought by or on behalf of any applicant for employment, any current or former employee, representative, agents, consultant, independent contractor, subcontractor, or leased employee, volunteer, or “temp” of Seller, the Selling Subsidiaries, or the Conveyed Entities, or any group or class of the foregoing, or any Governmental Authority, in each case in connection with his or her affiliation with, or the performance of his or her duties to, Seller, the Selling Subsidiaries, or the Conveyed Entities; and (vi) except as would not reasonably be expected to be material to the Business, each of the employees of the members of Seller, the Selling Subsidiaries, or the Conveyed Entities has all work permits, immigration permits, visas, or other authorizations required by Law for such employee given the duties and nature of such employee’s employment.

(b) Except as set forth on Schedule 3.15(b) of the Seller Disclosure Letter, (i) neither the Selling Subsidiaries nor the Conveyed Entities are a party to or subject to any collective bargaining agreements, works council agreements, labor union contracts, trade union agreements, and other agreements (each a “Collective Bargaining Agreement”) with any union, works council, or labor organization (each a “Union” and collectively “Unions”) to which the Selling Subsidiaries or the Conveyed Entities is a party or by which it is bound; (ii) in the past two (2) years, no union or group of employees of the Selling Subsidiaries or the Conveyed Entities has sought to organize any employees for purposes of collective bargaining, made a demand for recognition or certification, sought to bargain collectively with the Selling Subsidiaries or the Conveyed Entities, or filed a petition for recognition with any Governmental Authority; (iii) as of this date, no Collective Bargaining Agreement is being negotiated by the Selling Subsidiaries or the Conveyed Entities; and (iv) in the past two (2) years there have been no actual or threatened strikes, lockouts, slowdowns, work stoppages, boycotts, handbilling, picketing, walkouts, demonstrations, leafleting, sit-ins, sick-outs, or other forms of organized labor disruption with respect to the Selling Subsidiaries or the Conveyed Entities.

Section 3.16. Taxes.

(a) In each case, except as set forth on Schedule 3.16(a) of the Seller Disclosure Letter, all income and other material Tax Returns required to be filed by the Conveyed Entities, or by Selling Subsidiary 1 or Selling Subsidiary 2 with respect to the Purchased Assets, have been timely filed (taking into account any valid extensions) and all such Tax Returns were correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws and regulations. All material Taxes owed by the Conveyed Entities, or by Selling Subsidiary 1 or Selling Subsidiary 2 with respect to the Purchased Assets, (whether or not shown or required to be shown on any Tax Return) have been paid or will be timely paid by the due date thereof. None of the Conveyed Entities, or Selling Subsidiary 1 or Selling Subsidiary 2 with respect to the Purchased Assets, currently is the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where any of the Conveyed Entities does not file Tax Returns that such Conveyed Entity is or may be subject to taxation by that jurisdiction. There are no Liens on any of the assets of the Conveyed Entities or on the Purchased Assets that arose in connection with any failure (or alleged failure) to pay any material Tax.

(b) Each of the Conveyed Entities, and Selling Subsidiary 1 and Selling Subsidiary 2 with respect to the Purchased Assets Business, has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, former employee, independent contractor, creditor, stockholder, Affiliate, customer, supplier, or other third party and filed all Forms W-2 and 1099 with respect thereto.

(c) Except as set forth on Schedule 3.16(c) of the Seller Disclosure Letter, there is no action, suit, proceeding, investigation, audit or claim with regard to any material Taxes or Tax Returns of the Conveyed Entities, or Selling Subsidiary 1 or Selling Subsidiary 2 with respect to the Purchased Assets that is (A) presently pending or (B) claimed or raised by a Taxing Authority in writing.

(d) None of the Conveyed Entities is a party to any Tax allocation or sharing agreement. Conveyed Entity 1 (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was Gerdau USA Inc.) and (B) does not have any Liability for the Taxes of any Person (other than Gerdau USA, Inc. or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise.

(e) At the Closing, Conveyed Entity 1 will be a member of an Affiliated Group of which Gerdau USA Inc. is the common parent.

(f) Conveyed Entity 2 is and has at all times since its formation been treated as a partnership for U.S. federal income Tax purposes.

(g) Conveyed Entity 1 will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any:

(i) change in method of accounting occurring prior to the Closing;

(ii) “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local, or non-U.S. income Tax Law) executed prior to the Closing;

(iii) Intercompany transaction or any excess loss account described under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law);

(iv) installment sale or open transaction made prior to the Closing;

(v) prepaid amount received prior to the Closing; or

(vi) election under Section 108(i) of the Code.

(h) During the two-year period ending on the date hereof, Conveyed Entity 1 has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(i) None of the Conveyed Entities is or has been a party to any “reportable transaction,” as defined Treasury Regulations Section 1.6011-4(b).

(j) Other than as set forth in Section 3.14 and this Section 3.16, neither Seller nor the Selling Subsidiary makes any representation or warranty with respect to Tax matters.

Section 3.17. Title; Sufficiency of Assets.

(a) Except as set forth on Schedule 3.17(a) of the Seller Disclosure Letter, each Selling Subsidiary has good and valid title to all of the tangible assets and property included in the Purchased Assets free and clear of all Liens, other than Permitted Liens and Liens created by or as a result of the acts of Purchasers or any of their Affiliates. Each Selling Subsidiary has a valid leasehold interest in the leased assets included in the Purchased Assets, free and clear of all Liens other than Permitted Liens and Liens created by or as a result of the acts of Purchasers or any of their Affiliates. Each Conveyed Entity has good and valid title to the assets owned by it related to, used, or held for use in the Business. Each Conveyed Entity has a valid leasehold interest in the assets leased by it. Selling Subsidiary 1 has good and valid title to the Conveyed Entity 1 Equity Interests, and each of Selling Subsidiary 1 and Selling Subsidiary 3 has good and valid title to Conveyed Entity 2 Equity Interests owned by it, in each case free and clear of all Liens except for restrictions imposed by securities laws applicable to unregistered securities generally, restrictions on transfer set forth in the organizational documents of the Conveyed Entities and Liens created by or as a result of the acts of Purchasers or any of their Affiliates.

(b) The deeds, endorsements, assignments and other instruments to be executed and delivered by the Selling Subsidiaries to Purchasers at the Closing will effectively transfer to the applicable Purchaser (i) good and valid title of all of the Purchased Assets (other than the Unassigned Contracts) pursuant to and as contemplated by this Agreement free and clear of all Liens (except Permitted Liens, any Liens assumed by the applicable Purchaser pursuant to this Agreement and Liens created by or as a result of the acts of Purchasers or any of their Affiliates) and (ii) good and valid title to the Conveyed Entity Equity Interests free and clear of all Liens except for restrictions imposed by securities laws applicable to unregistered securities generally, restrictions on transfer set forth in the organizational documents of the Conveyed Entities and Liens created by or as a result of the acts of Purchasers or any of their Affiliates.

(c) The Purchased Assets, the rights under the Seller Documents and the Selling Subsidiary Documents and the assets owned or leased by the Conveyed Entities as of immediately prior to the Closing constitute all assets necessary to operate and conduct the Business in all material respects as conducted as of the date hereof and as conducted during the six months preceding the date hereof, except as set forth on Schedule 3.17(c) of the Seller Disclosure Letter. Except as set forth on Schedule 3.17(c) of the Seller Disclosure Letter, the Selling Subsidiaries and the Conveyed Entities are the only entities through which the Business is conducted.

(d) Fifteen thousand dollars ($15,000) per metric ton of Electrodes is Seller’s actual 2018 cost to acquire Electrodes under its current supply Contract set forth on Schedule 3.17(d) of the Seller Disclosure Letter (the “Electrode Supply Contract”).

Section 3.18. Financial Statement; No Undisclosed Liabilities.

(a) The unaudited combined balance sheets as of December 31, 2015, December 31, 2016, and September 30, 2017 and statements of operations for the years ended December 31, 2015 and December 31, 2016, and the nine month period ended September 30, 2017, of the Business are set forth on Schedule 3.18(a) of the Seller Disclosure Letter (collectively, the “Financial Statements”). The Financial Statements fairly present, in all material respects and in accordance with IFRS applied on a consistent basis, the combined financial position of the Business and its combined results of operations as of the dates and for the periods ended as specified in the applicable Financial Statements. The statements of operations included in the Financial Statements do not reflect the operations of any entity or business other than the Business. The Financial Statements were prepared in accordance with the books and records of the Selling Subsidiaries and the Conveyed Entities.

(b) Except as set forth on Schedule 3.18(b) of the Seller Disclosure Letter, the Business does not have any obligations or Liabilities (whether accrued, absolute, contingent or otherwise), except (i) Liabilities reflected in the Financial Statements; (ii) Liabilities incurred in the ordinary course of business since September 30, 2017 or that are included in Closing Working Capital (and none of which result from a breach or default under a Contract, tort or violation of Law); (iii) the Retained Liabilities; (iv) Liabilities to perform under the Assumed Contracts, the Real Property Leases, the Equipment Leases or Contracts to which any Conveyed Entity is a party (but not Liabilities arising from or related to a breach or default of an Assumed Contract, the Real Property Leases, the Equipment Leases or Contracts to which any Conveyed Entity is a party); and (v) to the extent not excludable under clauses (i) through (iv), in amounts that, individually or in the aggregate with all other Liabilities excluded under this clause (v), are not material to the Business.

Section 3.19. Insurance. Each insurance policy primarily related to the Business which covers Selling Subsidiary 1 or Selling Subsidiary 2 with respect to the Purchased Assets or the Conveyed Entities (the “Insurance Policies”) is (a) except for any Insurance Policy that has expired in accordance with its terms, in full force and effect, and none of any Selling Subsidiary or any Conveyed Entity are in material default with respect to any of its obligations under any such Insurance Policy, and (b) valid and enforceable in accordance with their terms. As of the date of this Agreement and at any time since September 30, 2014, (i) no Selling Subsidiary or any Conveyed Entity has received written notice of actual or threatened (in writing) modification or termination of any Insurance Policies, other than increases in connection with the ordinary renewal process of the Selling Subsidiaries and the Conveyed Entities, or been refused coverage, nor has coverage been limited by any insurance carrier responsible for any Insurance Policy, and (ii) there is no material claim pending regarding any Selling Subsidiary or any Conveyed Entity under any Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies. To the Knowledge of Seller, no event relating to the Selling Subsidiaries, Conveyed Entities or Purchased Assets has occurred that would reasonably be expected to result in a retroactive upward adjustment in premiums under any of the Insurance Policies. The Insurance Policies maintained by or for the Selling Subsidiaries and Conveyed Entities are sufficient to comply in all material respects with all applicable Laws, Assumed Contracts and Contracts to which any Conveyed Entity is a party. To the Knowledge of Seller, no insurance carrier providing an Insurance Policy is in receivership, conservatorship, liquidation or similar Actions, and no such Action with respect to any such insurance carrier is imminent. Schedule 3.19 of the Seller Disclosure Letter sets forth a true, correct and complete list and brief description (including all applicable premiums and deductibles) of all Insurance Policies, and Seller has provided to Purchasers true, correct and complete copies of binders evidencing all Insurance Policies.

Section 3.20. Affiliate Transactions. No officer, manager or director of Seller, any Selling Subsidiary or any Conveyed Entity, or any Person owning five percent (5%) or more of the Equity Interests of Seller, any Selling Subsidiary or any Conveyed Entity as of the date hereof, or any Affiliate or family member of any such officer, manager, director or owner, is a party to any Contract with or binding upon any Selling Subsidiary, any Conveyed Entity or the Purchased Assets, has any material interest in any property or assets owned by any Selling Subsidiary or any Conveyed Entity or has engaged in any material transaction with any Selling Subsidiary or any Conveyed Entity that remains in force and effect or was within the last twelve (12) months, other than (a) those set forth on Schedule 3.20(a) of the Seller Disclosure Letter; and (b) any Conveyed Entity Benefit Plan. Each transaction between (a) any Conveyed Entity and any other member of the Seller Group or any Affiliate thereof and (b) any Selling Subsidiary related to the Purchased Assets Business and any other member of the Seller Group or any Affiliate thereof, in each case, reflected in the Financial Statements were conducted on terms and conditions that approximate those terms and conditions had such arrangements been negotiated on an arm’s-length basis and are accurately reflected, in all material respects, in the Financial Statements.

Section 3.21. Brokers. Except for Goldman Sachs do Brasil Banco Múltiplo S.A. and Goldman, Sachs & Co., no broker, finder or investment banker or any other Person is entitled to any brokerage, finder’s or other fee, commission or expenses in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller, the Selling Subsidiaries or the Conveyed Entities.

Section 3.22. Unlawful Payments.

(a) In the past five (5) years, none of Seller, any Selling Subsidiary or any Conveyed Entity has, nor have any of their Subsidiaries or Affiliates, nor, to the Knowledge of Seller, any of their respective officers, employees, directors, agents or representatives, in connection with or for the benefit of the Business, violated the FCPA or any other applicable anti-corruption laws, any applicable anti-money laundering laws or any Sanctions Laws and Regulations.

(b) At no time during the prior five (5) years has Seller, any Selling Subsidiary or any Conveyed Entity, nor have any of their Subsidiaries or Affiliates, nor, to the Knowledge of Seller, any of their respective officers, employees, directors, agents or representatives, (i) conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority or similar agency with respect to any alleged act or omission arising under or relating to any alleged noncompliance with the FCPA or any other applicable anti-corruption laws, any applicable anti-money laundering laws or any Sanctions Laws and Regulations in connection with or for the benefit of the Business or (ii) been the subject of current, pending, or, to the Knowledge of Seller, threatened investigation, inquiry or enforcement proceedings for violations of the FCPA or any other applicable anti-corruption laws, any applicable anti-money laundering laws or any Sanctions Laws and Regulations or received any written notice or citation for any alleged noncompliance with any the FCPA or any other applicable anti-corruption laws, any applicable anti-money laundering laws or any Sanctions Laws and Regulations in connection with or for the benefit of the Business.

(c) None of the Selling Subsidiaries’ or Conveyed Entity’s officers or directors is a Government Official.

(d) None of Seller, any Selling Subsidiary or any Conveyed Entity, nor any of their officers and directors, nor, to the Knowledge of Seller, their agents, is currently a Sanctions Target or is located, organized, or resident in a country or territory that is a Sanctions Target.

Section 3.23. Receivables; Inventory.

(a) Schedule 3.23(a)(i) of the Seller Disclosure Letter sets forth an accurate list of all notes and accounts receivable of the Business (including the Accounts Receivable) (the “Receivables”) as of September 30, 2017. All Receivables reflected on the Financial Statements and arising since September 30, 2017 represent bona fide, third-party (i.e., non-Affiliate) and valid obligations arising from Purchased Assets Inventory and Inventory of the Conveyed Entities sold or services actually performed in the ordinary course of the Business or pursuant to a Contract. Except as set forth on Schedule 3.23(a)(ii) of the Seller Disclosure Letter, as of the

date of this Agreement, the Receivables have not been assigned nor are they subject to any Lien (other than a Permitted Lien). The reserve for bad debts shown on the unaudited combined balance sheets as of September 30, 2017 of the Business or, with respect to Receivables arising after September 30, 2017, on the books and records of the Business, has been determined in accordance with IFRS and consistent with the accounting methodologies, principles and procedures set forth on Schedule A hereto.

(b) Except as set forth on Schedule 3.23(b)(i) of the Seller Disclosure Letter, all Purchased Assets Inventory and Inventory of the Conveyed Entities, whether located at the Real Property or elsewhere, are merchantable and saleable in the ordinary course of the Business. All Purchased Assets Inventory and Inventory of the Conveyed Entities consist of bona fide assets. All Purchased Assets Inventory and Inventory of the Conveyed Entities, whether located at the Real Property or elsewhere, are (i) properly reflected on the books and records of the Business, and (ii) not subject of any material counterclaim, or a material claim for a charge-back, deduction, credit, set-off or other offset. As of the date of this Agreement and as of the Closing, all Purchased Assets Inventory and Inventory of the Conveyed Entities that was for sale pursuant to any Contract do not materially deviate from the specifications called for in such Contract or the requirements of the counterparty to such Contract in accordance with past practice. All Purchased Assets Inventory and Inventory of the Conveyed Entities are free of manufacturing defect and of good, usable and merchantable quality in all material respects.

Section 3.24. Warranties. Except for those warranties that are (i) expressly set forth in any Assumed Contract or any Contract to which any Conveyed Entity is a party or is otherwise bound or (ii) required by applicable Law, none of any Selling Subsidiary or any Conveyed Entity has since September 30, 2013, made any express or implied warranties covering products sold or services rendered by the Business that have not expired. Each service performed or otherwise delivered or provided, as the case may be, by the Business has been in material conformity with all applicable contractual commitments and all express and implied warranties. There are no Actions pending or, to the Knowledge of Seller, threatened in writing, or any basis for any Actions, involving a service provided or a product sold by the Business relating to an alleged defect or an alleged breach of any warranty provided by the Business, other than returns and replacements of goods (whether or not defective) made in the ordinary course of the Business consistent with past practice.

Section 3.25. Customers and Suppliers.

(a) Set forth on Schedule 3.25(a)(i) of the Seller Disclosure Letter are the Business’ twenty (20) largest customers by each Mill, by dollar volume, for each of the two (2) most recent fiscal years, and set forth opposite the name of each such customer is the dollar amount of sales attributable to such customer for such periods. None of Seller, any Selling Subsidiary or any Conveyed Entity is engaged in any dispute with any customer identified on Schedule 3.25(a)(i) of the Seller Disclosure Letter (collectively, the “Specified Customers”) or any material dispute with any other current customer. No Specified Customer has notified any of Seller, any Selling Subsidiary or any Conveyed Entity in writing that it intends to terminate or reduce its business relations with Seller, any Selling Subsidiary or any Conveyed Entity or otherwise with respect to the Business. None of Seller’s, any Selling Subsidiary’s or any Conveyed Entity’s business relations with any of their respective customers or any of their

Contracts with Governmental Authorities was awarded, in whole or in part, because of, or is premised on the small business status, woman-owned business status, woman-operated business status, minority-owned business status, disadvantaged business status, protégé status or other preferential status, in each case, of Seller, any Selling Subsidiary or any Conveyed Entity. The loss of any such status of Seller, any Selling Subsidiary or any Conveyed Entity would not result in a material reduction in Seller’s, any Selling Subsidiary’s or any Conveyed Entity’s business relations with any such customer (it being agreed that any reduction in business relations with any Specified Customer would be deemed a material reduction).

(b) Set forth on Schedule 3.25(b) of the Seller Disclosure Letter are the Business’ twenty (20) largest suppliers by each mill, by dollar volume, for each of the two (2) most recent fiscal years. None of Seller, any Selling Subsidiary or any Conveyed Entity is engaged in any material dispute with any current supplier, no such supplier has notified the Seller, any Selling Subsidiary or any Conveyed Entity in writing that it intends to terminate or materially reduce its business relations with Seller, any Selling Subsidiary or any Conveyed Entity or otherwise with respect to the Business.

Section 3.26. Exclusivity of Representations. The representations and warranties made by Seller and the Selling Subsidiaries in this Article III, the Seller Documents and the Selling Subsidiary Documents are the exclusive representations and warranties made by Seller and the Selling Subsidiaries under this Agreement, the Seller Documents, and the Selling Subsidiary Documents with respect to the Conveyed Entities, the Selling Subsidiaries, the Business, the Purchased Assets and the Assumed Liabilities and the transactions contemplated hereby and thereby. In entering into this Agreement, the Seller Documents, and the Selling Subsidiary Documents and consummating the transactions contemplated hereby and thereby, Purchasers and Guarantor are relying upon, among other things, the absence of fraud and, in the event of fraud, nothing in this Section 3.26 will limit the rights and remedies of Purchasers or Guarantor nor define or limit what Purchasers or Guarantor relied upon in entering into this Agreement, the Seller Documents, and the Selling Subsidiary Documents and consummating the transactions contemplated hereby and thereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASERS AND GUARANTOR

Except as set forth in the letter (the “Purchaser Disclosure Letter”) delivered by Purchasers to Seller and the Selling Subsidiaries concurrently with the execution of this Agreement (it being understood that any matter disclosed on any Schedule of the Purchaser Disclosure Letter will be deemed to be disclosed on any other Schedule of the Purchaser Disclosure Letter for which applicability of such information and disclosure is reasonably apparent on its face), Purchasers and, solely with respect to itself, Guarantor, hereby represent and warrant to Seller and the Selling Subsidiaries as follows:

Section 4.1. Organization and Qualification. Equity Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Texas. GP/Asset Purchaser is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Guarantor is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Purchasers and Guarantor is qualified and licensed to do business as a foreign entity in each other jurisdiction where the operation of its business would require it to be so qualified, except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Each of Purchasers and Guarantor has full corporate power and authority to enable it to own, lease and operate its properties and to conduct its business in all material respects as currently conducted. The organizational documents of each Purchaser and Guarantor are in full force and effect, and no Purchaser nor Guarantor is in material violation of any provision thereof.

Section 4.2. Corporate Authority; Binding Effect.

(a) Each Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and each other document, agreement or instrument to be executed and delivered by the applicable Purchaser pursuant to this Agreement (the “Purchaser Documents”), to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. Guarantor has all requisite corporate power and authority to execute and deliver this Agreement and each other document, agreement or instrument to be executed and delivered by Guarantor pursuant to this Agreement (the “Guarantor Documents”), to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution and delivery by Purchasers of this Agreement and the Purchaser Documents and the performance by Purchasers of their obligations hereunder and thereunder have been duly authorized by all requisite corporate action on the part of Purchasers. The execution and delivery by Guarantor of this Agreement and the Guarantor Documents and the performance by Guarantor of its obligations hereunder and thereunder have been duly authorized by all requisite corporate action on the part of Guarantor. No other corporate or other proceedings on the part of any Purchaser is necessary to authorize this Agreement or any Purchaser Document or to consummate the transactions contemplated hereby and thereby. No other corporate or other proceedings on the part of Guarantor is necessary to authorize this Agreement or any Guarantor Document or to consummate the transactions contemplated hereby and thereby.

(b) This Agreement, when executed and delivered by Purchasers and Guarantor, assuming due execution and delivery hereof by Seller and the Selling Subsidiaries, constitutes the valid and binding obligations of Purchasers and Guarantor, enforceable against Purchasers and Guarantor in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions. Each Purchaser Document, when executed and delivered by the applicable Purchaser, assuming due execution and delivery thereof by the other counterparties thereto, constitutes, or if such Purchaser Document is delivered at the Closing, will constitute at the Closing, the valid and binding obligations of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions. Each Guarantor Document, when executed and delivered by Guarantor, assuming due execution and delivery thereof by the other counterparties thereto, constitutes, or if such Guarantor Document is delivered at the Closing, will constitute at the Closing, the valid and binding obligations of Guarantor, enforceable against Guarantor in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions.

Section 4.3. Governmental Authorization. The execution, delivery and performance of this Agreement and the Purchaser Documents by Purchasers, the execution, delivery and performance of this Agreement and the Guarantor Documents by Guarantor and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or declaration or filing with, any Governmental Authority other than as set forth on Schedule 4.3 of the Purchaser Disclosure Letter and any such other action or filing as to which the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.4. Non-Contravention. The execution, delivery and performance of this Agreement and the Purchaser Documents by Purchasers, the execution, delivery and performance of this Agreement and the Guarantor Documents by Guarantor and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate any provision of the certificate of incorporation, bylaws or other comparable organizational document of any Purchaser or Guarantor; (b) conflict with, result in a breach of, constitute a default under or result in the right of termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of any Purchaser or Guarantor under, or to a loss of any benefit of any Purchaser or Guarantor to which Purchaser or Guarantor is entitled under, any Contract to which any Purchaser or Guarantor is a party or by which any of its assets are bound, lease of real estate or license of Intellectual Property to which any Purchaser or Guarantor and any of its Affiliates is a party or is subject; or (c) assuming all actions by or in respect of, or filing with, any Governmental Authority set forth on Schedule 4.3 of the Purchaser Disclosure Letter have been made or obtained, violate or result in a breach of or constitute a default under any Law or other restriction of any Governmental Authority to which any Purchaser or Guarantor is subject, except, with respect to clauses (b) and (c), for any violations, breaches, conflicts, defaults, terminations, cancellations, impositions or accelerations as would not reasonably be expected to be material to the ability of Purchasers or Guarantor to consummate the transactions contemplated hereby.

Section 4.5. Available Funds. Purchasers’ obligations hereunder are not subject to any conditions regarding Purchasers’ or any other Person’s ability to obtain financing for the transactions contemplated herein. Purchasers will have available at the Closing cash or other sources (including from Guarantor) of immediately available funds that are sufficient to enable Purchasers to perform all of its obligations, including funding the Purchase Price and other payments to be made pursuant to Article II at the Closing and any other amounts payable by Purchasers or the Conveyed Entities, in connection with this Agreement, the Purchaser Documents and the transactions contemplated hereby and thereby as and when contemplated by this Agreement or the Purchaser Documents.

Section 4.6. Solvency. No transfer of property is being made by Purchasers or Guarantor and no obligation is being incurred by Purchasers or Guarantor in connection with the transactions contemplated by this Agreement or the Purchaser Documents with the intent to hinder, delay or defraud either present or future creditors of Seller, the Selling Subsidiaries or the Conveyed Entities.

Section 4.7. Securities Act. Purchasers are acquiring the Conveyed Entity Equity Interests for their own account and solely for the purpose of investment, with no intention to sell, transfer or distribute any Conveyed Entity Equity Interests to any other Person (other than granting Liens in connection with the Financing). Purchasers acknowledge that the Conveyed Entity Equity Interests are not registered under the Securities Act, any applicable state securities Laws or any applicable foreign securities Laws, and that such Conveyed Entity Equity Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act or applicable foreign securities Laws or pursuant to an applicable exemption therefrom and pursuant to applicable state securities Laws. Each Purchaser is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Section 4.8. No Litigation. There is no Action or Order outstanding, pending or, to the Knowledge of Purchaser, threatened against any Purchaser or any of its Subsidiaries or Affiliates by or before any Governmental Authority or arbitrator that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, the ability of Purchasers or Guarantor to enter into this Agreement or any Purchaser Documents or consummate the transactions contemplated hereby or thereby. None of any Purchaser or any of its Subsidiaries or Affiliates is subject to any Order, writ, injunction, judgment or decree of any court or any Governmental Authority that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, the ability of Purchasers to enter into this Agreement or any Purchaser Documents or Guarantor Documents or consummate the transactions contemplated hereby or thereby. To the Knowledge of Purchaser, no event has occurred or circumstances exist that could give rise to or serve as a basis for the commencement of any such Action against, related to or affecting any Purchaser or Guarantor. There are no Actions or Orders outstanding, pending, or threatened in writing against any Purchaser or Guarantor that may make this Agreement or any Purchaser Document or Guarantor Document or any of the transactions contemplated hereby or thereby illegal, invalid or unenforceable.

Section 4.9. Brokers. Except for Merrill Lynch, Pierce, Fenner & Smith Incorporated, no broker, finder or investment banker or any other Person is entitled to any brokerage, finder’s or other fee, commission or expenses in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchasers. Purchasers are solely responsible for such fees and expenses of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Section 4.10. R&W Insurance Policy. As of the date hereof, Purchasers have bound, executed and delivered the R&W Insurance Policy. Purchasers have delivered a copy of the R&W Insurance Policy to Seller in connection with the execution of this Agreement. There have been no Adverse Amendments to the R&W Insurance Policy.

Section 4.11. Exclusivity of Representations. The representations and warranties made by Purchasers and Guarantor in this Article IV, the Purchaser Documents and the Guarantor Documents are the exclusive representations and warranties made by Purchaser and Guarantor under this Agreement, the Purchaser Documents, and the Guarantor Documents with respect to the transactions contemplated hereby and thereby. In entering into this Agreement, the Seller Documents, and the Selling Subsidiary Documents and consummating the transactions contemplated hereby and thereby, Seller and the Selling Subsidiaries are relying upon, among other things, the absence of fraud and, in the event of fraud, nothing in this Section 4.11 will limit the rights and remedies of Seller and the Selling Subsidiaries nor define or limit what Seller or the Selling Subsidiaries relied upon in entering into this Agreement, the Seller Documents, and the Selling Subsidiary Documents and consummating the transactions contemplated hereby and thereby.

ARTICLE V

COVENANTS

Section 5.1. Information and Documents.

(a) From and after the date hereof and prior to the earlier of the Closing and the termination of this Agreement pursuant to Article IX, subject to applicable Law and any applicable Order, upon reasonable advance notice to Seller, Seller and the Selling Subsidiaries shall permit Purchasers and their Representatives to have supervised, reasonable access, during normal business hours and under reasonable circumstances, to the Seller Employees and to the assets and books and records of Seller, the Selling Subsidiaries and the Conveyed Entities relating to the Business (other than the Excluded Assets and the books and records related thereto) and shall make available to Purchasers such financial and operating data and other available information with respect to the Business, as Purchasers shall from time to time reasonably request (to the extent such data or information is available under normal operating procedures). Seller and the Selling Subsidiaries shall use their commercially reasonable efforts to cause their Representatives to reasonably cooperate with Purchasers and their Representatives in connection with such access and examination, and Purchasers and their Representatives shall reasonably cooperate with Seller, the Selling Subsidiaries and their Representatives, and Purchasers and their Representatives shall use their commercially reasonable efforts to minimize any disruption to the operation of the businesses of Seller, the Selling Subsidiaries or any of their Affiliates, including the Business. Notwithstanding anything herein to the contrary, (i) no such access or examination shall be permitted to the extent Seller, any Selling Subsidiary or any of their respective Affiliates determine that such access or examination could jeopardize the attorney-client privilege or other similar privilege or contravene any Law or Contract (provided, however, that in the event such access or examination could reasonably be expected to violate any Law or Contract or jeopardize any attorney-client or other similar privilege, the Parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence); and (ii) Seller, any Selling Subsidiary or any of their Affiliates may elect to use reasonable and customary procedures to limit disclosure of any information to certain Persons designated, at the request of Seller, any Selling Subsidiary or any of their Affiliates, as a “clean team” by Purchasers (which Persons must be reasonably acceptable to Seller and its Affiliates). Notwithstanding anything herein to the contrary, from and after the date hereof to the earlier of (x) the termination of this Agreement and (y) the Closing Date, (i) without the prior written consent of Seller, Purchasers shall not, and shall cause their Representatives and Affiliates not to, contact any suppliers, customers, independent contractors, landlords, lessors, banks or any other Person with whom Seller, any Selling Subsidiary or any of their respective Affiliates known by Purchasers to have a business relationship with respect to the Business, other than (w) initiating and holding discussions with customers of Purchasers and their Affiliates with respect to this Agreement and the transactions contemplated hereby (even if such customer is also a customer, supplier, independent contractor, landlord, lessor, bank or other Person with whom Seller, any Selling Subsidiary or any of their respective Affiliates has a business relationship with respect to the Business); provided, however, that Purchasers shall use commercially reasonable efforts to consult with Seller, and consider in good faith Seller’s comments, prior to making any such contacts, (x) in the ordinary course of business of Purchasers or any of its Affiliates with respect to matters not involving this Agreement or the transactions contemplated hereby or with respect to responding to inquiries regarding this Agreement or the transactions contemplated hereby, (y) in connection with seeking consents related to this Agreement and the transactions contemplated hereby or (z) after receipt of the Required Regulatory Approval, for integration planning or transition planning purposes, and (ii) Purchasers shall not have any right to perform invasive investigations of the properties or facilities of Seller, any Selling Subsidiary or any of their Affiliates without the prior written consent of Seller (which consent may be withheld for any or no reason). None of Seller or any Selling Subsidiary makes any representation or warranty as to the accuracy of any information provided (if any) pursuant to this Section 5.1(a), and Purchasers may not rely on the accuracy of any such information other than as expressly set forth in Seller’s and the Selling Subsidiaries’ representations and warranties contained in Article III.

(b) It is expressly understood and agreed that, without the prior written consent of Seller (which consent may be withheld for any or no reason), nothing in this Agreement shall be construed to grant Purchasers the right to perform any Phase II or other invasive environmental testing on any of the properties of the Selling Subsidiaries or the Conveyed Entities prior to the Closing.

(c) At or before the Closing (or as soon as practicable thereafter, but in any event within five (5) Business Days following the Closing), Seller and the Selling Subsidiaries shall deliver, or cause to be delivered, to Purchasers one or more USB drives containing (in a readable and otherwise reasonably acceptable format) complete and accurate copies of the contents of that certain electronic data room hosted by Intralinks (the “Data Room”), containing (i) all contents of the Data Room as of 12:01 a.m. on the date hereof and as of the Closing and (ii) sufficient information for identifying the dates that such contents were added to the Data Room.

(d) To the extent requested by Purchasers, Seller and the Selling Subsidiaries shall, at Purchaser’s sole cost and expense, cooperate with Purchasers in connection with obtaining executed estoppel certificates from (i) the landlords or lessors under the Real Property Leases or (ii) the tenants or lessees under any lease or sublease agreements (or similar agreements) pursuant to which any Selling Subsidiary or Conveyed Entity grants to any third party the right to use any Real Property.

(e) Seller shall cooperate with Purchasers in connection with Purchasers obtaining a Title Policy and Survey for each parcel of Owned Real Property relating to the Mills; provided, however, no new Survey will be required for the Mill located in Rancho Cucamonga, California, as Seller has provided an existing Survey, dated February 27, 2013, to the Title Company and, at Closing, will deliver a customary “no change” affidavit to the Title Company in form necessary to delete the standard survey exception from the applicable Title Policy. Seller, on the one hand, and Purchasers, on the other hand, equally bear the costs with respect to (i) the commercially reasonably premiums charged to issue the Title Policies and (ii) the commercially reasonable fees charged to obtain the Surveys for each of the Mills required under this Section 5.1(e).

(f) Seller shall (i) cause to be removed and discharged of record prior to Closing all Liens encumbering each parcel of Owned Real Property that are not Permitted Liens, (ii) cause to be removed and discharged of record prior to Closing all Title Defects set forth on Schedule 1.1(h)(i), including (without limitation) by taking such actions as are prescribed or contemplated by Schedule 1.1(h)(i) of the Seller Disclosure Letter with respect to the applicable Title Defect(s), and (iii) shall make commercially reasonable efforts to cause to be removed and discharged of record prior to Closing all Title Defects set forth on Schedule 1.1(h)(ii), including (without limitation) by taking such actions as are prescribed or contemplated by Schedule 1.1(h)(ii) of the Seller Disclosure Letter with respect to the applicable Title Defect(s).

(g) At or prior to the Closing, Selling Subsidiary 1 shall use commercially reasonable efforts to terminate that certain Contract specified on Schedule 5.1(g) of the Seller Disclosure Letter; provided, however, that Selling Subsidiary 1 shall not be required to incur any Liability in connection therewith.

Section 5.2. Conduct of Business.

(a) From and after the date hereof to the earlier of (x) the termination of this Agreement and (y) the Closing Date, except (1) as otherwise required by this Agreement; (2) as Purchasers shall otherwise consent in writing (for purposes of this Section 5.2(a), such consent may be given by e-mail and shall be effective upon receipt by Seller), which consent shall not be unreasonably withheld, delayed or conditioned (except with respect to Sections 5.2(a)(i), (ii), (iii), (iv), (v), (vii), (ix), (x), (xii)(B), (xviii) and (xix) (with respect to clause (xix), to the extent applicable to any of the other foregoing clauses) in which case such consent shall be within Purchasers’ sole discretion); (3) as expressly required by Law or Order; and (4) as set forth on Schedule 5.2(a) of the Seller Disclosure Letter, Seller and the Selling Subsidiaries covenant and agree that they shall, and shall cause each Conveyed Entity to, in each case, with respect to the Business:

(i) conduct the Business in all material respects in the ordinary course of business and in material compliance with applicable Law, including Environmental Law, and use commercially reasonable efforts to preserve substantially intact the Business, to keep available the services of its present officers and employees and to preserve substantially intact the material relationships with customers, vendors, suppliers and other material business partners of the Selling Subsidiaries with respect to the Purchased Asset Business or Conveyed Entities;

(ii) not sell, lease, license, abandon or otherwise dispose of any assets of the Conveyed Entities or the Purchased Assets in which the aggregate consideration paid or payable or the aggregate asset value is in excess of $500,000 individually or $1,000,000 in the aggregate, except in the ordinary course of the Business consistent with past practice;

(iii) not increase or enhance the compensation, salary, wage, fees or benefits of the Business Employees other than in the ordinary course of the Business or as expressly required by any Material Contract or Business Benefit Plan as in effect on the date hereof;

(iv) not change, amend or restate the certificates of incorporation, bylaws or other comparable organizational documents of any Conveyed Entity;

(v) not authorize for issuance, issue, sell or deliver or agree or commit to issue, sell or deliver (A) any capital stock or partnership interests of, or other equity or voting interest in, any Conveyed Entity or (B) any securities convertible into, exchangeable for or evidencing the right to subscribe for or acquire either (1) any capital stock or partnership interests of, or other equity or voting interest in, any Conveyed Entity or (2) any securities convertible into, exchangeable for or evidencing the right to subscribe for or acquire, any shares of the capital stock or partnership interests of, or other equity or voting interest in, any Conveyed Entity;

(vi) not write-off as uncollectible or write-down any Receivable, except write-offs or write-downs in the ordinary course of the Business consistent with IFRS, consistently applied, and any write-off of such notes and accounts receivable that are fully reserved for in a manner consistent with the accounting methodologies, principles and procedures set forth on Schedule A;

(vii) not split, combine, redeem, reclassify, purchase or otherwise acquire any of its Equity Interests;

(viii) not (A) incur any Indebtedness, other than short-term Indebtedness or by borrowings under existing credit facilities, each of the foregoing in the ordinary course of the Business consistent with past practice, so long as such Indebtedness is paid in full at or prior to the Closing, or (B) make any loans, advances or capital contribution to or investment in any other Person in each case, other than routine advances to employees and consultants for business expenses in the ordinary course of the Business consistent with past practice;

(ix) not (A) make or change any material Tax election, (B) change an annual accounting period with respect to material Taxes, (C) adopt or change any Tax accounting method with respect to material Taxes, (D) file any material amended Tax Return, (E) surrender any right to claim a refund of material Taxes, (F) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment or (G) settle or compromise any material Tax Liability related to the Business;

(x) except as required by applicable Law or IFRS, not make any change in the Business’ methods, principles and practices of accounting;

(xi) not subject any Real Property (or portion thereof or interest therein), Conveyed Entity Equity Interest or other Purchased Asset to any new Lien;

(xii) (A) not declare or pay any non-cash dividends or other non-cash distributions with respect to any Equity Interests of a Selling Subsidiary or (B) declare or pay any dividends or distributions with respect to the Conveyed Entity Equity Interests (other than cash dividends or distributions declared and paid prior to the Closing);

(xiii) except in the ordinary course of the Business with respect to any Material Contracts set forth in clauses (i), (iv), (v), (xv), (xvii) and (xviii) of Section 3.11(a), not terminate, enter into, amend, modify in any material respect, renew or cancel, or grant any waiver or give any consent under, any Material Contract (other than automatic renewals in accordance with the terms of such Material Contract) or enter into any Contract that would constitute a Material Contract had it been in full force and effect as of the date hereof;

(xiv) not hire, dismiss or transfer any employee or engage or terminate the Contract of any consultant or independent contractor of any Selling Subsidiary that provides services primarily to the Business or any Conveyed Entity who received in the past year or are expected to receive in the current year an annual salary in an amount in excess of $125,000;

(xv) not make any capital expenditures or commitments therefor that would obligate the Selling Subsidiaries or the Conveyed Entities to pay in excess of $1,500,000 in any single transaction or during a single year or $3,500,000 in a series of transactions;

(xvi) cancel or fail to keep in force any material Insurance Policy;

(xvii) not institute as a plaintiff any Action;

(xviii) not effect or permit a plant closing, mass layoff or similar event under the WARN Act, except as necessary to comply with Section 5.5(d) and Section 5.5(f); and

(xix) not enter into any Contract or other binding commitment, whether or not in writing, to do any of the foregoing.

(b) Notwithstanding anything contained in this Agreement to the contrary, Seller, the Selling Subsidiaries and the Conveyed Entities shall be permitted to (i) maintain through the Closing Date the cash management system of the Business and the cash management procedures as currently conducted by Seller, the Selling Subsidiaries and the Conveyed Entities and (ii) withdraw all Cash and Cash Equivalents from the Conveyed Entities and the Selling Subsidiaries immediately prior to the Closing (it being understood that nothing in this Agreement shall require Seller to ensure or otherwise convey to Purchasers any Closing Cash). Notwithstanding anything contained in this Agreement to the contrary, the Selling Subsidiaries and the Conveyed Entities shall be permitted to borrow funds in the ordinary course consistent with past practice from Seller or its Affiliates as is necessary to operate the Business and repay such borrowings in the ordinary course; provided, however, that any such borrowings outstanding as of Closing by the Conveyed Entities shall be included in Closing Indebtedness. Nothing contained in this Agreement shall give Purchasers, directly or indirectly, rights to control or direct the operations of the Business, the Purchased Assets or the Conveyed Entities prior to the Closing Date.

(c) Seller, the Selling Subsidiaries and the Conveyed Entities shall cause the minimum available supply of Electrodes at each Mill as of the Closing to be in an amount, quality and size that is consistent with a twenty-one (21) day supply at such Mill based on historical consumption levels at such Mill.

Section 5.3. Efforts to Close. Except as otherwise set forth in Section 5.4, subject to the terms and conditions set forth herein and to applicable Law, each Party agrees to use its reasonable best efforts to take, or cause to be taken, all actions necessary, and assist and cooperate with the other Party in doing, all things necessary, proper or advisable to (a) consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including the satisfaction of the respective conditions set forth in Article VI, and (b) cause the fulfillment at the earliest practicable date of all of the conditions to each Party’s respective obligations to consummate the transactions contemplated by this Agreement.

Section 5.4. Antitrust Laws.

(a) The Parties shall use their commercially reasonable efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Antitrust Authorities, in connection with the Required Regulatory Approval, and make, or cause to be made, all filings required by Law to be made to consummate the transactions contemplated hereby that may be or become necessary for its execution and delivery of this Agreement and the performance of each Party’s obligations pursuant to this Agreement as promptly as reasonably practicable, and in any event prior to the End Date. Purchasers and where applicable, Seller shall, as promptly as practicable but in no event later than the tenth (10th) Business Day following the date hereof, make an appropriate filing of a Notification and Report Form pursuant to the HSR Act in connection with this Agreement and the transactions contemplated hereby, and such initial filings from Purchasers and Seller shall request early termination of any applicable waiting period under the HSR Act.

(b) Subject to applicable Law, each Party shall: (i) furnish to the other Party as promptly as reasonably practicable all information required for any application or other filing to be made by the other Party pursuant to any applicable Antitrust Law in connection with the transactions contemplated by this Agreement; (ii) at the earliest reasonably practicable date respond to and comply with (or properly reduce the scope of) any formal or informal request for additional information or documentary material received by it or any of its Affiliates from any Antitrust Authority; and (iii) consult and cooperate with the other Party, and permit the other Party (and its counsel) to review in advance and consider in good faith the views of the other Party, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, proposals or other communications made or submitted by or on behalf of any Party in connection with proceedings under or relating to any Antitrust Laws. Each of the Parties will promptly notify the other Party of any written or other material or substantive communication made to or received by such Party from any Antitrust Authority regarding any of the transactions contemplated hereby. Neither Party will participate in any substantive meeting, telephone call, or discussion with any such Antitrust Authority in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other Party in advance and, to the extent permitted by such Antitrust Authority, gives the other Party the opportunity to attend and participate thereat, and each Party will furnish the other Party with copies of all correspondence, filings and attachments thereto (including Item 4(c) and Item 4(d) documents in connection with the HSR Act filing) and written communications between them and their Affiliates and their respective Representatives on one hand and any such Antitrust Authority or its respective staff on the other hand, with respect to this Agreement and the transactions contemplated hereby; provided, however, that the Parties may, as each deems advisable and necessary, reasonably designate competitively sensitive material provided under this Section 5.4 as “outside counsel only material” and may redact materials to remove references concerning the valuation of the Conveyed Entities or privileged communications.

(c) In furtherance and not in limitation of the foregoing, the Parties shall use commercially reasonable efforts to take any and all actions necessary to resolve, avoid, or eliminate any impediments or objections that may be asserted by any Antitrust Authority with respect to the transactions contemplated by this Agreement under any Antitrust Law, or avoid the entry of, effect the dissolution of and have vacated, lifted, reversed or overturned, including litigating to vacate, lift, reverse, or overturn, any decree, order or judgment that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by this Agreement so as to enable the Parties hereto to close the transactions contemplated by this Agreement expeditiously (but in no event after the End Date); provided, nothing within this Agreement shall require Purchasers to divest, hold separate, take or agree to take any action or agree to any limitations on its freedom of action in order to resolve, avoid, or eliminate any impediments or objections that may be asserted by any Antitrust Authority.

(d) The Parties acknowledge that subject to this Section 5.4 and Purchasers’ obligation to consult in advance with and consider in good faith all comments and advice of Seller and the Selling Subsidiaries, Purchasers shall control and direct, and Seller, the Selling Subsidiaries and the Conveyed Entities will cooperate, subject to applicable Law, with such direction and control, regarding the filings, strategies, process, negotiation of settlements (if any), and related proceedings contemplated by this Section 5.4, including for the avoidance of doubt the marketing or sale of any of the assets of the Business (provided that Seller, the Selling Subsidiaries and their Affiliates shall be under no obligation to divest, hold separate, take or agree to take any action or agree to any limitations on the freedom of action of any aspect of the Business, the Conveyed Entities or the Purchased Assets unless the effectiveness of such action is conditioned upon the consummation of the Closing).

(e) From the date of this Agreement through the date (i) of termination of the required waiting periods under all applicable Antitrust Laws; (ii) all approvals under applicable Antitrust Laws are obtained; and (iii) the consents required pursuant to Section 5.4(a) are obtained, neither Purchasers, Seller, any Selling Subsidiary nor any of their Affiliates shall take any action, including acquiring or agreeing to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquiring or agreeing to acquire any assets, that could reasonably be expected to hinder or delay, as applicable, the obtaining of clearance or the expiration of the required waiting periods under all applicable Antitrust Laws, the obtaining of the approvals required under such applicable Antitrust Laws or the obtaining of the consents required pursuant to Section 5.4(a).

Section 5.5. Employees and Employee Benefits.

(a) As of the Closing, Equity Purchaser or its Affiliates, as appropriate, will assume the Conveyed Entities Collective Bargaining Agreements and adhere to the obligations thereunder pursuant to the terms therein. Following the Closing, Equity Purchaser or its Affiliates will employ the employees who are subject to the Conveyed Entities Collective Bargaining Agreements and employed by the Conveyed Entities as of the Closing, on the terms therein with credit as applicable for years of service with the applicable Conveyed Entity.

(b) With respect to all non-Union employees of the Conveyed Entities immediately prior to the Closing, Equity Purchaser or its Affiliates will accept the automatic transfer of those employees on the same terms and conditions immediately following the Closing, including those on leaves of absence and/or disability leave. Notwithstanding the foregoing, nothing herein will, after the Closing Date, impose on any Purchaser any obligation to retain any Conveyed Entity Purchaser Employee for any amount of time or on any terms and conditions of employment. The employment of each such Conveyed Entity Purchaser Employee with Equity Purchaser (including any Purchaser Employee who may be on leave of absence) will commence immediately after the Closing Date.

(c) Purchasers and Seller shall, prior to the Closing, use commercially reasonable efforts to limit the territorial jurisdiction of the Utah CBA solely to the State of Utah, solely by corresponding, conversing and negotiating with the Regional District Counsel & Reinforcing Local Union 846 and 847 and/or the International Association of Bridge Structural, Ornamental and Reinforcing Iron Workers, provided that Purchasers and Seller shall each be responsible for their own respective expenses relating to this effort, and further provided, however, that in no event will Seller be obligated to incur any expenses (other than ancillary expenses, such as travel) in connection with its actions taken pursuant to this Section 5.5(c) or to increase rates of pay, pay a consent fee, or agree to similar costs as part of the foregoing negotiation efforts.

(d) With respect to all non-Union Seller Employees who are, immediately prior to the Closing, employed by the Purchased Assets Business, the Selling Subsidiaries shall terminate all such Seller Employees immediately prior to the Closing. Prior to the Closing, Purchasers shall set terms and conditions of employment, including wages, benefits, job duties and responsibilities and work assignment for purposes of operating the Purchased Assets after the Closing. Purchasers shall determine which non-Union Seller Employees who are, immediately prior to the Closing, employed by the Purchased Assets Business and set forth on Schedule 5.5(d) of the Seller Disclosure Letter, if any, to offer employment to. Purchasers will comply in all material respects with all applicable Laws with respect to making any such offers of employment, and Seller will not assume any Liability for discrimination claims, failure to hire claims or related claims brought against Purchasers by Business Employees who were not made offers of employment by Purchasers under this Section 5.5(d) (such claims, “Purchaser Discrimination Claims”). Purchasers shall provide Seller with a list of the non-Union employees of the Purchased Assets Business it will make offers of employment to at least seventy-five (75) days prior to the Closing Date. Only those employees, who are offered and accept such offers of employment with Purchasers based on the terms and conditions set by Purchasers and then actually commence employment with Purchasers will become Purchased Assets Business Purchaser Employees after the Closing. Purchaser will consult with Seller regarding the timing and method of communication prior to the extension of employment offers to the Seller Employees employed by the Purchased Assets Business. Notwithstanding the foregoing, nothing herein will, after the Closing Date, impose on Purchasers any obligation to retain any Purchased Assets Business Purchaser Employees in its employment for any amount of time or on any terms and conditions of employment. The employment of each Purchased Assets Business Purchaser Employees with Purchaser will commence immediately after the Closing.

(e) Except as otherwise required by Law, specified in this Agreement, or otherwise agreed in writing by Purchasers, Purchasers shall not be obligated to provide any severance, separation pay, or other payments or benefits, including any key employee retention payments, to any Seller Employee on account of any termination of such Seller Employee’s employment on or before the Closing Date, and such benefits (if any) shall remain obligations of Seller.

(f) WARN. With respect to Seller Employees, including those that become Purchaser Employees, Seller and the Selling Subsidiaries shall be solely responsible for compliance with and Liabilities relating in any way to all applicable Laws with respect to the WARN Act, for any act or omission of Seller or the Selling Subsidiaries prior to or on the Closing Date and Seller shall indemnify, defend and hold Purchasers harmless from and against any and all such resulting Liabilities, if any. With respect to Purchaser Employees, Purchasers shall be solely responsible for compliance with and Liabilities relating in any way to the WARN Act for any act or omission of Purchasers after the Closing and Purchasers shall indemnify, defend and hold Seller and the Selling Subsidiaries harmless from and against any and all such resulting Liabilities. With respect to Seller Employees, but excluding any individuals that become Purchaser Employees, Seller shall be solely responsible for compliance with and Liabilities relating in any way to the WARN Act for any act or omission of Seller after the Closing and Seller shall indemnify, defend and hold Purchasers harmless from and against any and all such resulting Liabilities. Further, Seller and the Selling Subsidiaries agree to comply with the WARN Act, including sending any required notices thereunder, with respect to Seller’s obligations set forth in Section 5.5(d) relating to the termination of all non-Union Seller Employees employed by the Purchased Assets Business prior to the Closing. Seller shall provide such WARN Act notices to Purchasers in advance and notify Purchasers of the date on which such notices are sent.

(g) Collective Bargaining Agreements. Except with respect to the Conveyed Entities Collective Bargaining Agreements as set forth in Section 5.5(a), Purchasers do not accept or assume any collective bargaining agreements to which Seller is a party to or subject to, and expressly declines to be bound by or accept the terms of any other collective bargaining agreements, and Purchasers shall not be obligated to, and do not, accept or adopt any wage rates, employee benefits, employee policies, or other terms and conditions of employment.

(h) Provision of Health Benefits. Each Purchaser Employee who is a participant in any Business Benefit Plan that is not a Conveyed Entity Benefit Plan nor a Purchaser Assumed Benefit Plan shall cease to be an active participant in such Business Benefit Plan effective as of the Closing Date. Effective commencing on the Closing Date, Purchasers shall provide or cause to be provided group health plan coverage to Purchaser Employees and their respective spouses and dependents under either a Conveyed Entity Benefit Plan or an employee benefit plan maintained by Purchasers or their Affiliates, including all Purchaser Assumed Benefit Plans (a “Purchaser Plan”), to the extent required to not incur a penalty or Tax under the applicable provisions of ERISA or the Code as amended by the Patient Protection and Affordable Care Act, as amended. Without limiting the generality of Section 2.4(c), Purchasers shall be responsible under the Conveyed Entity Benefit Plan or Purchaser Plan, as applicable, for all amounts payable by reason of claims incurred by Purchaser Employees and their eligible spouses, dependents and beneficiaries after the Closing Date. With respect to such health plan and any other welfare benefit plans in which Purchaser Employees are eligible to participate, Purchasers shall use commercially reasonable efforts to (i) ensure that no waiting periods, exclusions or limitations with respect to any pre-existing conditions, evidence of insurability or good health or actively-at-work exclusions are applicable to the Purchaser Employees or their spouses, dependents or beneficiaries, and (ii) provide or cause to be provided that any costs or expenses incurred by the Purchaser Employees (and their respective spouses, dependents and beneficiaries) up to (and including) the Closing Date shall be specifically applied for purposes of satisfying applicable deductible, co-payment, coinsurance, maximum out-of-pocket provisions and like adjustments or limitations on coverage under any such health or welfare benefit plans. Without limiting the generality of Section 2.4(c), Purchasers shall be responsible under the Conveyed Entity Benefit Plan or Purchaser Plan, as applicable, for all amounts payable by reason of claims incurred by Purchaser Employees and their eligible spouses, dependents and beneficiaries after the Closing Date.

(i) Credited Service. With respect to each Benefit Plan that is contributed to, sponsored, maintained or entered into by Purchasers or any of its Affiliates, including the Conveyed Entity Benefit Plans, Purchasers shall recognize or shall cause its Affiliates to recognize, for all Purchaser Employees from and after the Closing Date, credit for all service with Seller, the Selling Subsidiaries, the Conveyed Entities and their Affiliates prior to the Closing Date for purposes of eligibility to participate, vesting credit, eligibility to commence benefits, benefit accrual (excluding benefit accruals under any defined benefit plan), and severance, to the same extent recognized under a corresponding Business Benefit Plan immediately prior to the Closing Date, except as would result in duplication of benefits.

(j) Pension. Each Purchaser Employee who is a participant in any Business Benefit Plan that is a defined benefit plan (other than the Tamco Pension Plan for Hourly Employees or any Multiemployer Plan) shall cease to be an active participant in such Business Benefit Plan effective as of the Closing. Purchasers shall assume all obligations and Liabilities with respect to the Tamco Pension Plan for Hourly Employees, the Defined Contribution Annuity Plan for Ironworkers Local 846/847 (Utah and Colorado), the Northwest Iron Workers Pension Fund, the California Iron Workers Field Pension Trust, the Shop Ironworkers Pension Plan of Northern California, Shop Ironworker Pension Plan of Southern California and the Construction Laborers Pension Fund (the listed Multiemployer Plans, the “Purchaser Multiemployer Plans”), including the underfunded Liabilities and withdrawal Liabilities with respect to each such defined benefit pension plans, including the Multiemployer Plans, but excluding the obligations to make contributions on or prior to the Closing Date. The assets held in the trust account for the Tamco Pension Plan for Hourly Employees under the Gerdau Ameristeel US Qualified Plan Master Trust will either (i) be spun off into a separate trust established by Conveyed Entity 1 prior to the Closing or (ii) be transferred to Purchasers as soon as reasonably practicable following the Closing. For the avoidance of doubt, Seller and Purchaser intend that no complete or partial withdrawal of Seller and its Affiliates under Section 4203 or 4205 of ERISA from any Multiemployer Plan shall occur as a result of the consummation of the transactions contemplated by this Agreement because the transactions do not constitute a sale of assets with respect to the Conveyed Entities. Notwithstanding the foregoing, to the extent compliance with Section 4204 is determined necessary by Seller in order to avoid complete or partial withdrawal under any Multiemployer Plan, Seller agrees to provide Purchaser at least ten (10) Business Days’ notice prior to the Closing and Purchaser and Seller intend to comply with Section 4204, including, for the avoidance of doubt, Seller shall in such case be secondarily liable for any withdrawal liability in accordance with Section 4204(a)(1)(C) of ERISA so as to not trigger any complete or partial withdrawal of Seller and its Affiliates. Purchasers shall not assume the Tamco Pension Plan for Salaried Employees or any Business Benefit Plans contributed to, sponsored, maintained or entered into by Seller or the Selling Subsidiaries in respect of the Purchased Assets Business (other than the Purchaser Assumed Benefit Plans). On or prior to the Closing, Seller shall affirmatively assume sponsorship of the Tamco Pension Plan for Salaried Employees and shall provide evidence thereof reasonably satisfactory to Purchasers.

(k) Savings Plans. Each Purchaser Employee who is a participant in any Business Benefit Plan that is a defined contribution plan (other than a Purchaser Assumed Benefit Plan or a Conveyed Entity Benefit Plan) (the “Seller Savings Plan”) shall cease to be an active participant in such Business Benefit Plan effective as of the Closing Date. Purchasers shall use commercially reasonable efforts to have, or to cause one of its Affiliates to have, in effect a defined contribution plan that is qualified under Section 401(a) of the Code and that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code in which Purchaser Employees who meet the eligibility criteria thereof shall be eligible to participate (the “Purchaser Savings Plan”). Purchasers agree to use commercially reasonable efforts to cause the Purchaser Savings Plan to accept rollovers by Purchaser Employees from the Seller Savings Plans, including promissory notes evidencing all outstanding loans.

(l) Bonus and Incentive Plans. Seller shall be solely responsible, and Purchasers shall have no obligations whatsoever for, any short-term or annual incentive or bonus amounts, commissions and similar amounts earned and accrued by, or otherwise payable to, any current or former Seller Employee of the Purchased Assets Business, including any Purchased Assets Business Purchaser Employees, at any time during Seller’s fiscal year 2017 (which, for the avoidance of doubt, shall include bonuses attributable to or based on performance during Seller’s fiscal year 2017, regardless of whether such bonus is paid in Seller’s fiscal year 2018, the “2017 Bonuses”), and Seller shall pay all such 2017 Bonuses on or prior to the Closing. GP/Asset Purchaser shall assume all obligations of Seller and its Affiliates to pay any short-term or annual incentive or bonus amounts, commissions and similar amounts earned and accrued by, or otherwise payable to, any current or former Seller Employee of the Purchased Assets Business, including any Purchased Assets Business Purchaser Employees at any time after the end of Seller’s fiscal year 2017 until December 31, 2018 (which, for the avoidance of doubt, shall exclude all 2017 Bonuses but shall include bonuses attributable to or based on performance during Seller’s fiscal year 2018, regardless of whether such bonus is paid in Seller’s fiscal year 2019, the “2018 Bonuses”), and GP/Asset Purchaser shall pay, and Equity Purchaser shall cause the Conveyed Entities to pay, the 2018 Bonuses when due. Based on the timing of Closing, Seller and its Affiliates or Purchaser and its Affiliates, as applicable, shall grant 2018 Bonuses in the ordinary course of business and consistent with past practice. Promptly after payment of the 2018 Bonuses, Purchaser shall deliver to Seller a written statement of the 2018 Bonuses paid by or on behalf of GP/Asset Purchaser and the Conveyed Entities. Promptly after receipt of such statement of 2018 Bonuses, Seller shall pay to Purchasers an amount equal to (x) (i) the number of days in calendar year 2018 prior to Closing divided by (ii) 365 days multiplied by (y) the aggregate amount of all 2018 Bonuses.

(m) Wage Reporting. Purchasers, Seller and the Selling Subsidiaries shall utilize, or cause their respective Affiliates to utilize, the standard procedure for predecessors and successors set forth in Section 4 of Revenue Procedure 2004-53 with respect to United States wage reporting for the full calendar year in which the Closing occurs, pursuant to which Purchasers, Seller and the Selling Subsidiaries shall each perform all wage reporting duties for the wages that each pays to the Purchased Assets Business Purchaser Employees. Seller shall prepare and furnish Forms W-2 for the Purchased Assets Business Purchaser Employees wages paid by Seller or its Affiliates, and Purchasers shall prepare and furnish Forms W-2 for the Purchased Assets Business Purchaser Employees for wages paid by Purchasers or their Affiliates. Seller shall retain all Purchased Assets Business Purchaser Employees’ Forms W-4 and W-5. Purchasers shall obtain new Forms W-4 and W-5 from the Purchased Assets Business Purchaser Employees.

(n) Assumption of Seller Assumed Plans. Effective on and after the Closing Date, Seller shall assign and Purchasers shall, or shall cause its Affiliates to, adopt the Purchaser Assumed Benefit Plans and assume all Liabilities and responsibilities of Seller or the Selling Subsidiaries thereunder, except for any unpaid contributions owed to Multiemployer Plans for Purchaser Employees’ work performed before the Closing Date or any other contribution owed for a Purchaser Assumed Benefit Plan that was due and unpaid before the Closing; provided, for the avoidance of doubt, Purchasers shall assume all underfunded Liabilities and withdrawal liabilities. Effective before the Closing Date, Seller shall cause its Affiliates to assign, and Seller shall adopt, or cause its Affiliates to adopt, the Seller Assumed Plans. Purchasers and Seller shall reasonably cooperate to make any and all filings and submissions to the appropriate Governmental Authorities required to be made by Seller and Purchasers, and to take all other appropriate actions, to effect the assignment and assumption of the Purchaser Assumed Benefit Plans and Seller Assumed Plans in accordance with this Section 5.5(n).

(o) Non-US Employees. For any Seller Employees who are principally based outside of the United States, and perform services primarily for the Purchased Assets Business, the provisions of this Section 5.5 shall apply to such employees mutatis mutandis to the maximum extent permitted by applicable Law.

(p) General. This Section 5.5 shall survive the Closing and shall be binding on all successors and assigns of Seller, the Selling Subsidiaries, Purchasers and their respective Affiliates. Nothing in this Section 5.5, whether express or implied, shall confer any rights or remedies upon any employee or upon any other Person other than the Parties hereto and their respective successors and assigns, or shall constitute or be treated as an adoption, amendment, or other modification of or to any Benefit Plan or any other plan, agreement, arrangement, program or policy covering the Purchaser Employees or employees of Seller or its Affiliates, including without limitation any Conveyed Entity Benefit Plan, Purchaser Assumed Benefit Plan or Seller Assumed Plan.

Section 5.6. Bulk Transfer Laws. Each of the Parties (on behalf of itself and, with respect to Seller and the Selling Subsidiaries, on behalf of the Conveyed Entities), hereby waives compliance with the requirements and provisions of any applicable bulk sale or bulk transfer Laws or similar Laws, provided that any Liability arising from failure to comply with such laws shall be borne by Seller. If the Purchasers are required by any Governmental Authority or Taxing Authority to withhold all or a portion of the purchase price based on non-compliance with any applicable bulk sale or bulk transfer Laws or similar Laws pursuant to this Section 5.6, the Purchasers shall withhold, and not pay to Seller, the applicable withheld amounts, and shall hold such amounts until the applicable Governmental Authority or Taxing Authority authorizes the Purchasers to release and pay over such amounts.

Section 5.7. Post-Closing Information.

(a) For a period of seven (7) years following the Closing (the “Preservation Period”), as soon as reasonably practicable after written request is delivered to Purchasers and subject to applicable Law, Purchasers shall, and shall cause the Conveyed Entities and the Affiliates of Purchasers to, use commercially reasonable efforts to afford to Seller and its Representatives reasonable access (including, but not limited to, making copies of documents at Seller’s expense) during normal business hours to the Business Records included in the Purchased Assets and then-current Purchaser Employees with respect to the Business, in each case to the extent necessary (i) to use in any judicial, regulatory, administrative or other proceeding that is then current or pending or to satisfy Tax, audit, accounting, claims, regulatory, litigation or other similar requirements; (ii) for the protection of any legal right of Seller, any Selling Subsidiary or their Affiliates, including for the purposes of or relating to a current or pending investigation, fact development or other similar review or investigation; (iii) to enable Seller, the Selling Subsidiaries and their Representatives to satisfy Seller’s, the Selling Subsidiaries’ and its Affiliates’ reporting, disclosure, filing or other requirements imposed on Seller or its Affiliates under applicable securities or any other Laws or by any Governmental Authority having jurisdiction over Seller or its Affiliates (including in accordance with the requirements of Regulation S-X promulgated by the Securities and Exchange Commission); (iv) to enable Seller, the Selling Subsidiaries and their Representatives to satisfy Seller’s, the Selling Subsidiaries’ and their Affiliates’ Tax planning and preparation obligations; or (v) to comply with Seller’s, the Selling Subsidiaries’ and their Affiliates’ obligations under this Agreement and/or any Seller Document or Selling Subsidiary Document. During the Preservation Period, Purchasers shall, and shall cause the Conveyed Entities and the Affiliates of Purchasers to, use commercially reasonable efforts to hold and maintain information as provided for in this Section 5.7(a) pertaining to Taxes, Tax proceedings or other Tax obligations of or relating to the Business, the Conveyed Entities or Affiliates.

(b) In cases where Seller, the Selling Subsidiaries or their Representatives exercise their rights pursuant to Section 5.7(a), including in the case of a legal or other proceeding involving a Governmental Authority or a third party relating to the Conveyed Entities, the Business, this Agreement or any of the Closing Agreements or the transactions contemplated hereby or thereby, Purchasers shall, and shall cause the Conveyed Entities and the Affiliates of Purchasers to, use its commercially reasonable efforts to make available to Seller, the Selling Subsidiaries and their Representatives, upon written request, the then-current Purchaser Employees and other personnel and agents of Purchasers, the Conveyed Entities and the Affiliates of Purchasers, in each case, primarily related to the Business, as witnesses and any Business Records included in the Purchased Assets within its control, to the extent that any such Person (giving consideration to business demands of such Purchaser Employee or other personnel and agents) or such Business Records may reasonably be required in connection with any legal, administrative or other proceeding in which Seller, the Selling Subsidiaries or their Affiliates may from time to time be involved during the Preservation Period. Seller, the Selling Subsidiaries or their Representatives shall bear all out-of-pocket costs and expenses in connection with the foregoing.

(c) Any information owned by a Party that is provided to a requesting Party pursuant to this Section 5.7 shall be deemed to remain the property of the providing Party. Nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such information. No Party shall have any Liability to any other Party in respect of this Section 5.7 in the event that any information exchanged or provided pursuant to this Section 5.7 is found to be inaccurate. No Party shall have any Liability to any other Party if any information is destroyed or lost after commercially reasonable efforts by such Party to comply with the provisions of this Section 5.7. Nothing in this Section 5.7 shall require any Party to violate any agreement with any third parties regarding the confidentiality of confidential and proprietary information. Notwithstanding anything to the contrary in this Section 5.7, (i) no such access or examination shall be permitted to the extent that Purchasers, the Conveyed Entities or any of Purchasers’ Affiliates determine that such access or examination could jeopardize the attorney-client privilege or other similar privilege or contravene any Law or Contract (provided, however, that in the event such access or examination could reasonably be expected to violate any Law or Contract or jeopardize any attorney-client or other similar privilege, the Parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence); and (ii) Purchasers, the Conveyed Entities or any of Purchasers’ Affiliates may elect use reasonable and customary procedures to limit disclosure of any information to certain Persons designated, at the request of Purchasers, the Conveyed Entities or any of Purchasers’ Affiliates, as a “clean team” by Seller (which Persons must be reasonably acceptable to Purchasers and their Affiliates).

Section 5.8. Indemnification of Officers and Directors.

(a) From and after the Closing, Purchasers shall cause the Conveyed Entities to, indemnify, defend and hold harmless, to the fullest extent permitted under applicable Law, all individuals who at or prior to the Closing were present or former managers, members, directors, officers, employees or agents of any Conveyed Entity (each, together with such Persons’ heirs, executors or administrators, a “Conveyed Entity Covered Person”) with respect to all acts or omissions by them in their capacities as such (including any action taken at the request of Seller, any Selling Subsidiary or any Conveyed Entity at any time at or prior to the Closing). All rights to indemnification, advancement of expenses and exculpation from Liabilities for acts or omissions occurring on or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, as provided in the certificate of incorporation, bylaws or other comparable organizational documents of any Conveyed Entity shall continue in full force and effect in accordance with their terms. For a period of six (6) years after the Closing, such rights shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Conveyed Entity Covered Person, unless such amendment, repealing or modification is required by Law or approved in writing by such Conveyed Entity Covered Person.

(b) In the event that any Conveyed Entity or any of its successors or assigns (i) consolidates, restructures, recapitalizes, merges with or into any other Person or otherwise reorganizes and is not the continuing or surviving corporation or entity of such consolidation, restructuring, recapitalization, merger or other restructuring or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made by Purchasers and the Conveyed Entities so that such successors and assigns shall assume all of the obligations thereof set forth in this Section 5.8.

(c) The provisions of this Section 5.8, (i) are in addition to, and not in limitation of, any other rights such Conveyed Entity Covered Person may have under the certificate of incorporation, bylaws or other comparable organizational documents of the Conveyed Entities, any other indemnification arrangement, applicable Laws or otherwise; (ii) shall survive the consummation of the transactions contemplated hereby; and (iii) are expressly intended to be for the benefit of, and shall be enforceable by, each Conveyed Entity Covered Person and his or her Representatives.

Section 5.9. Replacement of Parent Guarantees.

(a) Prior to the Closing Date, Purchasers shall use their respective commercially reasonable efforts to, effective as of the Closing Date, (i) cause to be terminated each of the guarantees set forth on Schedule 5.9(a)(i) of the Seller Disclosure Letter (the “Parent Guarantees”), which relate solely to the Business, including by replacing such Parent Guarantees with guarantees from Guarantor; and (ii) replace letters of credit set forth on Schedule 5.9(a)(ii) of the Seller Disclosure Letter (the “Parent LofCs”), which relate solely to the Business, with an instrument reasonably acceptable to the beneficiary of such Parent LofC. In the event that a Parent Guarantee or Parent LofC has not been released or replaced as of Closing, then after the Closing Purchasers shall not, and shall not permit the Conveyed Entities or their respective Affiliates, to enter into any amendment or waiver with respect to, or exercise any renewal option or other similar provision under, any Contract, agreement, lease or other arrangement that is the subject of a Parent Guarantee or Parent LofC that has the effect of increasing the exposure under the applicable Parent Guarantee or Parent LofC. Neither Seller nor any of its Affiliates shall have any obligation to extend the term, or otherwise agree to any amendment or waiver, of any Parent Guarantee or Parent LofC that remains outstanding after the Closing.

(b) To the extent Purchasers are unable to terminate or replace a Parent Guarantee or Parent LofC or obtain the beneficiary’s consent to the substitution thereof prior to the Closing as contemplated by Section 5.9(a), Purchasers shall (i) use their commercially reasonable efforts to cause the beneficiary of any such Parent Guarantee or Parent LofC to accept, effective as of the Closing, an additional guarantee from Guarantor and (ii) have a continuing obligation after the Closing to use their commercially reasonable efforts to have any such Parent Guarantee terminated or replaced in a manner consistent with Section 5.9(a) and to have any such Parent LofC replaced or terminated. To the extent that Seller or any of its Affiliates has performance obligations under any such Parent Guarantee, Purchasers and their respective Affiliates shall perform such obligations on behalf of such party or otherwise take such action as reasonably requested by Seller so as to put such party in the same position as if Purchasers (or their respective Affiliates), and not such party, had performed or were performing such obligations.

(c) Guarantor shall, effective as of the Closing, use its commercially reasonable efforts to cause an indemnity release and transfer with respect to each surety of each surety and other bond set forth on Schedule 5.9(c)(i) of the Seller Disclosure Letter (the “Seller Surety Bonds”, and together with the Parent Guarantees and the Parent LofCs, the “Seller Credit Support Instruments”). To the extent that Seller or any of its Affiliates is not released from such Seller Surety Bond as a result of such process, Purchasers shall (i) use their commercially reasonable efforts to provide a guarantee, effective as of the Closing, with respect to each Seller Surety Bond from which Seller or its Affiliates has not been released as of Closing related to the guarantees set forth on Schedule 5.9(c)(ii) of the Seller Disclosure Letter and (ii) have a continuing obligation after the Closing to use their respective commercially reasonable efforts to have Seller or any of its Affiliates that are party to such Seller Surety Bonds removed as a party to and guarantor under such Seller Surety Bonds. Seller, Selling Subsidiary 1 and Selling Subsidiary 3 shall, and shall cause their respective Affiliates to, use their commercially reasonable efforts to cause to be maintained all Seller Surety Bonds in effect from and after the Closing to the extent Seller, Selling Subsidiary 1, Selling Subsidiary 3 or their respective Affiliates remain a party or otherwise are not removed as a party pursuant to the preceding sentence and shall not terminate or enter into any amendment or waiver with respect to any Seller Surety Bond without Purchasers’ prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned. Purchasers shall not, and shall not permit the Conveyed Entities or their respective Affiliates, to enter into any amendment or waiver with respect to, or exercise any renewal option or other similar provision under, any Seller Surety Bond that has the effect of extending the term of such Seller Surety Bond beyond its current term or otherwise increasing the exposure under the applicable Seller Surety Bond. None of Seller, Selling Subsidiary 1, Selling Subsidiary 3 nor any of their respective Affiliates shall have any obligation to extend the term, or otherwise agree to any amendment or waiver, of any Seller Surety Bond that remains outstanding after the Closing.

(d) From and after the Closing, Purchasers shall indemnify Seller, Selling Subsidiary 1, Selling Subsidiary 3, their respective Affiliates and their respective directors, officers, managers, general partners and employees (the “Seller Credit Support Indemnitees”) from and against any and all (i) Losses arising from, or relating to, the Parent Guarantees, the Parent LofCs and the Seller Surety Bonds that remain outstanding after the Closing, whether or not any such Seller Credit Support Instrument is drawn upon or required to be performed, and shall, as promptly as practicable and in no event later than five (5) Business Days after written demand therefor from any Seller Credit Support Indemnitee, to the extent that any Seller Credit

Support Instrument is called upon and any such Seller Credit Support Indemnitees makes any payment or incurs any Liability in respect of events arising following the Closing under any such Seller Credit Support Instrument and (ii) reasonable and documented out-of-pocket costs and expenses incurred by any Seller Credit Support Indemnitee in respect of maintaining any Parent Guarantee, Seller Surety Bond and any Parent LofC, solely for the period from and after the Closing.

(e) At least two (2) Business Days prior to the Closing Date, Seller shall deliver to Purchasers a supplement to Schedule 5.9(a)(i), Schedule 5.9(a)(ii), Schedule 5.9(c)(i) and Schedule 5.9(c)(ii) of the Seller Disclosure Letter to reflect items arising in the ordinary course of the Business subsequent to the date of this Agreement, which are entered into without violating Section 5.2 of this Agreement.

(f) To the extent requested by any other Party, the Parties shall reasonably cooperate with one another in connection with this Section 5.9. Seller and the Selling Subsidiaries shall execute a customary broker of record letter in favor of Marsh USA Inc. or one of its Affiliates to facilitate the indemnity release and transfer process with respect to the Seller Surety Bonds.

Section 5.10. Seller Insurance. At the Closing, Seller and the Selling Subsidiaries shall have Purchasers and their Affiliates named as additional insureds under Seller’s, the Selling Subsidiaries’ or their Affiliates’ occurrence-based third-party liability insurance policies with respect to events related to the Business that occurred or existed prior to the Closing. With respect to events related to the Business that occurred or existed prior to the Closing and that are covered by Seller’s, the Selling Subsidiaries’ or their Affiliates’ occurrence-based third-party liability insurance policies, Purchasers may make claims, or, at Purchasers’ election, Seller and the Selling Subsidiaries shall, and shall cause their Affiliates to, make claims, under such policies to the extent such coverage and limits are available under such policies; provided, however, that Purchasers shall (a) reimburse Seller, the Selling Subsidiaries and their Affiliates for any out-of-pocket costs or expenses incurred in connection with making such claims and any increased costs incurred by Seller, the Selling Subsidiaries or any of their respective Affiliates associated with claims made under such policies or programs and (b) exclusively bear (and Seller, the Selling Subsidiaries and their Affiliates shall have no obligation to repay or reimburse Purchasers for) the amount of any deductibles associated with claims made and actually paid under such policies and programs. Purchasers, on the one hand, and Seller and the Selling Subsidiaries, on the other hand, shall cooperate in connection with making such claim, and each Party shall provide the other with all reasonably requested information necessary for Seller to make such claim.

Section 5.11. Termination of Intercompany Arrangements.

(a) Excluding each Closing Agreement (which shall remain in effect following the Closing in accordance with their terms), Seller and the Selling Subsidiaries shall cause all Contracts solely between the Conveyed Entities, on the one hand, and Seller, any Selling Subsidiary or any of their Affiliates (other than the Conveyed Entities), on the other hand, to be terminated at or prior to the Closing and shall cause all amounts payable thereunder to be paid as required prior to the close of business on the Business Day immediately preceding the Closing Date.

(b) To the extent there are receivables or payables between the Conveyed Entities, on the one hand, and Seller, any Selling Subsidiary or any of their Affiliates (other than the Conveyed Entities), on the other hand (other than pursuant to, or in accordance with, the Closing Agreements and other than the Assumed Intercompany Receivables and Assumed Intercompany Payables, the “Intercompany Payables and Receivables”), Seller and the Selling Subsidiaries shall cause all such Intercompany Payables and Receivables to be paid and satisfied by the party that is the obligor as of the close of business on the Business Day immediately preceding the Closing Date.

Section 5.12. Use of Seller Names. Purchasers agree that, as of the Closing Date, Seller shall be the sole owner of the Seller Names, and Purchasers shall have no right to use same except as provided in this Section 5.12. No later than thirty (30) days after the Closing Date, Purchasers shall make all filings with all Governmental Authorities to adopt new corporate, trade, d/b/a or other names that do not contain the Seller Names, shall prosecute such name changes diligently until completion and shall provide Seller with prompt written proof of same. Purchasers and their Affiliates shall not use (and shall not permit others to use) the Seller Names after the Closing Date, except (i) in a neutral, non-trademark manner to describe the history of the Business and (ii) in internal Tax, legal, business, employment or similar records. In the event Seller Names are on physical or tangible materials used in connection with the Business as of the Closing Date, Seller grants to Purchaser a non-exclusive, limited, non-transferable, non-sublicensable license to use the Seller Names solely on such physical or tangible materials for one-hundred-eighty (180) days thereafter, in a manner consistent with past practice and customary phase-out use.

Section 5.13. Debt Obligations.

Substantially simultaneously with the Closing on the Closing Date, Seller shall cause to be delivered to the trustee (the “Existing Notes Trustee”) in respect of all of the outstanding series of the notes (the “Existing Notes”) of Seller or its Affiliates set forth on Schedule 5.13 of the Seller Disclosure Letter notices of prepayment and redemption (collectively, the “Existing Notes Redemption Notices”) with respect to the Existing Notes and, prior to the redemption date, will deposit with the Existing Notes Trustee cash in the necessary amount to redeem all Existing Notes then outstanding in full and to pay in full any other costs, expenses, fees and obligations in respect of or in connection with the Existing Notes on the redemption date set forth in the Existing Notes Redemption Notices and to discharge in full the Existing Notes and any and all documents relating to the Existing Notes. Seller shall cause the Existing Notes Redemption Notices and all terms of the Discharge, prepayment and redemption to comply in all material respects with the terms governing the Existing Notes and any and all documents relating to the Existing Notes.

Section 5.14. ISRA.

(a) Prior to the Closing, Seller and Selling Subsidiary 2 shall timely file a General Information Notice, select a Licensed Site Remediation Professional (“LSRP”) subject to Purchasers’ approval (not to be unreasonably withheld, conditioned or delayed) and use commercially reasonable efforts to conduct a Preliminary Assessment and, if necessary, a Site Investigation and/or Remedial Investigation and Remedial Actions that are approved by such LSRP (subject to Purchasers’ review and approval, which shall not be unreasonably withheld, conditioned or delayed) for any facility at any Real Property that constitutes an Industrial Establishment subject to ISRA in order for a Response Action Outcome to be issued for such Industrial Establishment (the “ISRA Work”). If the ISRA Work is not completed prior to the Closing, then Purchasers will execute a Remediation Certification to be filed with NJDEP and shall complete the ISRA Work using the most cost-effective remedies available and the most cost-effective means of implementing such remedies (including, to the extent available under applicable Environmental Law, the acceptance and implementation of any activity and use limitations) that are not inconsistent with the continued use of the property as currently used, and Purchasers shall use either the same LSRP that Seller retains, or an LSRP selected by Purchasers subject to Seller’s approval (not to be unreasonably withheld, conditioned or delayed); provided that Seller shall be responsible for all costs Purchasers reasonably incur for such remaining ISRA Work. Purchasers agree to be responsible for establishing any required Remediation Funding Source in accordance with N.J.A.C. 7:26C-5 for the ISRA Work, provided that Seller shall be solely responsible for funding such Remediation Funding Source using a mechanism reasonably satisfactory to Purchasers (it being understood that Seller in no event may use a self-guarantee to do so) in an amount equal to the detailed remediation cost estimate for the ISRA Work as reasonably determined by Purchasers’ LSRP in a manner consistent with all applicable NJDEP guidance under ISRA, and Purchasers shall be reimbursed for any costs to which they are entitled under this Section 5.14(a) from such Remediation Funding Source. Annually after the Closing as required under ISRA, and until the issuance of a Response Action Outcome for the ISRA Work, Purchasers’ LSRP shall develop an updated detailed remediation cost estimate in the same manner as the initial estimate and shall provide it to Seller, and Seller shall be responsible for updating the funding then present in the Remediation Funding Source to equal such updated remediation cost estimate. Upon the issuance of a Response Action Outcome for the ISRA Work for which a Remediation Funding Source was established, Seller shall be entitled to any value remaining that Seller has funded in such Remediation Funding Source, and Purchasers shall cooperate with Seller in order for Seller to promptly recover any such value after such issuance.

(b) Regarding the Pending ISRA Proceeding, Purchasers will execute a Remediation Certification to be filed with NJDEP and shall obtain the issuance of a Response Action Outcome using the most cost-effective remedies available and the most cost-effective means of implementing such remedies (including, to the extent available under applicable Environmental Law, the acceptance and implementation of any activity and use limitations) that are not inconsistent with the continued use of the property as currently used, and Purchasers shall use either the same LSRP as currently designated or an LSRP selected by Purchasers, subject to Seller’s approval (not to be unreasonably withheld, conditioned or delayed); provided that Seller shall be responsible for all costs Purchasers reasonably incur in so obtaining such Response Action Outcome. Purchasers agree to be responsible for establishing the Remediation Funding Source in accordance with N.J.A.C. 7:26C-5 for the Pending ISRA Proceeding (the “Pending Remediation Funding Source”), provided that Seller shall be solely responsible for funding such Pending Remediation Funding Source using a mechanism reasonably satisfactory to Purchasers (it being understood that Seller in no event may use a self-guarantee to do so) in an amount equal to the existing Pending Remediation Funding Source in effect as of the Closing. No less than thirty (30) days prior to the Closing, Purchasers’ LSRP shall provide an amount that it has reasonably determined to be the total cost Purchasers are likely to incur pursuant to the requirements of this Section 5.14(b) to obtain the Response Action Outcome for the Pending ISRA Proceeding (“Remediation Amount”). Prior to the Closing, Seller shall arrange for the amount available in the Pending Remediation Funding Source to equal the greater of (i) the Remediation Amount or (ii) $2.5 million. Annually after the Closing as required under ISRA, and until the issuance of a Response Action Outcome for the Pending ISRA Proceeding, Purchasers’ LSRP shall develop an updated Remediation Amount, and Seller shall be responsible for updating the funding then present in the Pending Remediation Funding Source to equal such updated Remediation Amount. Purchasers shall be reimbursed for any costs to which they are entitled under this 5.14(b) from the Pending Remediation Funding Source until such Pending Remediation Funding Source is depleted. Seller shall be entitled to recover any value remaining in the Pending Remediation Funding Source upon the issuance of a Response Action Outcome for the Pending ISRA Proceeding, and Purchasers shall cooperate with Seller in order for Seller to promptly recover any such value after such issuance.

(c) (i) Prior to the Closing, Seller shall: (A) afford Purchasers the opportunity to review and provide Seller with comments on any reports to or other substantive written communications with the NJDEP regarding the ISRA Work or the Pending ISRA Proceeding reasonably in advance of the submission of any such report or communication, and shall reasonably and in good faith consider any comments on such reports or communications as Purchasers may reasonably provide; and (B) provide Purchasers with reasonable advance notice of any meetings, conference calls, or other substantive engagements with the NJDEP regarding the ISRA Work or the Pending ISRA Proceeding and shall afford Purchasers the opportunity to be present for and participate in any such meeting, conference call or other substantive engagement. (ii) After the Closing, Purchasers shall: (A) afford Seller the opportunity to review and provide Purchasers with comments on any reports to or other substantive written communications with the NJDEP regarding the ISRA Work or the Pending ISRA Proceeding reasonably in advance of the submission of any such report or communication, and shall reasonably and in good faith consider any comments on such reports or communications as Seller may reasonably provide; and (B) also provide Seller with reasonable advance notice of any meetings, conference calls, or other substantive engagements with the NJDEP regarding the ISRA Work or the Pending ISRA Proceeding and shall afford Seller the opportunity to be present for and participate in any such meeting, conference call or other substantive engagement.

(d) It is understood that, in the event any ISRA Work for the property that is the subject of the Pending ISRA Proceeding remains to be performed after the Closing, a single Remediation Certification may be submitted, and a single Remediation Funding Source may be established, for both matters; notwithstanding such a submission or such an establishment, the Purchasers’ and Seller’s responsibilities with respect to such ISRA Work and the Pending ISRA Proceeding shall remain as provided in this Section 5.14.

(e) As used in this Agreement, each of the terms General Information Notice, Industrial Establishment, Licensed Site Remediation Professional, Preliminary Assessment, Site Investigation, Remedial Investigation, Remedial Actions, Response Action Outcome, Remediation Certification and Remediation Funding Source shall have the meaning assigned to it under ISRA.

Section 5.15. Non-Solicitation; Non-Competition.

(a) For a period of fifteen (15) months from and after the Closing Date, without the prior written consent of Purchasers, Seller and the Selling Subsidiaries shall not, and shall cause their respective Affiliates not to, directly or indirectly, on their own behalf or on behalf of any other Person hire, employ, make an offer to hire or otherwise solicit, induce or encourage any Purchaser Employee to leave his or her employment with Purchasers, the Conveyed Entities or any of their respective Affiliates; provided, however, nothing in this Section 5.15(a) shall prohibit Seller, the Selling Subsidiaries or any of their Affiliates from hiring any Purchaser Employee (A) whose employment with Purchasers, the Conveyed Entities or any of their respective Affiliates was terminated involuntarily; (B) with an annual base salary of less than $100,000 or whose employment with Purchasers, the Conveyed Entities or any of their Affiliates is within the State of California; (C) who responds to any public advertisements or any other form of general solicitation for employment that is not targeted specifically at any Purchaser Employee; or (D) who initially and entirely independently contacts Seller, any Selling Subsidiary or any of their Affiliates on his or her own initiative, without solicitation or encouragement (directly or indirectly) by Seller, any Selling Subsidiary or any of their Affiliates.

(b) For the period commencing on the Closing Date and expiring on the fifth (5th) anniversary thereof, none of Seller, any Selling Subsidiary or any of their respective Affiliates (collectively, the “Restricted Parties”), directly or indirectly, shall engage in fabrication or installation of rebar and related materials (collectively, “Restricted Activities”) anywhere in the United States (which, for the avoidance of doubt, shall not include Puerto Rico), nor shall any Restricted Party, directly or indirectly, be employed by, invest in, have any ownership interest in, participate in, act as a consultant or lender to, lease to, provide services to (as an employee, director, officer, member, principal, licensor, trustee, broker, agent, stockholder, partner, or in any other capacity), have any joint venture with or joint bid with, operate, assist, represent, advise or otherwise provide support to, any Person that engages in or that the Restricted Parties know plans to engage in any Restricted Activity in the United States (which, for the avoidance of doubt, shall not include Puerto Rico).

(c) Notwithstanding the foregoing or anything else contained in this Agreement to the contrary, the restrictions in Section 5.15(b) shall not apply to the following:

(i) The current fabrication shops at the locations set forth on Schedule 5.15(c) of the Seller Disclosure Letter, that, as of the date of this Agreement, are currently being marketed for sale by a Restricted Party;

(ii) A Restricted Party may own, directly or indirectly, solely as a passive investment, securities of any Person traded on any national securities exchange; provided that (a) no Restricted Party controls, or is a member of a group which controls, such Person and (b) the Restricted Parties, do not, directly or indirectly, own, in the aggregate, two percent (2%) or more of any class of securities of such Person;

(iii) A Restricted Party may own, directly or indirectly, solely as a passive investment, a fabrication shop or securities of any Person owning or operating a fabrication shop; provided that (a) no Restricted Party controls, or is a member of a group which controls, such Person and (b) the Restricted Parties, do not, directly or indirectly, own, in the aggregate, more than five percent (5%) of such fabrication shop or 5% of any class of securities of such Person;

(iv) The sale of rebar to independent, third-party fabrication facilities by any Restricted Party from steel mini-mills, so long as such sales are in the ordinary course of business consistent with past practice; and

(v) Any activities required to perform the services under the Transition Services Agreement.

Section 5.16. Additional Undisclosed Contracts. If, at any time after the Closing, Seller or any Selling Subsidiary becomes aware of any Undisclosed Contract that would have been included in the definition of Assumed Contracts, Seller shall notify Purchasers in writing and shall use its commercially reasonable efforts to assign and transfer such Undisclosed Contract if Purchasers so elect in their sole discretion.

Section 5.17. No Shop. From the date hereof until the earlier of the termination of this Agreement pursuant to Article IX hereof and the Closing, Seller, the Selling Subsidiaries and the Conveyed Entities shall, shall cause their respective Affiliates to and shall direct their respective Representatives to cease any and all existing, discussions or negotiations (whether direct or indirect) with any Person other than Purchasers, their Affiliates and their respective Representatives with respect to, and to deal exclusively with Purchasers and their designated Affiliates regarding, any agreement, submission, offer or proposal for, or any indication of interest with respect to the following: (a) any direct or indirect acquisition or purchase of the material assets of the Business (other than the sale of Purchased Assets Inventory or Inventory of the Conveyed Entities in the ordinary course of the Business); (b) any merger, consolidation or other business combination relating to the Business; or (c) any recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to the Business, the Purchased Assets, the Conveyed Entities or Seller (each of the foregoing clauses (a) through (c), an “Acquisition Proposal”), and, without the prior consent of Purchasers, Seller, the Selling Subsidiaries and the Conveyed Entities shall, shall cause their respective Affiliates to and shall direct their respective Representatives to not, directly or indirectly, (i) solicit, initiate or otherwise engage in any negotiations, discussions or other communications with any other Person relating to any Acquisition Proposal, (ii) provide or furnish non-public confidential information or documentation to any other Person with respect to Seller, any Selling Subsidiary or the Business in respect of any Acquisition Proposal or (iii) enter into any negotiation of, or discussion or other communication regarding, a Contract with any other Person in respect of any Acquisition Proposal. Seller and the Selling Subsidiaries shall promptly (and in no event later than two (2) Business Days of receipt) notify Purchasers in writing of any Acquisition Proposal that is received by Seller, any Selling Subsidiary, any Conveyed Entity or any of their respective Affiliates, which notice shall provide a summary of the material terms of such Acquisition Proposal.

Section 5.18. Update of Certain Schedules. Prior to the Closing, Seller shall update Schedule 2.2(a)(i), Schedule 2.2(a)(ii), Schedule 2.2(o), Schedule 2.3(a)(x), Schedule 2.3(a)(xiv), Schedule 2.3(a)(xvi) and Schedule 2.3(a)(xvii) of the Seller Disclosure Letter to reflect the assets required to be included on such Schedules as of close of business on the day prior to the Closing.

Section 5.19. Cooperation With Financing.

(a) Prior to the Closing Date, without in any way limiting Section 5.1, Seller, the Selling Subsidiaries and the Conveyed Entities shall, and shall request their respective Representatives to, use commercially reasonable efforts to cooperate with Purchasers in connection with the arrangement and consummation of any debt financing contemplated by Purchasers or their Affiliates (or any permitted replacement, amended, modified or alternative financing, collectively, the “Financing”), including using commercially reasonable efforts to (i) participate in a reasonable number of meetings and due diligence sessions on reasonable advance notice and at reasonable locations, in each case, in connection with the Financing, including using commercially reasonable efforts to coordinate direct contact between senior management and the independent auditors of Seller, the Selling Subsidiaries and the Conveyed Entities on the one hand, and the Financing Sources, on the other hand, (ii) cooperate with Purchasers and their Representatives to prepare (A) audited consolidated balance sheets and related statements of net earnings (loss), comprehensive earnings (loss), changes in shareholders’ equity and cash flows of the Conveyed Entities and the Business for the years ending December 31, 2015 and 2016 in accordance with (or including a reconciliation to) U.S. generally accepted accounting principles applied on a consistent basis throughout the periods covered thereby, as well as any other financial information reasonably requested by Purchasers’ independent registered public accountants in connection with any reviews under the standards of the Public Company Accounting Oversight Board, (B) all information regarding the Conveyed Entities and the Business reasonably required for Purchasers to prepare pro forma and other financial information customarily included in a registered public offering of debt securities and (C) all other historical financial and other pertinent historical information regarding the Conveyed Entities and the Business as may be reasonably necessary and requested in writing by Purchasers, including (x) all historical financial statements and historical financial and other data of the type reasonably determined by Purchasers to be required by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of debt securities, including interim financial statements and (y) all historical financial statements and historical financial and other data as is necessary in order to receive customary “comfort” letters and “negative assurance” with respect to the financial information referred to in the foregoing clauses (A) and (B), (iii) promptly furnish Purchasers with any information which any Financing Source has requested under applicable “know your customer” and anti-money laundering rules and regulations, including USA PATRIOT Act at least five (5) Business Days prior to the Closing Date; provided such request is made at least ten (10) Business Days prior to the Closing Date, (iv) assist with the preparation of materials for rating agency presentations, bank information memoranda and similar documents required in connection with the Financing, (v) reasonably cooperate with the marketing efforts for any of the Financing, (vi) to the extent contemplated by the executed debt commitment letter in effect as of the date of this Agreement (the “Debt Commitment Letter”), provide customary authorization letters in connection with the distribution of information to prospective lenders or investors, (vii) reasonably cooperate with Purchasers’ legal counsel in connection with any legal opinions that such legal counsel are required to deliver in connection with the Financing and

(viii) facilitate the entrance into other documents and instruments relating to guarantees, the pledge of collateral, the perfection of security interests and other matters ancillary to the Financing as may be reasonably requested by Purchasers in connection with the Financing and otherwise reasonably facilitating the pledge of collateral and providing of guarantees contemplated by the Debt Commitment Letter and the Financing; provided that (A) Seller, the Conveyed Entities and the Selling Subsidiaries shall not be required to become subject to any obligations or Liabilities with respect to such agreements or documents that would become effective prior to the Closing and no such agreement or documents shall be executed except in connection with the Closing and (B) Seller, the Conveyed Entities and the Selling Subsidiaries shall not be required to provide access to or disclose information if Seller or the Selling Subsidiaries reasonably determine that such access or disclosure would jeopardize the attorney-client privilege of Seller, the Conveyed Entities or the Selling Subsidiaries or contravene any Law or any Material Contract to which Seller, the Conveyed Entities or the Selling Subsidiaries are a party or subject any director, manager, officer or other employee of Seller, the Conveyed Entities or the Selling Subsidiaries or any of their Affiliates to any personal Liability, except that Seller, the Conveyed Entities and the Selling Subsidiaries will use commercially reasonable efforts to provide such information in a manner that does not violate such agreement or Law or waive such privilege. Notwithstanding the foregoing, (1) any such assistance or cooperation contemplated by this Section 5.19(a) or (d) shall not be a condition to the Closing, (2) any marketing of the Financing by Purchasers shall not delay the Closing once all conditions set forth in Article VI have been satisfied, (3) such requested cooperation shall not unreasonably interfere with the ongoing business and operations of Seller, the Conveyed Entities, the Selling Subsidiaries or any of their respective Affiliates, (4) none of Seller, the Conveyed Entities, the Selling Subsidiaries or any of their respective Affiliates nor any of their respective Representatives shall be required to pay any commitment or other fee or incur any Liability or obligation or agree to provide any indemnity in connection with the Financing (other than reasonable out-of-pocket costs and expenses for which it is reimbursed or indemnified as provided below), (5) other than expressly provided above, none of Seller, the Conveyed Entities, the Selling Subsidiaries or any of their respective Affiliates or their respective officers, directors or employees shall be required to execute or enter into or perform any agreement, document or instrument, deliver any certificate or opinion or take any corporate or other organizational action (including the adoption of any resolutions) to authorize the execution, entering into or performance of any such agreement, document or instrument, in either case, with respect to the Financing and (6) such assistance shall not require the giving of any representations or warranties to any third parties or the indemnification thereof.

(b) Purchasers shall, following written demand from Seller, promptly reimburse Seller for all reasonable and documented out-of-pocket costs incurred by Seller, the Selling Subsidiaries and their Affiliates in connection with such cooperation contemplated by Section 5.19(a), (d) and (e).

(c) Purchasers acknowledge and agree that Seller, the Selling Subsidiaries and their Affiliates and their respective Representatives shall not have any responsibility for, or incur any Liability to any Financing Source. Purchasers shall indemnify and hold harmless Seller, the Selling Subsidiaries and their Affiliates and their respective Representatives from and against any and all Losses incurred by them in connection with the arrangement or marketing of the Financing and the performance of their respective obligations under Section 5.19(a), (c) and (d), and any information utilized in connection therewith (other than with respect to Losses resulting from the bad faith, gross negligence or willful misconduct of such indemnified Person).

(d) Without limiting the generality of Section 5.19(a), from the date of this Agreement until the Closing, Seller and the Selling Subsidiaries shall, and shall cause the Conveyed Entities to, use commercially reasonable efforts to cooperate with Purchasers and their Representatives in the preparation by Purchaser (i) within ninety (90) days after the end of any fiscal year after the date hereof, audited consolidated balance sheets and related statements of net earnings (loss), comprehensive earnings (loss), changes in shareholders’ equity and cash flows of the Conveyed Entities and the Business for such fiscal year and (ii) within forty-five (45) days of the end of any fiscal quarter ending after the date hereof, unaudited consolidated balance sheets and related statements of net earnings (loss), comprehensive earnings (loss), changes in shareholders’ equity and cash flows of the Conveyed entities and the Business for such fiscal quarter.

(e) Seller, the Selling Subsidiaries and the Conveyed Entities shall, and shall request their respective Representatives to, use commercially reasonable efforts to cooperate with Purchasers and their Representatives in the preparation by Purchasers of all historical and pro forma financial statements and historical and pro forma financial and other data of the type reasonably determined by Purchasers to be required to be filed pursuant to Items 2.01 and 9.01(a) and (b) of Form 8-K promulgated under the Securities Exchange Act of 1934 with respect to this Agreement and the Closing Agreements and the consummation of the transactions contemplated hereby and thereby.

Section 5.20. Certain Environmental Limitations. Following the Closing Date, each Purchaser agrees that neither it nor its Subsidiaries nor any of their Representatives shall (a) undertake any invasive sampling or testing activities at any Real Property other than as follows: (i) as a result of any Order or direction of any Governmental Authority with authority to issue such Order or direction; (ii) as required by applicable Law; (iii) in connection with the Pending ISRA Proceeding or any ISRA proceeding resulting from the transactions contemplated by this Agreement, as reasonably proposed by the LSRP who is responsible for such ISRA proceeding; (iv) as reasonably necessary in order to defend against any Action by any unrelated third party that is not solicited, importuned or instigated by any Purchaser or any of its Subsidiaries or any of their Representatives; or (v) in connection with any legitimate business purpose of any Purchaser (it being understood that the primary purpose of such business purpose may not be discovering unknown environmental Liabilities at the Real Property) or (b) communicate with any Governmental Authority or any other third party for the purpose of requesting any Order or direction to undertake any invasive sampling or testing activities except as provided in subparagraph (a) (it being understood that the mere reporting of information as required by applicable Environmental Law shall not be construed as such soliciting, importuning or instigating).

Section 5.21. Electrodes. Following the Closing Date, for a period of nine (9) months (the “Electrode Supply Period”), Seller shall deliver, or cause to be delivered, to the Mills, and Purchaser or its respective Affiliates shall purchase from Seller for the Mills, two thousand (2,000) metric tons of Electrodes (the “Total Quantity”) at a price of fifteen thousand dollars ($15,000) per metric ton, to be delivered to the Mills in monthly quantities that are substantially consistent with past practice on the fifteenth (15th) day of each month during the Electrode Supply Period (such date in each month, an “Electrode Delivery Date”). Seller shall invoice Purchaser in arrears on a monthly basis for the Electrodes delivered on such Electrode Delivery Date. Purchasers shall pay such invoiced amounts within thirty (30) days of the date of each such invoice, which due date Seller shall specify on each such invoice. At any time within sixty (60) days of the date hereof, Purchasers may elect, in their sole discretion, to reduce the Total Quantity under this Section 5.21 by delivering a written notice to Seller (in which case the monthly quantities delivered pursuant to the preceding sentence shall be reduced proportionately to the reduction of the Total Quantity). In the event the Electrode Supplier experiences a force majeure pursuant to the Electrode Supply Contract during the Electrode Supply Period or otherwise does not deliver the full amount of Electrodes required to be delivered to Seller pursuant to the Electrode Supply Contract, Seller’s obligation to deliver Electrodes to the Mills pursuant to this Section 5.21 shall be reduced to an amount equal to the total amount of Electrodes that were to be delivered to the Mills pursuant to this Section 5.21 absent such force majeure event or failure to supply, multiplied by the quotient of (a) the total amount of Electrodes that were actually delivered to Sellers under the Electrode Supply Contract, divided by (b) the total amount of electrodes that were to be delivered to Sellers under the Electrode Supply Contract absent such force majeure event or failure to supply.

Section 5.22. Excluded Action. In connection with the Excluded Action, unless either directed in writing by Seller or consented to in writing by Seller prior to such action, following the Closing, Purchasers, the Conveyed Entities and their respective Affiliates shall not make any decision, take any action or grant any consent with respect to, assign, transfer, alienate or sell any rights with respect to or negotiate, settle or compromise the Excluded Action. Purchasers, the Conveyed Entities and their respective Affiliates hereby agree to use commercially reasonable efforts to take such actions and deliver such consents as directed in writing by Seller with respect to the Excluded Action, at the sole cost and expense of Seller. In the event Purchasers, the Conveyed Entities or any of their respective Affiliates receive any payment with respect to or arising out of the Excluded Action, such Person shall promptly remit such payment to Seller.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1. Conditions to the Obligations of Each Party. The respective obligations of Purchasers and Seller and the Selling Subsidiaries to consummate the transactions contemplated hereby are subject to the satisfaction, or waiver in writing by Purchasers or Seller, as appropriate, in whole or in part to the extent permitted by applicable Law, on or prior to the Closing Date of each of the following conditions:

(a) Injunctions; Illegality. The consummation of the transactions contemplated hereby shall not be restrained, enjoined or prohibited by any Order, and there shall not have been any Law enacted, issued, promulgated, enforced, entered or deemed applicable to the transactions contemplated hereby by any Governmental Authority that prevents the consummation of such transactions or has the effect of making such consummation thereof illegal; and

(b) Antitrust Laws; Similar Laws. Any waiting periods under the HSR Act with respect to the transactions contemplated by this Agreement shall have expired (or early termination shall have been granted), been terminated or been obtained (the “Required Regulatory Approval”).

Section 6.2. Conditions to the Obligations of Purchasers. The obligations of Purchasers to consummate the transactions contemplated hereby are subject to the satisfaction, or waiver in writing by Purchasers in whole or in part to the extent permitted by applicable Law, on or prior to the Closing Date of the following further conditions:

(a) Representations and Warranties. The representations and warranties of Seller and each Selling Subsidiary contained in Article III (other than the Seller Fundamental Representations) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of such time (other than those made as of a specified date, which shall be true and correct in all respects as of such specified date) without giving effect to any “material”, “materiality”, “material respects”, “Material Adverse Effect” or words of similar impact or effect therein, except for such failures to be so true and correct that do not have, individually or in the aggregate, a Material Adverse Effect. The Seller Fundamental Representations shall be true and correct in all respects as of the date hereof and the Closing Date as if made at and as of such time (other than those made as of a specified date, which shall be true and correct in all respects as of such specified date);

(b) Performance. All of the agreements and covenants of Seller and each Selling Subsidiary to be performed on or prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects, other than Section 5.19(a) and (d) (it being understood that the Seller’s and each Selling Subsidiary’s failure to comply with Section 5.19(a) and (d) will not constitute a failure to perform under this Agreement);

(c) Certificate. Purchasers shall have received a certificate duly executed by an authorized officer of Seller, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied;

(d) No Material Adverse Effect. Since the date hereof, there has been no Material Adverse Effect;

(e) Release of Liens. All Liens of record related to (i) the Conveyed Entity Equity Interests or (ii) Indebtedness securing the Purchased Assets, shall have been released in full;

(f) Title Policy. (i) Purchaser shall have received a Survey for each parcel of Owned Real Property relating to a Mill (provided that the delivery of the existing survey for the Mill located in Rancho Cucamonga, California, dated February 27, 2013, to the Title Company, together with the delivery of a customary “no change” affidavit to the Title Company in form necessary to delete the standard survey exception from the applicable Title Policy shall satisfy this requirement with respect to such Mill) and (ii) the Title Company shall be ready, willing and able to issue a Title Policy for each Mill, subject only to its receipt of the applicable title premium(s) and the recording of the deeds required pursuant to Section 2.10(c), and the Title Company shall have agreed to (A) remove the “general survey exception” from each Title Policy covering a Mill based upon the applicable Survey, and (B) issue a non-imputation endorsement acceptable to Purchaser for the Title Policy covering the Mills owned by Conveyed Entity 1;

(g) Seller Assumed Plans. Seller shall assume, adopt and sponsor the Seller Assumed Plans;

(h) Completion of Termination Obligations. Seller shall have fulfilled its termination obligations pursuant to Section 5.5(d), all at Seller’s cost and Liability;

(i) Closing Deliveries. Seller and the Selling Subsidiaries shall have delivered to Purchasers each of the documents and other items listed in Section 2.10(c);

(j) Consents. Seller and the Selling Subsidiaries shall have delivered to Purchasers all consents, approvals and authorizations from third parties listed on Schedule 6.2(j) of the Seller Disclosure Letter; and

(k) IT Transition. Reasonably satisfactory evidence that Seller can perform its obligations under the TSA without such performance causing a breach of the terms of the agreements set forth on Schedule 6.2(k) of the Seller Disclosure Letter, such evidence to include a consent, license or other reasonable arrangement.

Section 6.3. Conditions to the Obligations of Seller. The obligations of Seller and the Selling Subsidiaries to consummate the transactions contemplated hereby are subject to the satisfaction, or waiver in writing by Seller in whole or in part to the extent permitted by applicable Law, on or prior to the Closing Date of the following further conditions:

(a) Representations and Warranties. The representations and warranties of Purchasers and Guarantor contained in Article IV shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of such time (other than those made as of a specified date, which shall be true and correct in all respects as of such specified date) without giving effect to any “material”, “materiality”, “material respects”, “Purchaser Material Adverse Effect” or words of similar impact or effect therein, except for such failures to be true and correct that do not have, individually or in the aggregate, a Purchaser Material Adverse Effect; provided, however that the representations and warranties of Purchasers and Guarantor contained in Section 4.1 and Section 4.2 shall be true and correct in all respects, in each case, as of the date hereof and as of the Closing Date as if made at and as of such time (other than those made as of a specified date, which shall be true and correct in all respects as of such specified date);

(b) Performance. All of the agreements and covenants of Purchasers to be performed on or prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects;

(c) Certificate. Seller shall have received a certificate signed by Purchasers, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied;

(d) R&W Insurance Policy. The R&W Insurance Policy shall be in full force and effect as of the Closing Date without any Adverse Amendments; and

(e) Closing Deliveries. Purchasers shall have delivered to Seller each of the documents and other items listed in Section 2.10(b).

ARTICLE VII

TAX MATTERS

Section 7.1. Tax Indemnification by Seller. Effective as of and after the Closing Date, each of Seller and the Selling Subsidiaries shall pay or cause to be paid, and shall jointly and severally indemnify Purchasers and their Affiliates (including the Conveyed Entities after the Closing Date) (collectively, the “Purchaser Tax Indemnified Parties”) and hold each Purchaser Tax Indemnified Party harmless from and against, without duplication, (i) any Liability for Taxes (or the nonpayment thereof) of or imposed on any Conveyed Entity for any Pre-Closing Tax Period; (ii) any Taxes for which Conveyed Entity 1 is liable as a result of such Conveyed Entity having been a member of an Affiliated Group on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of applicable state, local or foreign Law); (iii) any Taxes imposed with respect to any Excluded Assets; (iv) Taxes that are Retained Liabilities; (v) any Taxes arising out of or resulting from any breach by Seller of any covenant or agreement of Seller contained in this Agreement; and (vi) reasonable out-of-pocket fees and expenses attributable to any item described in clauses (i) to (v); provided, however, that Seller shall not be required to pay or cause to be paid, or to indemnify or hold harmless the Purchaser Tax Indemnified Parties from and against any Taxes to the extent such Taxes (but only to the extent that the amount of such Taxes) were reflected as a reserve or Liability in Closing Working Capital as finally determined in connection with the Final Purchase Price.

Section 7.2. Tax Indemnification by Purchasers. Effective as of and after the Closing Date, Purchasers agree to, and to cause the Conveyed Entities to, indemnify, defend and hold the Seller and its Affiliates (collectively, the “Seller Tax Indemnified Parties”) and hold each Seller Tax Indemnified Party harmless from and against, without duplication, (i) any Liability for Taxes of any Conveyed Entity for any Post-Closing Tax Period; (ii) any Taxes imposed with respect to any Purchased Assets for any Post-Closing Tax Period; (iii) Taxes that are Assumed Liabilities; (iv) any Taxes arising from any action taken or transaction entered into by any Purchaser or any Conveyed Entity outside the ordinary course of business on the Closing Date after the Closing; (v) any Taxes arising out of or resulting from any breach of any covenant or agreement of any Purchaser contained in this Agreement; (vi) any Transfer Taxes; and (vii) any reasonable out-of-pocket fees and expenses attributable to any item described in clauses (i) to (vi).

Section 7.3. Straddle Period. In the case of any Straddle Period, the amount of any Taxes based on or measured by income, receipts, or payroll of the Conveyed Entities for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which Seller or any of its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time) and the amount of other Taxes of the Conveyed Entities, or Selling Subsidiary 1 or Selling Subsidiary 2 with respect to the Purchased Assets, for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

Section 7.4. Tax Returns.

(a) Seller shall prepare or shall cause to be prepared (i) any Combined Tax Return and (ii) any Tax Return (other than any Combined Tax Return) required to be filed by or with respect to any Conveyed Entity for any taxable period that ends on or before the Closing Date (a “Pre-Closing Separate Tax Return”). The Parties agree that the current Tax year of Conveyed Entity 1 (and any of its Subsidiaries) shall close on the Closing Date for federal income Tax purposes pursuant to Treasury Regulations Section 1.1502-76(b)(1)(ii) and for state and local income Tax purposes to the extent permissible under applicable Law. Seller shall timely file or cause to be timely filed any Combined Tax Return and any Pre-Closing Separate Tax Return that is required to be filed on or before the Closing Date (taking into account any extensions). Seller shall deliver, or cause to be delivered, to Purchasers all Pre-Closing Separate Tax Returns that are required to be filed after the Closing Date at least fifteen (15) days prior to the due date for filing such Tax Returns (taking into account any extensions) and Purchasers shall timely file or cause to be timely filed such Tax Returns. If Purchasers object, Purchasers shall provide such objection in writing to Seller within ten (10) days of receipt of any such Pre-Closing Separate Tax Return and Seller shall consider in good faith any reasonable comments received from Purchasers and Seller and Purchasers shall cooperate to resolve any remaining disagreement. Purchasers shall not amend or revoke any Tax Return described in the immediately preceding sentence (or any notification or election relating thereto) without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed). At Seller’s request, Purchasers shall file, or cause to be filed, amended Pre-Closing Separate Tax Returns. Purchasers shall promptly provide (or cause to be provided) to Seller any information reasonably requested by Seller to facilitate the preparation and filing of any Tax Returns described in this Section 7.4(a), and Purchasers shall use commercially reasonable efforts to prepare (or cause to be prepared) such information in a manner and on a timeline requested by Seller, which information and timeline shall be consistent with the past practice of the applicable Conveyed Entity.

(b) Purchasers shall prepare and timely file or cause to be prepared and timely filed any Tax Return (other than any Combined Tax Return) for any Straddle Period with respect to the Conveyed Entities (each, a “Straddle Period Separate Tax Return”). Purchasers shall prepare or cause to be prepared such Straddle Period Separate Tax Return in a manner consistent with past practices of the Conveyed Entity (except to the extent otherwise required by a change in applicable Law). Purchasers shall deliver to Seller for its review, comment and approval (which approval shall not be unreasonably withheld, conditioned or delayed) a copy of such Straddle Period Separate Tax Returns at least thirty (30) days prior to the due date therefor (taking into account any extensions). Seller shall provide any comments to Purchasers within ten (10) days of receipt of any such Straddle Period Separate Tax Return and Purchasers shall revise such Straddle Period Separate Tax Return to reflect any reasonable comments received from

Seller. Purchasers shall not amend or revoke any such Straddle Period Separate Tax Returns (or any notification or election relating thereto) without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed). At Seller’s reasonable request and expense, Purchasers shall file, or cause to be filed, amended Straddle Period Separate Tax Returns.

Section 7.5. Transfer Taxes. All Transfer Taxes shall be borne by Purchasers. All necessary documentation and Tax Returns with respect to such Transfer Taxes shall be prepared and filed by the Party required under applicable Law to file such Tax Returns. If required by applicable Law, Seller, the Selling Subsidiaries and Purchasers shall, and shall cause their respective Affiliates to, cooperate in preparing and filing, and join in the execution of, any such Tax Returns. Purchasers and Seller shall cooperate in providing each other with any appropriate certification and other similar documentation relating to exemption from Transfer Taxes (including any appropriate resale exemption certifications), as provided under applicable Law.

Section 7.6. Tax Claims.

(a) If any Taxing Authority asserts a Tax Claim, then the Party to this Agreement first receiving notice of such Tax Claim shall promptly (but in no event more than twenty (20) calendar days) provide written notice thereof to the other Party or Parties to this Agreement; provided, however, that the failure of such Party to give such prompt notice shall not relieve the other Party of any of its obligations under this Article VII, except to the extent that the other Party is materially prejudiced by such failure. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Taxing Authority.

(b) In the case of a Tax Claim with respect to any Conveyed Entity for any taxable period ending on or before the Closing Date (other than a Tax Claim described in Section 7.6(c)), Seller and the Selling Subsidiaries shall have the exclusive right and obligation to conduct, at its own expense, such Tax Claim; provided, that none of Seller or any Selling Subsidiary shall settle, compromise or abandon any such Tax Claim without obtaining the prior written consent of Purchasers, which consent shall not be unreasonably withheld, conditioned or delayed, if such settlement, compromise or abandonment could have an adverse effect that is material on Purchasers or any of their Affiliates for any Post-Closing Tax Period.

(c) In the case of a Tax Claim of or with respect to any Conveyed Entity for any Straddle Period, the Controlling Party (as defined below) shall have the right and obligation to conduct, at its own expense, such Tax Claim; provided that (i) the Controlling Party shall provide the Non-Controlling Party with a timely and reasonably detailed account of each stage of such Tax Claim, (ii) the Controlling Party shall consult with the Non-Controlling Party before taking any significant action in connection with such Tax Claim, (iii) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Claim, (iv) the Controlling Party shall defend such Tax Claim diligently and in good faith as if it were the only party in interest in connection with such Tax Claim, (v) the Non-Controlling

Party shall be entitled to participate in such Tax Claim and attend any meetings or conferences with the relevant Taxing Authority at its sole expense, and (vi) the Controlling Party shall not settle, compromise or abandon any such Tax Claim without obtaining the prior written consent of the Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed. For purposes of this Agreement, “Controlling Party” shall mean Purchasers if Purchasers and their Affiliates are reasonably expected to bear the greater Tax Liability in connection with such Tax Claim or Seller if Seller, the Selling Subsidiaries and its Affiliates are reasonably expected to bear the greater Tax Liability in connection with such Tax Claim; and “Non-Controlling Party” means whichever of Seller or Purchasers are not the Controlling Party with respect to such Tax Claim.

(d) Notwithstanding anything to the contrary in this Agreement, Seller shall have the exclusive right to control in all respects, and neither Purchasers nor any of their Affiliates shall be entitled to participate in, any Tax Claim with respect to any Tax Return of a consolidated, combined or unitary group that includes any member of the Seller Group (including any Combined Tax Return).

Section 7.7. Cooperation on Tax Matters.

(a) Purchasers and Seller and its Subsidiaries shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Article VII and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(b) Purchasers and Seller further agree, upon request, to provide the other Party with all information that either Party may be required to report pursuant to Sections 6043 or 6043A of the Code, or Treasury Regulations promulgated thereunder.

Section 7.8. Tax Records. Tax Records in the possession of Seller, the Selling Subsidiaries or the Conveyed Entities (other than those included in the Excluded Assets) relating to the Conveyed Entities or the Purchased Assets shall be transferred to Purchasers. Seller and the Selling Subsidiaries may make and retain copies of such Tax Records. Seller, the Selling Subsidiaries, Purchasers and their respective Affiliates shall make available to each other (at no cost to the requesting Party) for inspection and copying during normal business hours upon reasonable notice all Tax Records in their possession relating to the Conveyed Entities and the Purchased Assets to the extent reasonably required by the other Party in connection with the preparation of Tax Returns, resolution of items under this Article VII, or other audits, disputes or litigation. Seller, the Selling Subsidiaries, Purchasers and their respective Affiliates shall (a) preserve and keep such Tax Records in their possession for a period of not less than the later of (i) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate or (ii) ten (10) years after the Closing Date, (b) abide by all record retention agreements entered into with any Taxing Authority, and (c) give the other Party reasonable written notice prior to transferring, destroying or discarding any such Tax Records and, if the other Party so requests, Seller and its Subsidiaries, as the case may be, shall allow the other Party to take possession of such Tax Records.

Section 7.9. Certain Tax Elections.

(a) Purchasers shall not make, and shall cause their Affiliates (including, after the Closing, the Conveyed Entities) not to make, any election with respect to any Conveyed Entity (including any election pursuant to Treasury Regulations Section 301.7701-3), which election would be effective or have effect on or prior to the Closing Date.

(b) To the extent permitted by applicable Law, Seller shall make or cause its Affiliates to make (and shall refrain from making or causing its Affiliates to make, as applicable) any Tax election (including on a protective basis) so that Conveyed Entity 1 shall not suffer any reduction in tax basis or other attributes pursuant to Treasury Regulations Section 1.1502-36 and is allocated and retains the maximum available Tax benefits (including any available tax credits, net operating losses or net capital losses).

Section 7.10. Timing of Tax Payments. Any indemnity payment required to be made pursuant to this Article VII shall be made within ten (10) days after the Indemnified Party makes written demand upon the Indemnifying Party, but in no case earlier than five (5) days prior to the date on which the relevant Taxes or other amounts are required to be paid to the applicable Taxing Authority.

Section 7.11. Tax Refunds. Any refund of Taxes of the Conveyed Entities actually received (or any amount credited against a Tax liability in lieu of such refund) that relates to a Pre-Closing Tax Period of the Conveyed Entities (each, a “Pre-Closing Tax Refund”) excluding any such refunds or amounts credited attributable to any Tax attributes that arise in any period that is not a Pre-Closing Tax Period, shall be for the account of Sellers, and the applicable Conveyed Entity shall promptly (but in no event more than twenty (20) calendar days) pay over to the Seller any such Pre-Closing Tax Refund (net of any Taxes of the Conveyed Entities attributable to such Pre-Closing Tax Refund and net of any reasonable expenses associated with obtaining or processing such Pre-Closing Tax Refund) after receipt thereof. The parties agree that Pre-Closing Tax Refunds for the portion of a Straddle Period that ends on the Closing Date shall be determined using the methodologies set forth in Section 7.3.

Section 7.12. Tax-Sharing Agreements. All tax-sharing agreements or similar agreements with respect to or involving the Conveyed Entities shall be terminated as of the Closing Date and, after the Closing Date, the Conveyed Entities shall not be bound thereby or have any Liability thereunder.

Section 7.13. Wage Reporting. Purchasers and Seller agree to utilize, or cause their respective Affiliates to utilize, the standard procedure set forth in Revenue Procedure 2004-53 with respect to wage reporting.

Section 7.14. Survival; Tax Matters Coordination. The indemnification obligations under this Article VII and the representations and warranties set forth in Section 3.16 (Taxes) shall survive until sixty (60) days following the expiration of the applicable statutory periods of limitation (including, for the avoidance of doubt, any extensions), and all other covenants and agreements contained in this Article VII shall survive the Closing in accordance with their terms. Notwithstanding anything to the contrary in this Agreement, (i) indemnification with respect to Taxes and the procedures relating thereto shall be governed exclusively by this Article VII, Section 8.1 and the expressly applicable loss limitation provisions of Section 8.4, and (ii) the provisions of Article VIII (other than Section 8.1 and the expressly applicable loss limitation provisions of Section 8.4) shall not apply to indemnification with respect to Taxes or the procedures relating thereto.

ARTICLE VIII

SURVIVAL; INDEMNIFICATION

Section 8.1. Survival of Representations and Warranties.

(a) Subject to Section 8.1(b), each representation and warranty contained in Article III, Article IV, the certificates delivered pursuant to Section 6.2(c) and Section 6.3(c) and the Closing Agreements (other than the Transition Services Agreement) shall survive the Closing and shall terminate on the twelve (12) month anniversary of the Closing Date; provided, however, that (i) the Seller Fundamental Representations and the Purchaser Fundamental Representations shall survive the Closing until the ten (10) year anniversary of the Closing, (ii) the representations and warranties in Section 3.16 (Taxes) shall survive as provided in Section 7.14, (iii) the representations and warranties in Section 3.10 (Environmental Matters) and the representations and warranties in Section 3.15(a) (Labor and Employment Matters) (together with the representations and warranties in Section 3.10 (Environmental Matters), the “Seller Special Representations”) shall survive the Closing and shall terminate on the forty-eight (48) month anniversary of the Closing Date. The covenants and agreements contained in this Agreement and the Closing Agreements (other than the Transition Services Agreement) (A) that are required to be performed in whole prior to the Closing shall survive the Closing and shall terminate on the twelve (12) month anniversary of the Closing Date, (B) that require performance after the Closing Date (other than Section 8.2(d) and Section 8.2(e)) shall survive the Closing until the date or dates expressly specified therein or, if not so specified, until fully performed in accordance with their terms, (C) contained in Section 8.2(d) shall survive the Closing until the eighteen (18) month anniversary of the Closing Date, (D) contained in Section 8.2(e) shall survive the Closing until the seventh (7th) anniversary of the Closing Date, and (E) contained in Section 8.2(g) shall survive the Closing until the ten (10) year anniversary of the Closing Date.

(b) The obligations to indemnify and hold harmless a Party hereto in respect of a breach of representation or warranty, covenant or agreement shall terminate on the applicable survival termination date (as set forth in Section 8.1(a)), unless an Indemnified Party shall have incurred a Loss prior to such applicable survival termination date and made a proper claim for indemnification pursuant to Section 8.2 or Section 8.3 prior to such survival termination date, as applicable, including by delivering a Claim Certificate to the Indemnifying Party. If an Indemnified Party has made a proper claim for indemnification pursuant to Section 8.2 or Section 8.3 and delivered a Claim Certificate to the Indemnifying Party prior to such survival termination date, then the representation, warranty, covenant, agreement or other obligation underlying the claim asserted in such Claim Certificate and all indemnity obligations under this Article VIII or Article VII related thereto shall survive with respect to such claim.

Section 8.2. Indemnification by Seller. Subject to the limitations set forth in this Article VIII and Section 7.14, from and after the Closing, each of Seller and the Selling Subsidiaries agrees to jointly and severally indemnify, defend and hold each Purchaser, each of their Affiliates (including the Conveyed Entities after the Closing) and each of their respective Representatives (the “Purchaser Indemnitees”) harmless from and against, and compensate, reimburse and pay any and all Losses suffered or incurred by any Purchaser Indemnitee or to which any Purchaser Indemnitee otherwise is or becomes subject (regardless of whether or not such Losses related to any third party claim) that arise out of, or result from or are connected with:

(a) any breach or inaccuracy of any representations or warranties of Seller or any Selling Subsidiary set forth in Article III, in the certificate delivered pursuant to Section 6.3(c) or the Seller Documents (other than the Transition Services Agreement) or any allegation by a third party that, if true, would constitute such a breach or inaccuracy;

(b) any breach by or failure (partial or total) of Seller or any Selling Subsidiary (prior to, at or after the Closing) or any Conveyed Entity (at or prior to the Closing) to perform any of its covenants or other agreements contained in this Agreement (other than Section 5.18) or the Seller Documents (other than the Transition Services Agreement) or any allegation by a third party that, if true, would constitute such a breach or failure;

(c) any Retained Liability (regardless of whether the facts and circumstances giving rise to any such Retained Liability are set forth in the Seller Disclosure Letter), other than (i) Taxes and (ii) the Contamination Liabilities;

(d) to the extent not paid at the Closing, any Closing Indebtedness of any Conveyed Entity;

(e) the Conveyed Entities Retained Liabilities (regardless of whether the facts and circumstances giving rise to any such Conveyed Entities Retained Liability are set forth in the Seller Disclosure Letter);

(f) a Third-Party Claim brought after the Closing Date involving any Purchaser Indemnitee to the extent such Third-Party Claim (i) arises from the ownership or operations of any member of the Seller Group or any of their Affiliates and (ii) does not arise from or relate to either (A) any Actions and Liabilities arising out of or relating to Seller’s or the Selling Subsidiaries’ (or their predecessors’) ownership or operation of the Purchased Assets Business (as currently or formerly conducted) or the Purchased Assets to the extent such Liabilities arise out of or relate to events, circumstances or periods occurring prior to the Closing or (B) Purchasers’ ownership or operation of the Business, Purchased Assets or Conveyed Entities following the Closing; and

(g) the Contamination Liabilities.

Section 8.3. Indemnification by Purchasers. Subject to the limitations set forth in this Article VIII and Section 7.14, from and after the Closing, each Purchaser agrees to, jointly and severally, and to cause the Conveyed Entities to, indemnify, defend and hold Seller, its Affiliates and each of their respective Representatives (the “Seller Indemnitees”) harmless from and against, and compensate, reimburse and pay any and all Losses suffered or incurred by any Seller Indemnitee or to which any Seller Indemnitee otherwise is or becomes subject (regardless of whether or not such Losses related to any third party claim) that arise out of or result from or are connected with:

(a) any breach or inaccuracy of any representations or warranties of Purchasers set forth in Article IV, in the certificate delivered pursuant to Section 6.2(c) or the Purchaser Documents (other than the Transition Services Agreement) or any allegation by a third party that, if true, would constitute such a breach or inaccuracy;

(b) any breach by or failure (partial or total) of Purchasers to perform any of their covenants or other agreements contained in this Agreement or the Purchaser Documents (other than the Transition Services Agreement) or any allegation by a third party that, if true, would constitute such a breach or inaccuracy;

(c) any Assumed Liability, other than Taxes;

(d) any Parent Guarantee that remains outstanding after the Closing; and

(e) a Third-Party Claim brought after the Closing Date involving any Seller Indemnitee to the extent such Third-Party Claim arises out of or relates to both (i) Purchasers’ ownership or operation of the Business, Purchased Assets or Conveyed Entities following the Closing and (ii) any Seller Indemnitee’s capacity as a direct or indirect owner, operator, employee, director or officer of the Business prior to the Closing; provided that no Seller Indemnitee shall be entitled to indemnification in respect of such Third-Party Claim to the extent a Purchaser Indemnitee would otherwise be entitled to indemnification from Seller or the Selling Subsidiaries hereunder with respect to such Third-Party Claim;

Section 8.4. Limitations on Indemnification. The party making a claim for indemnification under this Article VIII is referred to herein as the “Indemnified Party”, and the party against whom such claims for indemnification are asserted under this Article VIII is referred to herein as the “Indemnifying Party”. Notwithstanding anything herein to the contrary, the indemnification obligations of an Indemnifying Party pursuant to this Agreement shall be subject to the following limitations:

(a) De Minimis Claim. Subject to Section 8.7, no Indemnifying Party shall be liable to an Indemnified Party for, and no Indemnified Party shall be entitled to, any indemnification for a Loss pursuant to Section 8.2(a) (other than with respect to breaches of the Seller Fundamental Representations or the Seller Special Representations) or Section 8.3(a) (other than with respect to breaches of the Purchaser Fundamental Representations), as the case may be, if, with respect to any individual item of Loss, such item, when combined with (i) groups or series of related or repetitive individual Losses and (ii) Losses based on or arising from the same or similar type of underlying issues, facts, claims or breaches, is less than $200,000 (each, a “De Minimis Claim”);

(b) Deductible. Subject to Section 8.7, no Indemnifying Party shall be liable to an Indemnified Party for, and no Indemnified Party shall be entitled to, any indemnification for Losses (i) pursuant to Section 8.2(a) (other than with respect to breaches of the Seller Fundamental Representations or the Seller Special Representations) or Section 8.3(a) (other than with respect to breaches of the Purchaser Fundamental Representations), as the case may be, unless the aggregate of all indemnifiable Losses in respect of indemnification pursuant to Section 8.2(a) (including with respect to breaches of the Seller Fundamental Representations but not the Seller Special Representations) or Section 8.3(a) (including with respect to breaches of the Purchaser Fundamental Representations), as the case may be, would exceed on a cumulative basis an amount equal $3,000,000 (the “Deductible”), and then only to the extent such Losses exceed the Deductible, (ii) pursuant to Section 8.2(a) with respect to breaches of the Seller Special Representations, unless the aggregate of all indemnifiable Losses in respect of indemnification pursuant to Section 8.2(a) with respect to breaches of the Seller Special Representations would exceed on a cumulative basis $2,000,000 (the “Special Representations Deductible”), and then only to the extent such Losses exceed the Special Representations Deductible, and (iii) pursuant to Section 8.2(g) unless the aggregate of all indemnifiable Losses in respect of indemnification pursuant to Section 8.2(g) would (A) with respect to each Mill, exceed on a cumulative basis $250,000 at such Mill and (B) with respect to each Real Property site other than a Mill, exceed on a cumulative basis $50,000 at such site, and then (regarding both (A) and (B)) only to the extent such Losses exceed such amounts with respect to such Mill or such site, as applicable.

(c) Maximum Amount.

(i) Subject to Section 8.7, the maximum amount of indemnifiable Losses that Seller as the Indemnifying Party shall be liable for, or that may be recovered by the Purchaser Indemnitees from Seller as the Indemnifying Party in the aggregate (A) pursuant to Section 8.2(a) (other than with respect to breaches of the Seller Fundamental Representations or Seller Special Representations) shall be the Escrow Amount (such amount, the “Cap”) and only to the extent such funds remain in the Escrow Account, (B) pursuant to Section 8.2(a) with respect to breaches of the Seller Special Representations shall be an amount equal to $50,000,000, (C) pursuant to Section 8.2(e) shall be an amount equal to $15,000,000 and (D) pursuant to Section 8.2(g) shall be an amount equal to $30,000,000. Subject to Section 8.8, if the remaining amount of funds in the Escrow Account is not sufficient to satisfy the aggregate amount of indemnifiable Losses pursuant to Section 8.2(a), the sole and exclusive recourse of the Purchaser Indemnitees with respect to such Losses (other than with respect to breaches of the Seller Fundamental Representations and Seller Special Representations) shall be to seek recovery under the R&W Insurance Policy; provided, however, that with respect to indemnifiable Losses pursuant to Section 8.2(a) with respect to breaches of the Seller Fundamental Representations and Seller Special Representations, the Purchaser Indemnitees shall first seek recovery for such Losses under the R&W Insurance Policy and, to the extent coverage is not provided under the R&W Insurance Policy, shall be entitled to recover such Losses from Seller. Purchasers shall not enter into any Adverse Amendments with respect to the R&W Insurance Policy without the prior written consent of Seller.

(ii) The maximum amount of indemnifiable Losses that Purchasers as the Indemnifying Party shall be liable for, or that may be recovered by the Seller Indemnitees, in the aggregate pursuant to Section 8.3(a) (other than with respect to breaches of the Purchaser Fundamental Representations) shall be an amount equal to $60,000,000.

(iii) Subject to Section 8.7, the maximum amount of indemnifiable Losses that an Indemnifying Party shall be liable for, or that may be recovered by an Indemnified Party, in the aggregate pursuant to this Agreement shall be the Final Purchase Price.

(iv) Any amounts recoverable from Seller as the Indemnifying Party pursuant to Section 8.2(a) (other than with respect to Seller Fundamental Representations and Seller Special Representations) shall first be satisfied from the funds available in the Escrow Account.

(d) Insurance and Other Payments; Tax Benefits. Payments by an Indemnifying Party pursuant to Section 7.1, Section 7.2, Section 8.2 or Section 8.3 in respect of any Loss (i) shall be limited to the amount of any Liability that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or similar payment (in each case, net of costs of collection or recovery and in the case of insurance, net of any increase in premium) actually received by the Indemnified Party (or its Subsidiaries) under insurance policies or from third parties (other than the Indemnifying Party) in respect of any such claim and (ii) shall be reduced to take account of any Tax benefit actually realized by the Indemnified Party arising from such Loss (determined on a with and without basis) in the year the Loss is incurred or the indemnity payment is made. Prior to seeking indemnification under this Agreement, the Indemnified Party shall use its commercially reasonable efforts to make a claim for any Losses which may be reasonably recoverable under any insurance policies. Other than with respect to the R&W Insurance Policy as set forth in Section 8.4(c), it is not a requirement that the Indemnified Party make any recovery under any insurance policy prior to seeking or obtaining indemnification under this Agreement. In the event that an insurance payment or any indemnity, contribution or similar payment is received by the Indemnified Party with respect to any Loss for which it has been indemnified pursuant to this Article VIII, then a refund equal to the aggregate amount of such payment (net of costs of collection or recovery and in the case of insurance, net of any increase in premium) shall be paid promptly in immediately available funds to the Indemnifying Party that provided such indemnification to the Indemnified Party. Other than with respect to the obligations set forth in Section 8.4(c), none of Purchasers, the Conveyed Entities and the Purchaser Indemnitees shall be required to institute any litigation to obtain insurance proceeds. Notwithstanding anything to the contrary in this Agreement, none of the obligations, deductions, refunds, mitigation or restrictions related to insurance or recovery of claims or any other limitations set forth in this Section 8.4(d), Section 8.9 or this Article VIII shall apply to any environmental insurance coverage contained in any insurance policy owned, procured or maintained by any Purchaser or any of its Affiliates.

(e) Additional Environmental Limitations. In addition to, and without in any way limiting, any other limitations that may apply, no Losses may be asserted or recovered under Section 8.2 for any investigation, remediation or corrective action to any contamination or other condition arising from Materials of Environmental Concern at any Real Property, to the extent such investigation, remediation or corrective action (i) is not required by applicable Environmental Law; (ii) is not the most cost-effective means of investigating, remediating or undertaking corrective action regarding such contamination or other condition permitted by applicable Environmental Law for the continued use of such Real Property as such Real Property was used on or prior to the Closing Date (for the avoidance of doubt, if the means of investigating or remediation is not the most cost-effective means, then Seller shall be liable for Losses up to the most cost-effective means and Purchaser shall be responsible for any Losses in excess of the most cost-effective means); (iii) results from any change in use of such Real Property or any portion thereof on or after the Closing Date from industrial or commercial use; or (iv) results from any breach of Section 5.20 of this Agreement.

(f) No Duplication. The Indemnified Parties shall not be entitled to recover more than once for the same Loss.

(g) Other Matters. No indemnity may be sought hereunder in respect of any Loss to the extent such Loss (but only to the extent that the amount of such Loss) is reflected in the calculations of the Closing Indebtedness and the Closing Working Capital, in each case as finally determined in connection with the Final Purchase Price.

Section 8.5. Materiality Qualifiers. For purposes of determining whether there has been a breach of a representation or warranty contained in this Agreement (other than a breach of the representations and warranties in Section 3.7(b) and the second sentence of Section 3.18(a)), the Seller Documents, the Purchaser Documents or in any certificate or instrument delivered by or on behalf of any Party pursuant to this Agreement or the Closing Agreements (other than the Transition Services Agreement) and determining the amount of Losses that are the subject matter of a claim for indemnification related thereto, each such representation and warranty, shall be read without regard and without giving effect to the terms “material,” “Material Adverse Effect,” “material adverse effect,” or other variations of the words “material” or “material adverse effect” contained in such representation or warranty (as if such words, phrases and related clauses were deleted from such representation and warranty and, in the case of “Material Adverse Effect” or “material adverse effect,” as if such words read as “adverse effect”).

Section 8.6. Representations. Notwithstanding anything in this Agreement to the contrary, the representations and warranties of Seller and the Selling Subsidiaries contained in Article III of this Agreement and the representations and warranties of Purchaser and Guarantor contained in Article IV of this Agreement shall, for purposes of the Indemnifying Parties’ obligations and the Indemnified Parties’ rights pursuant to this Article VIII, be deemed to be made as of the date of this Agreement and as of the Closing Date (except to the extent any such representation or warranty expressly speaks of an earlier date, which shall be deemed to be made as of such date) without regard to the exceptions set forth in the duly executed officer’s certificates referenced in Section 6.2(c) and Section 6.3(c), but subject to any exceptions set forth in the applicable part(s) of the Seller Disclosure Letter as of the date of the execution of this Agreement or Purchaser Disclosure Letter as of the date of this Agreement, as applicable.

Section 8.7. No Limitations for Fraud or Willful Breach; Other Claims. Notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement shall limit any remedy of any Party for fraud or willful breach of this Agreement (it being understood that any fraud or willful breach on the part of any employee, officer or director of any Party shall be deemed to be fraud or willful breach of such Party).

Section 8.8. Indemnification Procedures.

(a) If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement (a “Third-Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party may be obligated to provide indemnification under this Agreement, such Indemnified Party shall deliver a written certificate (any certificate delivered in accordance with the provisions of this Section 8.8(a) or (f), a “Claim Certificate”) to the Indemnifying Party of the Third-Party Claim promptly (but in no event more than twenty (20) calendar days) after becoming aware of the Third-Party Claim and each such Claim Certificate shall describe in reasonable detail the applicable Third-Party Claim and identify the provisions of this Agreement upon which such Claim Certificate is made and, to the extent then known by the Indemnified Party, the facts giving rise to such claim for indemnification hereunder and the amount or a good faith estimate of the potential Losses for which the Indemnified Party is seeking indemnification under this Agreement (the “Losses Estimate”); provided that the failure to so notify an Indemnifying Party promptly (and in any event within twenty (20) calendar days) shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure or such failure to give timely notice actually and materially prejudices the Indemnifying Party’s defense of such claim.

(b) Within twenty (20) days after delivery of such Claim Certificate, the Indemnifying Party may elect (by written notice delivered to the Indemnified Party) to assume the defense of the Third-Party Claim, at its sole cost and expense, with counsel reasonably satisfactory to the Indemnified Party; provided, however, the Indemnifying Party shall not be entitled to assume the defense (unless otherwise agreed to in writing by the Indemnified Party) if (i) the Third-Party Claim relates to any Action of a criminal nature; (ii) the Third-Party Claim seeks an injunction or equitable relief against the Indemnified Party; (iii) the amount in dispute, when taken together with all other outstanding claims for indemnification by the Indemnified Parties, would reasonably be expected to exceed the maximum amount for which the Indemnifying Party can be liable pursuant to this Article VIII in light of the limitations set forth in this Article VIII; or (iv) the Indemnifying Party does not agree in writing that it is obligated to indemnify the Indemnified Party pursuant to, and subject to the limitations set forth in, this Article VIII with respect to such Third-Party Claim. If the Indemnifying Party properly assumes the defense of the Third-Party Claim, the Indemnified Party shall cooperate in good faith in such defense and the Indemnifying Party shall not be liable to the Indemnified Party under this Article VIII for any fees or expenses of other counsel incurred by the Indemnified Party in connection with the defense of such Third-Party Claim during such period that the Indemnifying Party has so assumed such defense (it being understood, however, that the Indemnified Party shall be entitled to participate in all negotiations and proceedings related to the Third-Party Claim at its sole cost and expense); provided, however, if, in the reasonable opinion of outside counsel for such Indemnified Party, there is a reasonable likelihood of an actual conflict of interest between the Indemnifying Party and the Indemnified Party, then the Indemnified Party shall be entitled to participate in such settlement or defense through counsel of its own choosing (plus one local counsel) at the Indemnifying Party’s expense. If the Indemnifying Party has assumed the defense of a Third-Party Claim as provided in this Section 8.8(b), and the Indemnifying Party fails to take reasonable steps necessary to adequately defend such Third-Party Claim, the Indemnified Party may assume its own defense and seek indemnification from the Indemnifying Party for all reasonable costs or expenses paid or incurred in connection with such defense.

(c) If (i) the Indemnifying Party does not provide written notice to the Indemnified Party of its election to assume such Third-Party Claim within such twenty (20) day period or (ii) the Indemnifying Party is not entitled to assume the defense of such Third-Party Claim, the Indemnified Party shall handle the prosecution or defense of such Third-Party Claim and will permit the Indemnifying Party, at the Indemnifying Party’s sole cost and expense, to participate in such prosecution or defense and will provide the Indemnifying Party with reasonable access to all relevant information and documentation relating to the Third-Party Claim and the prosecution or defense thereof. If the Indemnified Party proceeds with the defense of such Third-Party Claim, all fees and expenses, including reasonable attorneys’ fees, relating to the defense of such Third-Party Claim shall be deemed to be Losses for which such Indemnified Party is entitled to indemnification hereunder.

(d) The Indemnifying Party will not pay, or permit to be paid, or compromise or settle or admit any Liability with respect to any part of the Third-Party Claim, unless the Indemnified Party consents in writing to such payment, unless (i) the relief for such Third-Party Claim consists solely of money damages and such settlement does not provide for injunctive or other nonmonetary relief or otherwise require the Indemnified Party or any of its Affiliates to perform any covenant or refrain from engaging in any activity, (ii) the Indemnifying Party will satisfy in full all monetary Liability and damages due to the applicable third-party claimant or plaintiff immediately upon such settlement, (iii) such compromise or settlement includes a full general, unconditional release of all Indemnified Parties and their Affiliates by all parties to the matter from all Liability with respect to such Third-Party Claim and (iv) such settlement would not create any Liability or financial or other obligation on the part of any Indemnified Party or any of its Affiliates. If any Indemnifying Party is entitled to assume the defense of a Third-Party Claim under Section 8.8(b) and does not assume such defense or is not permitted to assume the defense pursuant to Section 8.8(b)(i), (ii), (iii) or (iv) (or elects to assume such defense but subsequently fails to take reasonable steps necessary to adequately maintain such defense), then the Indemnified Party may compromise or settle or admit any Liability with respect to any part of such Third-Party Claim without the prior consent of the Indemnifying Party; provided, however, if Indemnifying Party is (A) not permitted to assume the defense of a Third-Party Claim pursuant to Section 8.8(b)(i) or (b)(ii) and the proposed settlement results in any of the following: (x) any criminal liability for any Indemnifying Party, (y) equitable relief against any Indemnifying Party or (z) any Liability for any Indemnifying Party in an amount greater than zero but less than 150% of the then remaining amount for which the Indemnifying Party can be liable pursuant to this Article VIII after application of the limitations on indemnification contained in this Article VIII, if applicable, or (B) not permitted to assume the defense of a Third-Party Claim pursuant to Section 8.8(b)(iii) and the proposed settlement is an amount greater than zero but less than 150% of the then remaining amount for which the Indemnifying

Party can be liable pursuant to this Article VIII after application of the limitations on indemnification contained in this Article VIII, if applicable, then, in the case of clauses (A) and (B), (I) the Indemnified Party shall not compromise or settle or admit any Liability with respect to any part of such Third-Party Claim without the prior written consent of the Indemnifying Party (which such consent shall not be unreasonably withheld, conditioned or delayed), and (II) the Indemnifying Party shall not be obligated to indemnify and hold harmless the Indemnified Party for any such compromise, settlement or judgment entered into with the Indemnifying Party’s prior written consent. For the avoidance of doubt, if the Indemnifying Party has assumed the defense of a Third-Party Claim as provided in Section 8.8(b), during the time period the Indemnifying Party is controlling the defense of such Third-Party Claim, the Indemnified Party will not pay, or permit to be paid, or compromise or settle or admit any Liability with respect to any part of such Third-Party Claim without the prior consent of the Indemnifying Party.

(e) In all cases, each Indemnifying Party and Indemnified Party shall provide its reasonable cooperation in defense of claims or litigation relating to Third-Party Claims, including by providing each other with reasonable access to relevant books, records and documentation. If the party in control of the prosecution or defense of a Third-Party Claim shall not reasonably promptly assume the defense of any such Third-Party Claim, or fails to diligently and vigorously prosecute or defend or withdraws from the defense of any such Third-Party Claim, the other party may defend against such matter in a manner consistent with the provisions of this Section 8.8.

(f) In the event that an Indemnified Party determines that it has a claim for payment of Losses by an Indemnifying Party pursuant to the indemnification provisions of this Agreement (other than as a result of a Third-Party Claim), the Indemnified Party shall promptly (but in no event more than twenty (20) calendar days) deliver a Claim Certificate for such claim to the Indemnifying Party and such Claim Certificate shall identify the provisions of this Agreement upon which such Claim Certificate is made, describe in reasonable detail, to the extent then known by the Indemnified Party, the facts giving rise to such claim for indemnification hereunder and the Losses Estimate; provided that the failure to so notify an Indemnifying Party promptly (and in any event within twenty (20) calendar days) shall not relieve the Indemnifying Party of its obligations hereunder only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure or such failure to give timely notice actually and materially prejudices the Indemnifying Party’s defense of such claim. At any time prior to the expiration of the applicable survival period, any Claim Certificate delivered by an Indemnified Party pursuant to this Section 8.8(f) or Section 8.8(a) may be supplemented by such Indemnified Party to the extent such supplement relates to the same facts and circumstances of the original Claim Certificate, and such supplement shall be effective as of the date of the original notice.

(g) Any claim for indemnity with respect to the ISRA Work or the Pending ISRA Proceeding for the property on which the Sayreville mini-mill is located shall first be satisfied through the release of funds remaining in the Remediation Funding Source described in Section 5.14(a) and Section 5.14(b), and next through the release of funds remaining in the escrow to be established as described in Section 5.14(b). Such claims shall follow the procedures applicable to the Remediation Funding Source or set forth in the escrow agreement related to such escrow and shall not be subject to the provisions of this Section 8.8 unless and until there are no longer funds remaining in such Remediation Funding Source or such escrow.

Section 8.9. Mitigation. Each Indemnified Party shall use its commercially reasonable efforts to mitigate all Losses promptly after becoming aware of any event that could reasonably be expected to give rise to any Losses that are indemnifiable hereunder, in each case, to the same extent as it would if such Loss was not subject to indemnification pursuant to this Article VIII.

Section 8.10. Treatment of Indemnification Payments. The Parties agree that any indemnification payment made pursuant to this Agreement shall be treated for Tax purposes as an adjustment to the Final Purchase Price, unless otherwise required by applicable Law.

Section 8.11. Exclusive Remedy. Except as otherwise expressly provided in Section 2.8, Section 5.8, Section 5.9(d), Section 5.19(c), Article VII and Section 8.7, from and after the Closing, the indemnification provided in this Article VIII, subject to the limitations set forth herein, shall be the exclusive post-Closing remedy available to any party in connection with any Losses arising out of or resulting from this Agreement, Seller Documents or in any certificate or instrument delivered by or on behalf of Seller or any Selling Subsidiaries pursuant to this Agreement or the Purchaser Documents or in any certificate or instrument delivered by or on behalf of Purchasers pursuant to this Agreement, as applicable (in each case, other than the Transition Services Agreement). The foregoing notwithstanding, nothing in this Article VIII shall limit or restrict the ability or right of any Party hereto to seek injunctive or other equitable relief for any breach or alleged breach of any provision of this Agreement; provided, however, that, from and after the Closing, any procedures in respect of and limitations on Losses or Liabilities in this Article VIII shall in no event be diminished or circumvented by such relief. Each Party acknowledges and agrees that it and any of the Purchaser Indemnitees and the Seller Indemnitees may not avoid any limitation on Liability by (a) seeking damages for breach of contract or tort or pursuant to any other theory of Liability, all of which are hereby waived, or (b) asserting or threatening any claim against any Person that is not a party hereto (or a successor to a Party hereto) for breaches of the representations, warranties and covenants contained in this Agreement. EACH PARTY AND EACH OF THE PURCHASER INDEMNITEES AND THE SELLER INDEMNITEES EXPRESSLY WAIVES ALL RIGHTS AFFORDED BY ANY STATUTE THAT LIMITS THE EFFECT OF A RELEASE WITH RESPECT TO UNKNOWN CLAIMS. EACH PARTY AND EACH OF THE PURCHASER INDEMNITEES AND THE SELLER INDEMNITEES UNDERSTANDS THE SIGNIFICANCE OF THIS RELEASE OF UNKNOWN CLAIMS AND WAIVER OF STATUTORY PROTECTION AGAINST A RELEASE OF UNKNOWN CLAIMS. EACH OF THE PURCHASER INDEMNITEES AND THE SELLER INDEMNITEES ACKNOWLEDGES AND AGREES THAT THIS WAIVER IS AN ESSENTIAL AND MATERIAL TERM OF THIS AGREEMENT. The Parties hereto agree that the provisions in this Agreement relating to indemnification, and the limits imposed on the Purchaser Indemnitees’ and the Seller Indemnitees’ remedies with respect to this Agreement and the transactions contemplated hereby (including Section 8.4), were specifically bargained for among sophisticated Parties and were specifically taken into account in the determination of the amounts to be paid to Seller hereunder.

Section 8.12. No Punitive Damages. NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT TO THE CONTRARY, IN NO EVENT WILL ANY PARTY OR ANY OF ITS AFFILIATES BE LIABLE FOR ANY PUNITIVE DAMAGES IN CONNECTION WITH ANY CLAIMS, LOSSES, DAMAGES OR INJURIES ARISING OUT OF THE CONDUCT OF SUCH PARTY PURSUANT TO THIS AGREEMENT; PROVIDED THAT THIS SECTION 8.12 SHALL NOT LIMIT INDEMNIFICATION FOR PUNITIVE DAMAGES PAID OR PAYABLE TO A THIRD PARTY.

Section 8.13. No Contribution. No Seller, Selling Subsidiary or other Seller Indemnitee shall have, and no such Person shall exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against any Conveyed Entity in connection with any indemnification obligation or any other Liability to which such Seller, Selling Subsidiary or other Seller Indemnitee may become subject or which may be payable out of the Escrow Amount or otherwise in connection with this Agreement.

ARTICLE IX

TERMINATION

Section 9.1. Termination. This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Closing as follows:

(a) by written agreement of Purchasers and Seller;

(b) by either Purchasers or Seller, by giving written notice of such termination to the other, if the Closing shall not have occurred on or prior to 5:30 P.M., Eastern Time, on December 29, 2018 (the “End Date”); provided, however, that if on the initial End Date, the conditions set forth in Section 6.1(b) (with respect to the HSR Act) or Section 6.1(a) (as a result of a challenge to the transactions contemplated hereby under the Antitrust Laws) are not satisfied, but all other conditions to the Closing set forth in Article VI are satisfied or waived (other than those conditions that by their nature can only be satisfied at the Closing, but subject to those conditions being capable of being satisfied), then Seller or Purchasers may, by providing written notice to the other prior to 5:30 P.M., Eastern Time, on such initial End Date, extend the End Date to March 29, 2019, in which case the End Date shall be deemed for all purposes to be such later date; provided, further, that neither Seller nor Purchasers may terminate this Agreement pursuant to this Section 9.1(b) if it is in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement, including such Party’s failure to satisfy any condition to the Closing that is within the control of such Party, and such breach causes, or results in, either (i) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the transactions contemplated by this Agreement set forth in Article VI prior to the End Date or (ii) the failure of the Closing to have occurred prior to the End Date;

(c) by either Purchasers or Seller, by giving written notice of such termination to the other, if any court of competent jurisdiction or other competent Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law then in effect, issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, in each case, such that the conditions set forth in Section 6.1(a) would not be satisfied, and such Law, Order or other action shall have become final and nonappealable; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 9.1(c) shall have complied in all material respects with its obligations under Section 5.3 and Section 5.4;

(d) by written notice from Purchasers following a breach of any covenant or agreement of Seller or any Selling Subsidiary contained in this Agreement, or if any representation or warranty of Seller or any Selling Subsidiary contained in this Agreement shall be or shall have become inaccurate, in either case, such that any of the conditions set forth in Section 6.2(a) and Section 6.2(b) is incapable of being satisfied, and such breach or inaccuracy is not cured as of the earlier of (i) the End Date and (ii) thirty (30) days after written notice of such breach from Purchasers is received by Seller; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to Purchasers if they or Guarantor is then in material breach of any representations, warranties, covenants or agreements contained in this Agreement;

(e) by written notice from Seller following a breach of any covenant or agreement of Purchasers contained in this Agreement, or if any representation or warranty of Purchasers contained in this Agreement shall be or shall have become inaccurate, in either such case, such that any of the conditions set forth in Section 6.3(a) or Section 6.3(b) is incapable of being satisfied, and such breach or inaccuracy is not cured as of the earlier of (i) the End Date and (ii) thirty (30) days after written notice of such breach from Seller is received by Purchasers; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(e) shall not be available to Seller, if Seller, the Selling Subsidiaries or the Conveyed Entities are then in material breach of any representations, warranties, covenants or agreements contained in this Agreement; or

(f) by written notice from Purchasers to Seller given at any time prior to Closing if there shall have occurred a Material Adverse Effect and such Material Adverse Effect is not cured as of the earlier of (i) the End Date and (ii) thirty (30) days after written notice of such Material Adverse Effect from Purchasers is received by Seller.

Section 9.2. Effect of Termination.

(a) In the event of the termination of this Agreement in accordance with Section 9.1, this Agreement shall thereafter become void and have no effect, and no Party shall have any Liability to the other Party or their respective Affiliates, directors, officers or employees except for the obligations of the Parties contained in this Section 9.2 and in Section 5.1 (Information and Documents), Sections 5.19(b) and (c) (Cooperation with Financing), and Article X (other than Sections 10.2 (Joinder) and 10.17 (Release)) and except that nothing herein will relieve any Party from Liability for any willful and material breach of any of its covenants or other agreements contained in this Agreement prior to such termination. For the purposes of this Agreement, “willful and material breach” shall mean an act or a failure to act, which act or failure to act constitutes a material breach of this Agreement and which act or failure to act was undertaken with the actual knowledge that such act or failure to act would be a breach of this Agreement.

(b) The Parties acknowledge and agree that nothing in this Section 9.2 shall be deemed to affect their respective rights to specific performance under Section 10.14, including Seller’s or Purchasers’ right to specifically enforce the other Party’s obligations to consummate the transactions contemplated hereby in accordance with Section 10.14.

(c) In the event that this Agreement is terminated (i)(A) by either Seller or Purchasers pursuant to Section 9.1(b), (B) by either Seller or Purchasers pursuant to Section 9.1(c) and such Law, Order or other action giving rise to such termination is with respect to any Antitrust Law; or (C) by Seller pursuant to Section 9.1(e) based on a failure by Purchasers to perform their covenants or agreements under Section 5.4, and (ii) in each case of the foregoing clauses (A), (B) and (C), at the time of such termination, all other conditions to the Closing set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(d) shall have been satisfied or waived (except for (I) those conditions that by their nature can only be satisfied at the Closing but which conditions would be satisfied or would be capable of being satisfied if the Closing Date were the date of termination or (II) those conditions that have not been satisfied as a result of a breach of this Agreement by Purchasers), then Purchasers shall pay to Seller a fee of $40 million (the “Termination Fee”) by wire transfer of immediately available funds, such payment to be made within two (2) Business Days of the applicable termination.

(d) Each of Seller and each Purchaser acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Solely for the purposes of establishing the basis for the amount thereof, and without in any way increasing or decreasing the amount of the Termination Fee or expanding or limiting the circumstances in which the Termination Fee is to be paid, each of Seller and Purchasers further acknowledges that the payment of the amounts by Purchasers specified in this Section 9.2 is not a penalty, but, in each case, is liquidated damages in a reasonable amount that will compensate Seller and the Selling Subsidiaries in the circumstances in which such amounts are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. If Purchasers fail to promptly pay the Termination Fee, and, in order to obtain such payment, Seller commences a suit that results in a judgment against Purchasers for the Termination Fee, or any portion thereof, Purchasers shall pay to Seller its costs and expenses (including reasonable attorneys’ fees and the fees and expenses of any expert or consultant engaged by Seller) in connection with such suit, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment.

(e) The Parties agree and understand that in no event shall Purchasers be required to pay the Termination Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement, if Seller actually receives the Termination Fee from Purchasers pursuant to this Section 9.2, (i) such payment (and any amounts payable pursuant to Section 9.2(d)) shall be the sole and exclusive remedy of Seller and the Selling Subsidiaries against any Purchaser, Guarantor and their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates, Financing Sources and Representatives and none of any Purchaser, Guarantor, or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates, Financing Sources or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby and (ii) under no circumstances shall Seller be entitled or permitted to receive monetary damages (including the payment of the Termination Fee pursuant to this Section 9.2) for any breach by Purchasers of Section 5.4 of this Agreement in excess of the Termination Fee (and any amounts payable pursuant to Section 9.2(d)). Until such time as Purchasers or Guarantor pays the Termination Fee in accordance with this Section 9.2, nothing in this Section 9.2(e) shall prohibit or restrain Seller or any Selling Subsidiary from its right to obtain specific performance pursuant to Section 10.14.

(f) Notwithstanding anything to the contrary contained herein, no Seller Related Party shall have any rights or claims against any Financing Source (solely in its capacity as a Financing Source) in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, and no Financing Source shall have any rights or claims against any Seller Related Party in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided that, following occurrence of the Closing, the foregoing will not limit the rights of the parties to the Financing under any Debt Commitment Letter related thereto to the extent relating solely to the Conveyed Entities and the Purchased Assets only (and not in any event to Seller or the Selling Subsidiaries).

ARTICLE X

MISCELLANEOUS

Section 10.1. Notices. Except as otherwise expressly provided in this Agreement, any notice or other communication required or permitted under this Agreement shall be in writing and deemed to have been duly given (a) five (5) Business Days following deposit in the mail if sent by registered or certified mail, postage prepaid; (b) when sent, if sent by facsimile transmission and if receipt thereof is confirmed by machine generated receipt; (c) when sent, if sent by e-mail and no “system” error or other notice of non-delivery is generated; (d) when delivered, if delivered personally to the intended recipient; and (e) one (1) Business Day following deposit with a nationally recognized overnight courier service, in each case, addressed as follows:

To any member of the Seller Group:

Gerdau Ameristeel US Inc.

4221 W. Boy Scout Blvd., Suite 600

Tampa, Florida 33607

Attn: Robert Wallace

Facsimile: (813) 207-2355

Email: robert.wallace@gerdau.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attn:    Alan Klein

            Michael T. Holick

Facsimile: (212) 455-2502

Email: aklein@stblaw.com

           mholick@stblaw.com

To Purchasers or Guarantor:

Commercial Metals Company

6565 North MacArthur Blvd., Suite 800

Irving, Texas 75039

Attention: Paul K. Kirkpatrick

Email: paul.kirkpatrick@cmc.com

with a copy to (which shall not constitute notice):

Akin Gump Strauss Hauer & Feld LLP

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4624

Attention: Garrett A. DeVries

Email: gdevries@akingump.com

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

Section 10.2. Joinder. At the Closing, the Conveyed Entities shall execute a joinder to this Agreement in the form attached hereto as Exhibit E (the “Joinder for Conveyed Entity”) pursuant to which it will assume, and will be obligated with Purchasers on a joint and several basis, to perform and satisfy each of Purchasers’ obligations under this Agreement.

Section 10.3. Amendment; Waiver. Except as otherwise expressly provided in this Agreement, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Purchasers and Seller or, in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Notwithstanding anything to the contrary contained herein, Sections 9.2(e), 9.2(f), 10.1, 10.3, 10.6(iii), 10.9(c), 10.9(d), 10.9(e) and the definition of “Financing Sources” (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) may not be amended, supplement, waived or otherwise modified in any manner that is material and adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources.

Section 10.4. Assignment. No Party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party. Any attempted assignment without obtaining such required consent shall be null and void.

Section 10.5. Entire Agreement. This Agreement (including all Schedules and Exhibits, the Seller Disclosure Letter and the Purchaser Disclosure Letter) and the Closing Agreements contain the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters except for the Confidentiality Agreement, which will remain in full force and effect for the term provided for therein if this Agreement is terminated in accordance with Section 9.1.

Section 10.6. Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Parties or their successors or permitted assigns any rights or remedies under or by reason of this Agreement, except (i) the Conveyed Entity Covered Persons shall be third-party beneficiaries of the obligations of Purchasers set forth in Section 5.8, (ii) any Affiliates of Seller that have provided Parent Guarantees shall be third-party beneficiaries of the obligations of Purchasers set forth in Section 5.9 and (iii) the Financing Sources shall be express third party beneficiaries of Sections 9.2(e), 9.2(f), 10.1, 10.3, 10.6(iii), 10.9(c), 10.9(d) and 10.9(e), each of such Sections shall expressly inure to the benefit of the Financing Sources and the Financing Sources shall be entitled to rely on and enforce the provisions of such Sections.

Section 10.7. Public Disclosure. Notwithstanding anything herein to the contrary, each of Purchasers and Seller agrees that, except as may be required to comply with the requirements of any applicable Laws and the rules and regulations of each stock exchange upon which the securities of such Party or its Affiliates is listed, if any, no press release or similar public announcement or communication (including on any website or in social media) shall be made by such Party or any of its Affiliates concerning the execution or performance of this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the non-disclosing Party (which approval shall not be unreasonably withheld, delayed or conditioned) except that no Party shall be required to obtain the approval of the other Party pursuant to this Section 10.7 if all of the information about this Agreement or the transactions contemplated hereby that is contained in any proposed release or announcement includes information that has previously been made public without breach of the obligations under this Section 10.7.

Section 10.8. Expenses. The IT Transition Costs shall be borne (a) solely by Seller up to $1,000,000, (b) equally by Seller, on the one hand, and Purchasers, on the other hand, for IT Transition Costs in excess of $1,000,000 up to $4,000,000 and (c) by Seller for IT Transition Costs in excess of $4,000,000. The filing fees under the HSR Act shall be borne equally by Seller, on the one hand, and Purchasers, on the other hand (and each of Seller and Purchasers shall pay one half of such filing fees directly to the Antitrust Authorities). Any Conveyed Entities Transaction Expenses shall be borne by Seller. The out-of-pocket cost of the Title Policies and the Surveys relating to any Mill shall be borne equally by Seller, on the one hand, and Purchasers, on the other hand. Except as set forth in this Section 10.8 and as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement, the Closing Agreements and the transactions contemplated hereby and thereby shall be borne by the Party incurring such expenses.

Section 10.9. Governing Law; Jurisdiction; Waiver of Jury Trial; Limitation of Liability.

(a) This Agreement and all actions, causes of action, claims, cross-claims, third-party claims or Actions of any kind (whether at Law, in equity, in contract, in tort or otherwise) that may be based upon, arise out of or relate to this Agreement (including the Exhibits and Schedules hereto), any certificate, instrument, opinion or other documents delivered hereunder or the negotiation, execution or performance hereof or thereof (including any action, cause of action, claim, cross-claim, third-party claim or Action of any kind based upon, arising out of or related to any representation or warranty made in or in connection herewith or therewith) shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflicts of law principles of such state.

(b) With respect to any Action, each Party irrevocably and unconditionally (i) agrees and consents, for itself and its property, to be subject to the exclusive jurisdiction of the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, in any action, cause of action, claim, cross-claim or Action of any kind arising out of or relating to this Agreement, any certificate, instrument, opinion or other documents delivered hereunder or the negotiation, execution or performance hereof or thereof (including any action, cause of action, claim, cross-claim or Action of any kind based upon, arising out of or related to any representation or warranty made in or in connection herewith or therewith), or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action, cause of action, claim, cross-claim or Action of any kind shall be heard and determined in such Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court of the United States of America sitting in the State of Delaware); (ii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any action, cause of action, claim, cross-claim or Action of any kind arising out of or relating to this Agreement, any certificate, instrument, opinion or other documents delivered hereunder or the negotiation, execution or performance hereof or thereof (including any action, cause of action, claim, cross-claim or Action of any kind based upon, arising out of or related to any representation or warranty made in or in connection herewith or therewith) in the Delaware Court of Chancery, any federal court of the United States of America sitting in the State of Delaware or in any Delaware State court; (iii) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action, cause of action, claim, cross-claim or Action of any kind in any such court; and (iv) agrees that a final judgment in any such action, cause of action, claim, cross-claim or Action of any kind may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. The foregoing consent to jurisdiction shall not constitute general consent to service of process in the State of Delaware for any purpose except as provided above and shall not be deemed to confer rights on any Person other than the respective Parties to this Agreement. Each of Seller and each Purchaser irrevocably agrees that service of any process, summons, notice or document by United States registered mail to such Party’s address set forth above shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters for which it has submitted to jurisdiction pursuant to this Section 10.9(b).

(c) EACH OF EACH PURCHASER, SELLER AND EACH SELLING SUBSIDIARY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, CAUSE OF ACTION, CLAIM, CROSS-CLAIM OR LEGAL PROCEEDING OF ANY KIND (WHETHER AT LAW, IN EQUITY, IN CONTRACT, IN TORT OR OTHERWISE) AS AMONG THE PARTIES DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT (INCLUDING THE EXHIBITS AND SCHEDULES HERETO), ANY CERTIFICATE, INSTRUMENT, OPINION OR OTHER DOCUMENTS DELIVERED HEREUNDER OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF OR THEREOF (INCLUDING ANY ACTION, CAUSE OF ACTION, CLAIM OR LEGAL PROCEEDING OF ANY KIND OR DESCRIPTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION HEREWITH OR THEREWITH) OR THE TRANSACTIONS CONTEMPLATED HEREBY OR DISPUTES RELATING HERETO, INCLUDING BUT NOT LIMITED TO ANY DISPUTE ARISING OUT OF OR RELATING TO THE DEBT COMMITMENT LETTER, THE FINANCING OR TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM

AGAINST ANY FINANCING SOURCE, OR THE PERFORMANCE THEREOF, INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE OR THE PERFORMANCE THEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER AT LAW, IN EQUITY, IN CONTRACT, IN TORT OR OTHERWISE. EACH OF EACH PURCHASER, SELLER AND EACH SELLING SUBSIDIARY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT, FINANCING SOURCE OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER; (III) MAKES SUCH WAIVER VOLUNTARILY; AND (IV) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.9(c).

(d) Notwithstanding anything herein to the contrary, each Seller Related Party and each of the other parties hereto (a) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources (in their capacity as Financing Source hereunder) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (b) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (c) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 10.1 shall be effective service of process against it for any such action brought in any such court, (d) waives and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (e) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law; provided that, notwithstanding the foregoing, it is understood and agreed that (i) the interpretation of the definition of “Material Adverse Effect” (and whether a Material Adverse Effect has occurred), (ii) the determination of the accuracy of any Specified Representations (or similar term as defined in the Debt Commitment Letter in respect of the Conveyed Entities and the Purchased Assets) and whether as a result thereof Purchasers have the right (taking into account any applicable cure provisions) to terminate their obligations under this Agreement or decline to consummate the transactions contemplated thereby, and (iii) the determination of whether the transactions contemplated by this Agreement have been consummated in accordance with their terms, in each case, shall be governed by, and construed in accordance with the Laws of the State of Delaware, regardless of the laws that might otherwise govern the applicable principles of conflicts of laws thereof.

(e) No Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature.

Section 10.10. Counterparts; Delivery by Facsimile or Email.

(a) This Agreement, and any amendment, restatement, supplement or other modification hereto or waiver hereunder, (i) may be executed in one or more counterparts (including by means of facsimile or email in .pdf format), each of which shall be deemed an original and all of which shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart, and (ii) to the extent signed and delivered by means of a facsimile machine or scanned pages via email, shall be treated in all manner and respect as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

(b) At the request of any Party hereto, each other Party hereto shall re-execute original forms hereof and of any Closing Agreement and deliver them to all other Parties. No Party hereto shall raise the use of a facsimile machine or email to deliver a signature or the fact that any signature or agreement was transmitted or communicated through the use of facsimile machine or email as a defense to the formation of a contract, and each such Party forever waives any such defense.

Section 10.11. Headings. The heading references herein and the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

Section 10.12. No Strict Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by all Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 10.13. Severability. The provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any term or other provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid, illegal or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity, illegality or unenforceability, nor shall such invalidity, illegality or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 10.14. Specific Performance. Each Party acknowledges and agrees that the other Parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by a Party would not be adequately compensated by monetary damages alone. Accordingly, in addition to any other right or remedy to which any Party may be entitled under this Agreement, at law or in equity, each Party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to seek temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking (unless such requirement is not permitted to be waived under applicable Law). If any Party brings any Action to enforce specifically the performance of the terms and provisions of this Agreement by any other party in accordance with this Section 10.14, the End Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days, or (y) such other time period established by the Delaware court presiding over such Action.

Section 10.15. Representation of Seller. Purchasers hereby waive and agree to not assert, and agree to cause the Conveyed Entities to waive and not assert, any actual or potential conflict of interest arising out of or relating to the representation, on or after the Closing Date, of Seller or any of its Affiliates in any dispute with Purchasers or any Conveyed Entity involving the transactions contemplated by this Agreement, by Simpson Thacher & Bartlett LLP (“Simpson”) in connection with the transactions contemplated by this Agreement, even though the interests of such Person(s) may be directly adverse to Purchasers or any of their Affiliates (including, from and after the Closing, the Conveyed Entities) and even though Simpson may have represented the Conveyed Entities in a matter substantially related to such dispute. Purchasers and the Conveyed Entities also further agree that, as to all communications among Simpson and the Conveyed Entities, Seller or its Affiliates and their respective Representatives that relate in any way to this Agreement, the negotiation thereof or the transactions contemplated hereby, the attorney-client privilege and the expectation of client confidence belongs to Seller and shall be controlled by Seller and shall not pass to or be claimed by Purchasers or any of their Affiliates (including, from and after the Closing, the Conveyed Entities). Notwithstanding the foregoing, such attorney-client privilege, attorney-work product protection and client confidence shall also belong to and also be controlled by the Conveyed Entities and shall be deemed passed to and claimed by the Conveyed Entities after the Closing (i) in the event that a dispute arises after the Closing between Purchasers or any of their Affiliates (including, from and after the Closing, the Conveyed Entities), on the one hand, and a third party other than (and not an Affiliate of) a Party to this Agreement, on the other hand or (ii) to the extent any such attorney-client privilege, attorney work-product protection or client confidence is required to be waived or otherwise required to be similarly released by any Governmental Authority, and, in any such case, Purchasers and the Conveyed Entities shall not be in breached or violation of any provision of this Agreement or any Closing Agreement for providing any information, documents, communications or client confidences to any Governmental Authority in response to, and subject to the limitation in, the foregoing. Purchasers acknowledge that they have consulted with independent counsel of their own choosing with respect to the meaning and effect of this Section 10.15.

Section 10.16. Purchaser Guarantee. Guarantor, as primary obligor and not merely as surety, absolutely, fully, irrevocably and unconditionally guarantees the full and timely payment and performance of and agrees to cause Purchasers to perform, and shall be jointly and severally liable with Purchasers for the full and timely payment and performance of, the obligations of Purchasers (the “Guaranteed Obligations”) when due and payable or required to be performed, as applicable, in accordance with this Agreement and the Purchaser Documents. This is a guarantee of payment and performance and not of collectability. The obligations of the Guarantor under this Section 10.16 are primary, absolute, unconditional and irrevocable in respect of satisfying the Guaranteed Obligations and shall be enforceable against Guarantor to the same extent as if

Guarantor were the primary obligor (and not merely a surety) under this Agreement and the Purchaser Documents. It shall not be necessary for Seller (and Guarantor hereby waives any rights that Guarantor may have to require Seller), in order to enforce the obligations of Guarantor hereunder, first to (a) institute suit or exhaust its remedies against Purchasers; (b) join Purchasers or any other Person in any action seeking to enforce any such agreement; or (c) resort to any other means of obtaining payment or enforcement of the obligations of Purchasers; provided that, for the avoidance of doubt, any defenses or counterclaims that would be available to any Purchaser shall be available to Guarantor hereunder (other than to the extent expressly waived in this Section 10.16 or otherwise arising from any insolvency, bankruptcy, arrangement, adjustment, composition or liquidation of any Purchaser). Seller shall not be required to take any action to reduce, collect or enforce the obligations of Purchasers when due under this Agreement or any Purchaser Document prior to reducing, collecting or enforcing against Guarantor with respect to Guarantor’s obligations hereunder. With respect to the Guaranteed Obligations, Guarantor waives notice of protest, proof of non-payment, default or breach by Purchasers, promptness, diligence, notice of acceptance of this guarantee and of the Guaranteed Obligations, presentment, demand for payment, notice of any Guaranteed Obligations incurred, all defenses that may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect. Guarantor agrees to each of the following, and agrees that its obligations under this Agreement and the Purchaser Documents as a result of this Section 10.16 shall not be released, diminished, impaired, reduced or adversely affected by any of the following, and waives any common law, equitable, statutory or other rights (except to the extent required pursuant to this Agreement or any Closing Agreement) that Guarantor might otherwise have as a result of or in connection with (i) any renewal, extension, increase, modification, alteration or rearrangement of all or any part of the obligations of any Purchaser pursuant to this Agreement or any Purchaser Document; (ii) any insolvency, bankruptcy, arrangement, adjustment, composition, liquidation, disability, dissolution, asset sale or transfer or change of structure, ownership or organization of any Purchaser; (iii) the failure or delay on the part of Seller to assert any claim or demand or to enforce any right or remedy against any Purchaser; or (iv) the adequacy of any other means Seller may have of obtaining payment related to any of the Guaranteed Obligations. Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and the Closing Agreements. The guarantee set forth in this Section 10.16 is a continuing and absolute guarantee, and it and the Guaranteed Obligations will not be discharged, and will remain in full force and effect, until the full payment and performance of all amounts required to be paid and performed by Purchasers pursuant to this Agreement and the Purchaser Documents.

Section 10.17. Release. Effective as of the Closing, each Selling Subsidiary, on the one hand, and each Conveyed Entity, on the other hand, on their own behalf, and on behalf of their respective legal representatives and successors and assigns and, with respect to each Selling Subsidiary, on behalf of their respective Affiliates (the “Releasing Persons”), hereby releases, acquits and forever discharges, to the fullest extent permitted by Law, the other, and each of their respective current, former or future employees, directors, agents, equity holders, officers, managers, partners, Affiliates and Representatives (collectively, in such capacities, the “Released Persons”), of, from and against any and all Actions and Liabilities, whether at law or in equity, that such Selling Subsidiary or such Conveyed Entity, or their respective Releasing Persons ever had, now has or may hereafter have against any of the Released Persons, by reason of any matter, cause or thing relating to the Business, the Purchased Assets, the Assumed Liabilities, the

Conveyed Entities or the Conveyed Entities Equity Interests occurring at any time on or prior to the Closing, but only to the extent that such cause, matter or thing does not otherwise constitute fraud by any Person other than a Conveyed Entity. Notwithstanding anything contained in this Section 10.17 to the contrary, the release set forth in this Section 10.17 shall not affect or release (i) any claims or rights under this Agreement, the Closing Agreements and the Confidentiality Agreement, (ii) any matters set forth in Articles VII and VIII, subject to the provisions and limitations contained in Articles VII and VIII, respectively, (iii) any rights, following the Closing, to receive payments pursuant to this Agreement or any rights pursuant to Section 5.8, and (iv) with respect to the Released Persons who are or were employees, officers or directors of the Business, solely with respect to their participation in the Business Benefit Plans, any rights under any Business Benefit Plan.

*        *        *         *        *

IN WITNESS WHEREOF, the Parties have executed or caused this Agreement to be executed as of the date first written above.

SELLER:

GNA FINANCING INC.

By:	/s/ Rodrigo Fereira de Souza
Name: Rodrigo Fereira de Souza
Title: President

SELLING SUBSIDIARIES:

GERDAU AMERISTEEL US INC.

By:	/s/ Peter J. Campo
Name: Peter J. Campo
Title: President

GERDAU AMERISTEEL SAYREVILLE INC.

By:	/s/ Peter J. Campo
Name: Peter J. Campo
Title: President

GERDAU AMERISTEEL WC, INC.

By:	/s/ Peter J. Campo
Name: Peter J. Campo
Title: President

[Signature Page to Stock and Asset Purchase Agreement]

PURCHASERS

CMC STEEL FABRICATORS, INC.

By:	/s/ Tracy L. Porter
Name: Tracy L. Porter
Title: President

CMC STEEL US, LLC

By:	/s/ Tracy L. Porter
Name: Tracy L. Porter
Title: President

GUARANTOR:

COMMERCIAL METALS COMPANY

By:	/s/ Barbara R. Smith
Name: Barbara R. Smith
Title: President and Chief Executive Officer

[Signature Page to Stock and Asset Purchase Agreement]